
PRE-PAID LEGAL SERVICES,
2006
ANNUAL REPORT


07050675

Today there is a bevy of laws and regulations that render a business civilly and criminally liable for losing the identities of employees or customers. Fines can be huge. The combination of fines and publicity can be life threatening to a company. Our product can help businesses comply with the various laws and regulations and can put employees a phone call away from a complete restoration service should they become a victim of identity theft, thus relieving them of all kinds of problems, uncertainties, anxiety, and hour upon hour of effort. A benefit not only to the employee but to the company.

While we are very optimistic about our ability to tap this new and very large market with ADRS, our base business is what got us to where we are today, and it has enormous potential. Our products are one-of-a-kind and bring real value to people of almost all economic levels. To fully appreciate the value of our product, I urge you to visit our website (www.prepaidlegal.com) and read the nearly 1,000 letters from our members. We have included dozens of these letters in this report. Read what they think about our products, about our company, about the variety of problems (some serious and some everyday life events) we routinely handle for our members. There is no better way to understand the full value of our products.

We can do the same for you. If you do not have a Pre-Paid Legal life events membership, if you do not have the protection our identity theft product delivers, especially our restoration service, if you do not have a highly professional lawyer a phone call away (last year our 1,000+ provider attorneys in our provider law firms throughout the United States and Canada took almost three million calls), call us at 1-800-654-7757. Become a Pre-Paid Legal member. You are a part owner of this company. Then tell me what you think of our products. Tell others about our products.

In summary, our products remain unique. They bring great value. We serve large, as yet untapped, markets. We remain extraordinarily sound financially while continuing to reduce the number of shares outstanding. And we recently put in place changes that will make us a stronger company with even greater potential.

We appreciate your confidence. If you are not a member, become one.

Cordially,



Harland C. Stonecipher
Founder, Chairman, CEO & President
Pre-Paid Legal Services, Inc.

Fourteen Years of Continued Growth: The Numbers

MEMBERSHIP REVENUES


MILLIONS
$450
$400
$350
$300
$250
$200
$150
$264
$308
$330
$355
$389
$412
2001
2002
2003
2004
2005
2006

Membership Fees:
We have grown our membership revenues for 14 consecutive years. During 2006 membership fees increased 6% due to the 3% growth of the average active membership base combined with the 3% increase in the average annual fee per member.

CASH FLOW BEFORE CHANGES IN ASSETS & LIABILITIES


000'S OMITTED
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$30,679
$42,699
$47,731
$51,689
$45,434
$60,832
2001
2002
2003
2004
2005
2006

Cash Flow:
Our business model allows for growth of top-line membership fees while generating significant cash flow. As shown in the accompanying chart, cash flow from operations before changes in assets and liabilities has grown significantly since year 2001.

WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING


000'S OMITTED
21,000
19,000
17,000
15,000
13,000
21,544
19,764
17,599
16,458
15,652
14,739
2001
2002
2003
2004
2005
2006

Outstanding Shares:
Our free cash flow continues to be utilized to reduce the number of shares outstanding. Due to the share repurchase program which began in April of 1999, the number of shares outstanding has been reduced by 42% to 13.6 million as of December 31, 2006.

DILUTED EARNINGS PER SHARE


$3.50
$3.10
$2.70
$2.30
$1.90
$1.50
$1.10
$0.70
$0.30
$1.26
$1.82
$2.27
$2.48
$2.29
$3.51
2001
2002
2003
2004
2005
2006

Diluted Earnings Per Share:
The growth in diluted earnings per share over the past five years was achieved by increasing our net income and reducing the number of shares outstanding through our share repurchase program that began seven years ago.


PRE-PAID LEGAL SERVICES, INC.
20
06
ANNUAL REPORT
SM

The **power** of **direct selling** is the **magic** of **self-selection.**

Below are some examples of the magic:


PRE-PAID LEGAL
One Pre-Paid Way

In 2006, many people started a Pre-Paid Legal business. Some didn't take advantage of the opportunity, but those who continue past the simple start can achieve great success. In 2006, we redesigned our field leadership program, reducing our Regional Vice President group from about one hundred fifteen to fifteen. Located across the United States and Canada, this network appoints Regional Managers; who appoint Certified Meeting Coordinators. The new structure provides a communication rich environment in which we can monitor sales activity, further educate, and motivate the sales force.



Micheal Humes:

Michael Humes was a letter carrier with the U.S. Postal Service when he began working Pre-Paid Legal on a part-time basis. Within nine months, while still putting in 65 to 70 hours per week at the post office, he was able to focus on his PPL business full time at the age of 26.

He is now able to give back to his community. As a child, he remembered his family being the recipient of Thanksgiving baskets. In turn, **his organization gave away 50 Thanksgiving baskets to families in his community last year. They also committed to feeding 10 families each month in 2007.** In addition, Michael's organization financially supports college funds awarded each year to deserving students.

Their generosity extended outside the United States when he and his best friend and mentor, Darnell Self, were able to send food, clothes and Bibles to the Dominican Republic and Haiti, providing enough supplies for three entire villages.



Traci Broughton:

Tracy Broughton yearned to pursue her dream jobs in the modeling and entertainment industry, but her "real" job in the corporate world left her with little spare time. Tracy's dreams came to a halt when she was severely injured in a car accident which left her paralyzed on one side of her body and wheelchair bound.

Pre-Paid Legal Services has provided her with an opportunity. She now helps others achieve their dreams. The single mother of two twin boys, Triston and Tyler, Tracy recently bought her first home - a 4,000-square-foot $1.5 million house.

She is now working to leave a legacy. Tracy enjoys attending all her sons' events and donates her time and money to her church, community and non-profit groups. She is able to financially help her family. **She knows that she is making a difference!**



Rob Vest:

The links were once the home office for **Rob Vest** during his career as a clubhouse golf professional. There were also business ventures into packing, shipping, and vending before his friends asked him to look at a benefits package that included a Pre-Paid Legal membership. Something about Pre-Paid Legal stood out and he fell in love with the product. He recruited himself into the business.

With no sales background, he set off door-to-door to present the service. His initial training came from his sales experience on the streets, but he gives great credit to PPL Group trainings, Group calls and the system PPL has in place. It all came together and **Vest is now one of the company's top Group Associates.**

Rob admits that he never pictured himself as a salesperson, but developing into that role has been very rewarding for him. He is now a leader, teacher and sales manager.



Reginald Santiago:

Before joining Pre-Paid Legal, **Reginald Santiago** was a former U.S. Army paratrooper. After the military, he moved from job to job, being fired from 11 positions in two years. His lifestyle has vastly improved thanks to Pre-Paid Legal. He enjoys being his own boss now.

Reginald was introduced to the company by a person sharing the opportunity with his roommate at their home. He admits not playing close attention or reacting until hearing the compensation plan. Even though the presenter is no longer with the company, he and his roommate became Platinum Executive Directors.

He recommends sticking to the basics of the business. **Reginald believes that if someone like himself with no sales or network-marketing experience can succeed, anyone can do it. Trust yourself and have faith like it depends on God, but work like it depends on you.**



Rebecca Mello:

After a diverse career path, **Becky Mello** launched into a job as a salesperson for a large corporation in 1981. Her hard work paid off allowing her to live in a beautiful condominium on a golf course; however, she had no time to enjoy the view; living a stressful and joyless life obstructed by 12-hour days, on-call status and very few vacation weeks each year.

Now that Pre-Paid Legal is her full-time career, she is able to control her schedule. Her balanced life includes time for her passion of writing and playing gospel music, spending time with her family and volunteering for local charities and fund-raisers.

Becky credits her success to her sponsors who give her constant encouragement. She also appreciates the hard-working Associates who make her monthly override commissions possible.




Pre-Paid Legal changes lives.

In 2006, 612,726 new member families discovered affordable access to legal and identity theft resolution services for their everyday, and unexpected, live events. **At the end of 2006, over 1.5 million families owned a Life Events Legal Plan and our Provider Law Firms fielded nearly 3 million calls from Pre-Paid Legal members.** We have thousands of letters at **www.prepaidlegal.com;** an incredible testament to the power of membership.

Pre-Paid Legal,

I would like to start out by saying it has been wonderful having such an amazing law firm working for my family and myself. I had my two beautiful children ages 7 and 9 taken from me about six years ago. I went to court on five different occasions without an attorney and I lost every time because the other party did have legal representation, therefore making it impossible for me to fight for my legal rights. They told nothing but lies and made false accusations. I have missed out on a lot of things in my children's lives, such as my son's first steps and their first day of school for six years. Those things cannot be replaced. With the help from Pre-Paid Legal and [Attorney] I have been given the chance to start fresh and make new first moments with my children. I would recommend to anyone who is in the situation that I was in, or if you know someone going through what I went through to make sure that you have the proper legal representation. Pre-Paid Legal was there for me and helped so I wouldn't have to lose again. I would like to give an extra thank you to my Hero [Attorney] and [Law Firm].

Sincerely,
I. Wright

Pre-Paid Legal,

I have had the Pre-Paid Legal membership since 2000 and have used title 1 and 2. In that 6 years the PPL attorneys have saved me over $25,000. Thank you for making Equal Justice a reality!

J. Whitewing

Pre-Paid Legal,

We just want to commend [an Attorney from your Law Firm]. We contacted him on a Friday morning, faxed over our real estate purchase contract, he immediately reviewed it and told us that he would put a letter together and mail it certified to appropriate parties requesting the return of our earnest money. Anyhow, on Tuesday, two business days later, we received the cancellation notice from the realtor and, consequently, got back our $5,000 earnest money two days later! The realtor was not happy at all.

[Attorney] accomplished in two days what we were unable to do in two weeks. He was professional, on task and completed the matter with urgency! It was a great pleasure and positive experience to work with such a qualified and reputable attorney.

We are so proud to be part of Pre-Paid Legal and have peace of mind knowing that we are empowered with these great services.

Thank you,
I. and A. Alicea

Pre-Paid Legal,

I recently had an opportunity to use your services. My initial call was promptly returned. I was extremely impressed with the efficiency and professionalism of the attorney. The letter that was sent to the business I was at the issue with was excellent and very timely. It was mailed the day after my conversation with [the attorney].

I am quite happy and relieved to say the letter produced near – immediate results. Less than a week following the letter, my mother's tombstone had been completed.

A very sincere thank-you to your efficient service, and especially to [my attorney] for the kind manner in which he handled a sensitive situation.

Sincerely,
C. Fiazza

Pre-Paid Legal,

It is almost unbelievable how attention was given to my billing issue that had been initially brought to my attention with my property's management company back in July, 2006. After receiving the letter from the Corporate Accountant quickly called me for resolution of the $1,378.66 bill.

The property's on-site Manager had conspicuously made my contact with the corporate staff challenging, even after I'd forwarded him my personal payment records to address the limited knowledge of the issue. I'd even followed up with him for more details and got that there was no news. He's stopped me during my evening neighborhood walk, casually saying, "there might be an outstanding balance." I thought the behavior odd, but when I received a shocking hand-delivered "7-Day Notice" to boot me from my home on September 2, I realized this was much more than a casual accounting issue. This was complete negligence, even hostile, and probably attuned to being a sly attempt to intimidate me since this notice was delivered near the start of the winter visitor season, when guests typically rent comparable spaces for nearly 4-times the rate for my place if I weren't here.

In all, after receiving the [Provider Law Firm] letter and my memo on the erroneous billing of some $929.84, including covering this monthly utility billing, and Management correcting errors I found shorting themselves, I've grown concerned about how my elderly neighbors are being treated as well since I've learned the hard way that accounting here is far from seamless. Corporate accounting was simply accumulating charges and no one bothered to make me privy to their perfectly logical and imaginative numbers-crunching. I simply wish my checkbook balance would miraculously grow that fast.

Previously, I'd been business manager for a company audited by federal program accountants with a penchant for discovering fraud, and can attest that if my responsibilities were kept even remotely comparable this operation, I would have been personally penalized, heavily, to say the least.

Suddenly there appeared the paperwork that should have been presented to me upon my initial home purchase, an updated Statement and an additional update of the accountant's entries for me to further dredge through. I've now conceded to paying the documented $.56 local tax increase and keeping a keen eye for any future mis-fires.

I'm so appreciative of the relative ease I've experienced working to a satisfactory resolution to this issue because of the professionalism of the [law firm] attorneys, the support team and Pre-Paid Legal Services. And certainly, the Associate for introducing me to Pre-Paid Legal just at the perfect time, this has been the best cost-effective, aggravation-saving service I've ever encountered. I wish you well in continuing this standard of integrity and excellent, caring client service. Wonderful, Rare Birds you all are.

A. Long

Pre-Paid Legal,

For the past 21 months I have been a member of Pre-Paid Legal. From the very beginning, including my initial phone consultation, [Provider Attorney] was my attorney. I cannot say enough about [Provider Attorney] and his expertise in handling my case. He was always extremely patient with me, diligent in responding to my phone calls, and very quick to explain so much that I didn't understand. Each time I spoke with [Provider Attorney], I had a sense of relief and encouragement. I grew to respect his advice and follow his lead...he knew the law, knew how to judge people, and knew how to calm a client who never before dealt with an attorney. [Provider Attorney] was terrific!!! I couldn't have asked for a better attorney to handle my case. After 21 months he became a 'friend', certainly someone who was able to bring closure to a troubling situation concerning a family member. I am pleased that my case has finally ended, and ended in my favor. However, it also brings to an end my 'relationship' with my attorney...[Provider Attorney] was the best!!

B. Vigano

Pre-Paid Legal,

This letter is token of appreciation. It's said somewhere that "it's better late than never at all". About one year ago you and your staff helped me with an issue with a creditor who turned my account over to a law firm to collect a debt of $5,731.79.

At that time I was pressured by this law firm to pay or appear before the court. When I called for assistance, I received not only excellent, but above and beyond service from [the attorney] in handling my case.

I believed at that time I received not one but more than one letter sent on my behalf at no additional charge! I don't know what I would have done without your help! Without appearing in court, [the law firm] arranged a settlement of 50% off the total debt owed! No court costs, no filing charges, no extras!

Thanks so much,
A. Karim


PRE-PAID LEGAL SERVICES, INC.
20 06
ANNUAL REPORT
SM

Pre-Paid Legal changes lives.

Pre-Paid Legal,

Recently, I had my first experience using my Pre-Paid Legal Benefit. I'm writing to share my great experience with your services. From the moment that (the receptionist) answered the phone and took my information and assigned me my intake number to the skilled help from [my attorney], I couldn't be more pleased. My initial call was promptly returned by another person, checking to make sure that I understood the process. The organized manner that you have set up allowed me to easily reach my attorney each time that I tried.

[My attorney] was patient, kind, understanding, and knowledgeable in helping me with the speeding ticket. She listened, reassured me, and offered options. I felt very comfortable working with her.

Thank you for making the legal procedure less painful with your process and personnel.
Sincerely,
C. Torbic

Pre-Paid Legal,

I am sending you these lines to convey to you and [the Provider Law Firm] my deepest appreciation and thanks for representing me during the hearing due to my traffic violation. This coming Monday I will be sending the $98.00 fine imposed by the Court to the address shown in your last letter.

Again, thank you very much and let me tell you that there is a very nice feeling knowing that I am being protected by the great professionals from [the Provider Law Firm].

Sincerely yours,
F. Zappella

Pre-Paid Legal,

I would like to commend [Provider Attorney] on his extremely fast response on Friday when I called in to speak to someone regarding a collection attempt. He responded to my question within 45 minutes, which was a great surprise to me since normally when a company tells you they will call you back in a few hours it is normally a few days until they get back to you. He is very knowledgeable and reassured me of all of the possible avenues that we can take in this situation. I would like to thank you for employing someone as knowledgeable as him on your staff.

Sincerely,
D. Reffo

Pre-Paid Legal,

I am a member of Pre-Paid Legal Services. I am writing this letter to commend [Attorney] on his exceptional service. I spoke with him on Friday, February 3, regarding a legal issue that I am presently facing. He listened to my concerns patiently before responding with suggestions on how to go about dealing with the situation. When I got off the phone I was very at peace and relaxed because he made me feel like my situation wasn't as grave as I thought. He is not only an attorney but also a human being that can reach in and touch his client's heart. I am very pleased with his service and would look forward to having his representation in the future.

[Attorney], thanks again for your excellent advice.
Sincerely,
E. Uko

Pre-Paid Legal,

Thank you for everything you did in assisting me to resolve my recent legal matter. I appreciate the work you do in servicing the needs of Pre-Paid Legal members. I would like to commend you for the outstanding service that you provided to me. You worked untiringly until you achieved a successful outcome. Again, I thank you for excellence of service given to a satisfied Pre-Paid Legal member.

Kudos to you and the staff at [Law Firm].
Sincerely,
G. Walker

Pre-Paid Legal,

I can't thank you enough for all your help on my claim. I did not receive an answer to my reply of debt validation from [their law firm].

Because we are still not in our house after the fire, this matter is a huge burden off my mind. Your help in writing the answer to their summons was invaluable, as were the many conversations we had over the phone. What a joy to find someone in the legal profession who really cares and demonstrates it.

Many blessings to you and thank you so very much.
Sincerely,
J. & C. Beers

Pre-Paid Legal,

This letter is to indicate my infinite gratitude for handling this matter. As a result [the bank] has cleared up my account. After many unsuccessful attempts, I felt the need to rely on your legal assistance; I'm very pleased with the outcome.

I'm well aware that, without your legal intervention, the results would have remained unsuccessful, creating an ongoing negative financial outcome for me.

Thank you very much and continue with great success and blessings!
Best Regards,
J. Cammorto

Pre-Paid Legal,

Thank you for your help and advice when I had problems with my previous landlord. I am now living in a much better environment. Additionally, I received my security deposit (with utility cost deducted) yesterday; thus, I have officially moved out and moved on – thank you! The best of luck to you, and much success in your practice!

Sincerely,
Member

Pre-Paid Legal,

We are grateful for the excellent job that [the attorney] performed for us. We did not know where to obtain legal help for a situation that had become burdensome and felt that we needed someone with legal expertise.

My wife suggested contacting our Pre-Paid Legal [law firm]. After receiving a prompt and courteous response from the receptionist and speaking to [the attorney], we felt more assured and confident about our financial future. He was empathetic, concerned and helpful.

[The attorney] sent a letter to the corporation causing us the problem, and we received a prompt response and settlement of the claim. In addition, [he] called to follow up on the matter several times to determine if further steps were necessary.

Again, thank you [attorney] for helping us with this legal issue.

Sincerely,
R. and H. O'Neal

Pre-Paid Legal,

[Provider Attorney] recently coordinated and successfully formed [my LLC] per my request. [Provider Attorney] was most expeditious, competent, and professionally courteous with a proper touch of friendliness that made my association with her and your firm a very satisfying experience. The congenial, personal approach is most refreshing as life sets fast pace requirements often de-humanizing our work. Not so of [Provider Attorney]. She is surely a delightful person and must be a genuine asset to the law office.

R. Little


PRE-PAID LEGAL SERVICES, INC.
2006
ANNUAL REPORT
SM

Pre-Paid Legal changes lives.

Pre-Paid Legal,

Just to say thank you for being so kind in helping my daughter take care of her immediate situations. The time you gave me on the phone and I then passed on to her – got the ball rolling.

The great amount of time you then gave to her was very much appreciated by both of us, you not only guided her on what to do, but made her feel like a person and not badly, for her predicament. You showed compassion and understanding for which we are both so grateful. I am so glad I have a "friend" as [Law Firm] who will go "above and beyond". Many thanks again and God Bless.

Sincerely,
S. Mushlin

Pre-Paid Legal,

I wanted to thank you for your prompt and courteous response to my phone call today. The customer service representative that took my information was very thorough and courteous. In addition, a knowledgeable attorney called me back within the hour. When you are dealing with legal issues, getting this type of services makes me as the customer feel as though an entire firm is working in my favor.

Thank you so much for your wonderful service.

Sincerely,
B. Moses

Pre-Paid Legal,

I would like to thank you for the thorough attention given to my legal documents which you prepared for me. I was very impressed by the professionalism with which you handled my documents. It has been a pleasure working with you to prepare my Last Will and Testament, my Durable Power of Attorney and my Advance Directive. I feel confident in knowing that my affairs have been handled efficiently and my sons will not be burdened with legal red tape once I leave this world. Thank you for your care and concern when working through this process with me.

Sincerely,
B. White

Pre-Paid Legal,

Thank you for your personal attention regarding my issue. [The attorney] assisted me with my situation in a timely manner. We were able to get results quickly from my employer regarding a Worker's Compensation claim.

Again [my attorney] demonstrated sympathy, proficiency in council and a professional attitude. He solves problems. Again, my deepest thanks to your organization for the assistance I've received over eleven years of being a Pre-Paid Legal member.

C. Ficker

Pre-Paid Legal,

My wife and I would like to take this opportunity to thank you for your service in our current legal matter. You are an asset to your profession and organization. The attorney that you directed our case to was very knowledgeable and supportive. He was attentive towards our concerns and guided us to a resolution in our legal dispute. For future reference, I would highly recommend [this attorney] to any person with a legal matter. Thank you for transferring our case over to him.

Sincerely,
D. & P. Tamplin

Pre-Paid Legal,

I have been very happy with the service of Pre-Paid Legal. I have had to call (my law firm) several times about the situation of my divorce and about matters to do with being a landlord. There is a lawyer at [the law firm] who I believe is excellent. I have always been treated kindly and been given good advice. I am very glad that I joined and I recommend Pre-Paid Legal Services to my friends.

Thank you.
D. Lancaster

Pre-Paid Legal,

This has reference to the legal matter that I presented to you. We would like to extend our greatest gratitude to Pre-Paid Legal, to your firm and most especially to you. We were able to rocoup $1,018.75, which is the amount that we incurred in the process of buying property which didn't go through.

Our fellow investors told us that we will not recover what we incurred. But we proved them wrong. Your fast action, expertise and professionalism in handling this case is greatly appreciated.

Thank you and more power to you, your firm, and Pre-Paid Legal.

Sincerely,
E. Bajenting

Pre-Paid Legal,

This is to express my sincere appreciation for the services of Pre-Paid Legal in regard to my recent ticket. This was my first experience with Pre-Paid Legal and I was most impressed with the prompt and courteous service provided. [Attorney] was pleasant and reassuring. [Attorney] continued with services as needed in a most friendly and helpful manner.

Thanks again for professional courteous services provided when I most needed them!

I will not hesitate to tell others of the excellent services provided by Pre-Paid Legal!

Sincerely,
E. Huff

Pre-Paid Legal,

I want to thank you for the outstanding services you have provided me. The letter you prepared was timely and very efficient. I appreciate the telephone time you gave me, your professionalism, and concern for my issues.

I must commend Pre-Paid Legal for using your law firm to properly represent its members. I'm trusting that the other attorneys are as dependable and as thorough as you.

Thank you again for everything.
E. Wood

Pre-Paid Legal,

I would like to thank you for the incredible service that your attorneys continue to provide. Over the last two months I have had the necessity of working with [an attorney]. She assisted myself and my mother (also a PPL member) in dealing with a problem we had with a major shipping company. The shipping company lost an item that we shipped using their next-day service – the item was valued at over $1,000! We were informed several times over 2 months that they could not find our item. When we were offered only $100 to cover this loss, [my attorney] sent an incredible two page letter on our behalf. It must have grabbed someone's attention, because within several days, the missing items was found and returned to us. [The attorney] went above and beyond with all of the advice she offered through this situation, as well as the great letter she drafted.

We appreciate your law firm's commitment to great service!
PPL member for 6 years and counting!
Sincerely,
B. Carrasco

Pre-Paid Legal,

A humble, heartfelt thank you for all of your kindness. I sincerely appreciate all your wonderful service and help in the settlement of my husband's claim. I was able to pay my property taxes and homeowners insurance bills with the check from [Insurance Company] for $10,000.

Thank you and God bless you,
J. Bittinger

P.S. Because of you, we all enjoyed a wonderful vacation in Ocean City and another weak at Atlantic City in June.


PRE-PAID LEGAL SERVICES, INC.
2006
ANNUAL REPORT
SM

Pre-Paid Legal changes lives.

Pre-Paid Legal,

I so appreciate your kind assistance and attention in the preparation of my Will and Health Care Directive. After our initial discussions, I was so pleased to receive the documents so promptly.

You have been very helpful in clarifying and pinpointing issues that are and will be important to my concerns and wishes and I am pleased with the opportunity to speculate a yearly update and/or revision.

I will certainly be in touch concerning the Limited Durable Financial Power of Attorney following my review of our documents with my selections for Executor and Health Care Representatives.

You have been most thorough and gracious, and I am grateful for your expertise and advice in attending to this important responsibility.

Will be in touch within our sixty days and, again, many thanks.

Yours truly,
J. Strong

Pre-Paid Legal,

I have been involved with Pre-Paid Legal Service for almost two years. There is a comfortable feeling knowing there is professional help just a phone call away. I am writing this letter to thank [my Attorney] for her assistance in alleviating a situation that had the potential to affect my employment. I had extended an act of kindness to a friend who reneged on the obligation. I was being harassed at home and at work. [The Attorney] was very knowledgeable about the law and what could be done to correct the situation. With her help I was relieved of the stress and fear of being called into my supervisor's office and reprimanded about collectors sending information about my credit history and the humiliation of knowing it would stop any chance of advancement I would have with the company.

Thank you again [Attorney], for your assistance. Your professionalism is an asset to the Pre-Paid Legal Service. Should I need assistance again I hope to have her, or someone who is just as capable and professional as she is.

Yours sincerely,
C. Farrar

Pre-Paid Legal,

I am so blessed to have your services and to be a member. I want to thank you from the bottom of my heart! I recently had an issue with a previous employer. They would not pay me for my vacation I had accrued working for them. I resigned from my position while working in one of their Florida stores. I had worked for this company for more than two years in Pennsylvania. I transferred to Florida for the last two months that I worked for them. I came to find out that Florida state law does not require employer's to pay their employee's for vacation after resignation. After many calls and conversations with the Human Resources department, I gave up with no hope. I had in my mind that the money was gone and I would never get it back. Almost six months went by, and then I heard about Pre-Paid Legal. My husband and I became members and were very excited about all the opportunity and services that were provided. I decided to see if Pre-Paid Legal had any information to help me with my problem from my past job. I call my provider law firm, and the receptionist took my message and told me to expect a call within eight business hours. Within fifteen minutes I received a call back from a lawyer. She took my story and all my information. I could not believe how friendly, efficient, and informative she was. She sent my previous employer a letter on my behalf inquiring about why my vacation was not paid to me. I just received a letter from that employer sincerely apologizing for their mistake! Along with the letter I received a check for my vacation hours. I really never thought I would ever see the $683.00 back! I thank you again, and again, and again for making these services available to anyone. I praise the Lord everyday for such a wonderful and promising opportunity! I look forward to the future and all the blessings that God will pour out from Pre-Paid Legal! Thank you Harland Stonecipher!

A very excited Pre-Paid Legal member,
B. Prude

Pre-Paid Legal,

I'm writing this letter to thank [Attorney]. She acted as a consultant for me in a small claim case against our local [retail] store. I was injured due to their employee negligent. [Attorney] promptly returned each of my calls, wrote two letters, on to the local store, after receiving no response she then wrote a second letter to their Corporate Headquarters. Because of her, I finally received a call from corporate management, and was offered a settlement and an apology. [Attorney] was not only professional, she was also very personable. Before her help, the store was stonewalling, even lying to me, making promises, then not fulfilling on their promise. If I ever need legal help again I would be honored to have her represent me. Thank you again for putting me in such good legal hands.

Respectfully,
S. Harrison

Pre-Paid Legal,

I have been a member for probably 7 years or more...got it when my kids were young...I knew it would come in handy when they became of driving age. Kids are now 20, 18 and 16. Had Pre-Paid represent us on 3 speeding tickets, great attorneys where my teenagers were given supervision. Have another one to deal with in a month. The phone advice that I have received for the attorneys on my own personal situations has been very beneficial. The timing of their return calls are top notch! They call back almost immediately. Has to be the best insurance protection I have every purchased.

A. Felbab

Pre-Paid Legal,

One year ago I had the need to retain an attorney in Arizona. I live in Virginia so I contacted Pre-Paid Legal to find an attorney in Tucson. They handled that request promptly and referred me to a [law firm] in Tucson. Shortly I was contacted by [an Attorney] of that office, to whom I communicated by need for an attorney to represent me in Arizona. Within a couple of days he returned my call and said that he would accept the case, charge me the appropriate Pre-Paid Legal fees, and faxed me the proper retainer forms to sign. This last week this case was settled and finalized.

I wanted to let you know how pleased I was with this entire experience. Because I live in Virginia and the litigation took place in Arizona, I had concerns that I might have to go to Tucson. That did not happen. During this duration I had a bout with breast cancer and my husband had surgery for bladder cancer. Needless to say, travel plans would have been a problem. [The Attorney] handled everything and kept me posted periodically as to the progress of this litigation.

I would like to compliment [his] professionalism and courtesy in the handling of this case. If he is a reflection of the entire law firm, and I assume that he is, then you have obviously chosen wisely in having them represent Pre-Paid Legal.

I joined Pre-Paid Legal in February a year ago and had every intention of being an Associate because I thought it was a good plan and something that everyone needs.

However, with the illnesses, it has been impossible for me to do that at this time. I do not know if I will be able to sell in the future but I do know that I will continue to maintain my membership.

Thank you for making a legal problem a lot easier for me.
B. Larson

Pre-Paid Legal,

This is a letter to express my appreciation for the way in which your two staff members helped me.
[Attorney] kept me informed and [Attorney] did an outstanding follow-up.
My problem was much easier to deal with because of their assistance. They made me feel at ease with my situation. I will not bore you with a lot of details. I will just say that because of their excellent service I am a client for life.

I have spread the word already that your law firm is the best.
Please, express my sincere thanks to these two remarkable ladies for a job well done.

Very truly yours,
P. Mohamad

Pre-Paid Legal,

[Attorney] was such a caring person at this time in my life when my mother recently passed away. She went the extra mile for my family to try and solve this matter as quickly as possible. She is a wonderful and caring human being... I'm so glad she handled our case. If anyone I know should need an attorney, she will be very highly recommended. I'm so thankful for Pre-Paid Legal. I hope I don't need an attorney in the future but if I do. I hope [Attorney] can take my case.

Thank you,
R. Artz

Pre-Paid Legal,

I am writing you this letter because I am so pleased with the Outstanding Service [my Attorney] is rendering to my landlord tenant case and all other cases he has assisted and advised me on.

[My Attorney] has gone way beyond the call of duty to help me. Even to the fact, the other day when he couldn't reach me during normal business hours, he took his time to call me at home 7:00 p.m. I was really encouraged and empowered by his efforts to help me. I had to write to you to let you know that this type of outstanding service rendered by [my Attorney] keeps me hanging in there.
Please let him know.

Member


PRE-PAID LEGAL SERVICES, INC.
2006
ANNUAL REPORT

Pre-Paid Legal changes lives.

Pre-Paid Legal,

I am writing this letter in good faith and by that I mean, the faith that I had in [an Attorney] who has represented me since I made a phone call to him back in January 2006. [He] wrote to [a man] who I had contracted to do work on my house, which was never completed. [The man] left me a voicemail stating he would give me the money I was asking for. Of course nothing from him.

Through phone calls to [the Attorney], yet again, sent another letter. On May 9th, my daughter phoned me and said I had received the money I was asking for, from (the man). I was so ecstatic, I immediately picked up the phone and called [the Attorney] with the good news.

I would like for you to know the professionalism that I received from [the Attorney] was just the tops. He is fantastic and I am so thankful to him. It took a while, but it all came through. If I ever have any other legal problems, I will sure ask for [the Attorney] to handle all my matters. I will highly recommend [the Attorney] to anyone having legal problems.

Thank You So Much
W. Simpson

Pre-Paid Legal,

This letter is in reference to [Attorney].

I had a case involving the return of escrow money from the sale of our home in New Jersey. We want to let you know that (Attorney) from beginning to end stayed with us and assisted us in winning our escrow money back. She is a true professional. Her knowledge, professionalism, tenacity, patience, timely follow-up skills, and her indefatigable personality helped my husband and I win this case with no problem. She should be commended for an excellent job done. She is a credit to you and your staff at the law firm.

Thank you for having such a professional lawyer on your staff helping those in need of a great lawyer.

Sincerely Yours,
A. and J. Pineiro

Pre-Paid Legal,

I was very satisfied with the performance of [my attorney] and his staff. He handled the selling of my house in, Plainfield New Jersey in a professional and personable manner. I felt very secured that my best interests were of prime importance. He and his staff has truly made my experience positive and successful. Thank you.

Sincerely,
D. Jackson

Pre-Paid Legal,

This is a letter of thanks and gratitude. My husband and I are grateful for the service in which we have received from your [Attorney]. She provided service in a proficient and efficient manner. We appreciate her services.

If we were ever asked to refer an attorney for this type of matter without a doubt she would be the first one to come to mind. Once again we say thank you for prompt service and we appreciate her efforts on behalf of this matter.

Sincerely,
E. and E. Weary

This is a small sampling of the letters we've received from our members this year. To read more, go to www.prepaidlegal.com.


"The Pre-Paid Legal Advisory Council provides seasoned professional guidance and advice."
- Harland Stonecipher, Founder, Chairman, CEO



Duke R. Ligon

Advisory Council Member

Former Senior V.P. & General Counsel - Devon Energy Corp

As a lawyer, I know the market for legal services; and I believe the Pre-Paid Legal Life Events Legal Plan is the best value in that market place. Without question it opens the door to the courthouse, but it also provides access to the law firms, and the attorney's office, offering a peace of mind in a time of crisis or everyday life.

Mr. Ligon, Former Senior Vice President & General Counsel for Devon Energy Corporation, had been with the company since 1997. Prior to that he was a partner at Mayer, Brown, Rowe and Maw, a law firm in New York City, and was a Senior Vice-President and Managing Director at Bankers Trust. He held various positions with the U.S. Departments of the Interior and Treasury and the Department of Energy. Mr. Ligon was a captain in the U.S. Army in Vietnam and was awarded a Bronze Star.



Andrew P. Miller

Advisory Council Member

Former Virginia Attorney General

Every person at sometime in his or her life needs ready access to justice. It is important that you plan ahead so that such access is available when a legal problem impacts your life. The situation confronting you is frequently stressful enough, without your having to hunt for a lawyer capable of dealing with it.

Mr. Miller served as Attorney General of Virginia from 1970 to 1977. He is active in the National Association of Attorneys General (NAAG), the Conference of Western Attorneys General (CWAG), the Democratic Attorneys General Association (DAGA), and the Republican Attorneys General Association (RAGA).



Grant Woods

Advisory Council Member

Former Arizona Attorney General

I am impressed with the quality of lawyers associated with Pre-Paid Legal. Across the country, hard working men and women have access to the justice system and quality legal representation that they otherwise could not afford. Putting good people together with good lawyers to resolve their legal needs has been a great service and business model for everyone associated with Pre-Paid Legal.

Mr. Woods served as the Attorney General of Arizona from 1991 to 1999. He was President of the Conference of Western Attorneys General, chaired the Civil Rights and Supreme Court committees for the National Association of Attorneys General, and he was selected by his peers as the nation's top attorney general in 1995.



Mike Moore

Advisory Council Member

Former Mississippi Attorney General

I am proud to work with Pre-Paid Legal Services, Inc. because without its products like the Identity Theft Shield or one of its Legal Plans, many would be without the legal protection they need in today's world. Harland Stonecipher and his team have contributed mightily to the Justice System.

Mr. Moore served as Attorney General of Mississippi from 1988 to 2004. He now practices law with his own firm, Mike Moore Law Firm, LLC, in Flowood, Mississippi. Mr. Moore received national attention in 1994 when he filed the first lawsuit against 13 tobacco companies. The suit resulted in a $4.1 billion settlement for the state of Mississippi.


Pre-Paid Legal Services, Inc.
Est. 1972
Advisory Council
SM

Board Of Directors

Harland C. Stonecipher
Chairman, Chief Executive Officer,
and President of the Company

Peter K. Grunebaum
Independent Investment Banker
and Corporate Consultant

John W. Hail
Founder of AMS Health Sciences, Inc.

Martin H. Belsky
Professor of Law, Dean Emeritus
University of Tulsa College of Law

Thomas W. Smith
Founder of Prescott Investors
(Private Investment Management)

Orland G. Aldridge
Independent Insurance Agent

On May 19, 2006, our Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by us of the New York Stock Exchange corporate governance listing standards as of such date.

We have filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2006 the Sarbanes-Oxley Act Section 302 certifications regarding the quality of our public disclosure.

Shareholder Information

Shareholders Inquiries
Communications regarding lost stock certificates, change of address, etc., should be directed to:
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 419064
Kansas City, Missouri 64141-6064
Investor Relations 800.884.4225

Corporate Headquarters
Pre-Paid Legal Services, Inc.
One Pre-Paid Way
Ada, Oklahoma 74820-5813
www.prepaidlegal.com

Stock Transfer Agent
UMB Bank, N.A.
Securities Transfer Division
P.O. Box 419064
Kansas City, Missouri 64141-6064

Legal Counsel
Crowe & Dunlevy
20 North Broadway
Suite 1800
Oklahoma City, Oklahoma 73102-8273

Independent Accountants
Grant Thornton, LLP
Suite 1200
One Leadership Square
211 N. Robinson
Oklahoma City, Oklahoma 73102-7148


PRE-PAID LEGAL SERVICES, INC.
20 06
ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission File Number: 1-9293

PRE-PAID LEGAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Oklahoma (State or other jurisdiction of incorporation or organization)	73-1016728 (I.R.S. Employer Identification No.)
One Pre-Paid Way Ada, Oklahoma (Address of principal executive offices)	74820 (Zip Code)

Registrant's telephone number including area code: (580) 436-1234

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	New York Stock Exchange

Securities registered under Section 12 (g) of the Exchange Act: None

Indicate by check mark if registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated file ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act) Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. As of June 30, 2006 -$323,799,000

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: As of February 16, 2006 there were 13,622,131 shares of Common Stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE.
Portions of our definitive proxy statement for our 2007 annual meeting of shareholders are incorporated into Part III of this Form 10-K by reference.

PRE-PAID LEGAL SERVICES, INC.
FORM 10-K

For the Year Ended December 31, 2006

TABLE OF CONTENTS

PRE-PAID LEGAL SERVICES, INC.
FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2006

PART I

ITEM 1. BUSINESS.

General

We were one of the first companies in the United States organized solely to design, underwrite and market legal expense plans. Our predecessor commenced business in 1972 and began offering legal expense reimbursement services as a "motor service club" under Oklahoma law. In 1976, we were formed and acquired our predecessor in a stock exchange. We began offering Memberships independent of the motor service club product by adding a legal consultation and advice service, and in 1979 we implemented a legal expense benefit that provided for partial payment of legal fees in connection with the defense of certain civil and criminal actions. Our legal expense plans (referred to as "Memberships") currently provide for a variety of legal services in a manner similar to medical plans. In most states and provinces, standard plan benefits include preventive legal services, motor vehicle legal defense services, trial defense services, IRS audit services and a 25% discount off legal services not specifically covered by the Membership for an average monthly Membership fee of approximately $20. Additionally, in approximately 44 states, the Legal Shield rider can be added to the standard plan for only $1 per month and provides members with 24-hour access to a toll-free number for attorney assistance if the member is arrested or detained. Also, during the third quarter of 2003, we began offering our Identity Theft Shield ("IDT") to new and existing members at $9.95 per month if added to a legal service Membership ("add-on IDT") or it may be purchased separately for $12.95 per month ("stand-alone IDT"). The identity theft related benefits include a credit report and related instructional guide, a credit score and related instructional guide, credit report monitoring with daily online and monthly offline notification of any changes in credit information and comprehensive identity theft restoration services.

Legal plan benefits are generally provided through a network of independent provider law firms, typically one firm per state or province and IDT plan benefits are provided by Kroll Background America, Inc., a subsidiary of Kroll Inc. ("Kroll"). Members have direct, toll-free access to Kroll or their provider law firm rather than having to call for a referral. At December 31, 2006, we had 1,538,740 Memberships in force with members in all 50 states, the District of Columbia and the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. Approximately 90% of such Memberships were in 29 states and provinces.

Industry Overview

Legal service plans, while used in Europe for more than one hundred years and representing more than a $4 billion European industry, were first developed in the United States in the late 1960s. Since that time, there has been substantial growth in the number of Americans entitled to receive various forms of legal services through legal service plans. The National Resource Center for Consumers of Legal Services ("NRC") previously provided market information for different types of legal service plans and estimates of number of users. However, the NRC is no longer in existence and we are unaware of any current comparable information sources. In the last NRC report in 2002, the NRC estimated there were 164 million Americans without any type of legal service plan. The NRC estimated that 122 million Americans were entitled to service through at least one legal service plan in 2002 although more than half are "free" plans that generally provide limited benefits on an automatic enrollment without any direct cost to the individual. The 122 million Americans compares to 4 million in 1981, 58 million in 1990 and 115 million in 2000. We believe the legal service plan industry continues to evolve and market acceptance of legal service plans, as indicated by the continuing growth in the number of individuals covered by plans, is increasing.

"Public Perceptions of Lawyers: Consumer Research Findings, April 2002" prepared on behalf of the American Bar Association concluded that nearly seven in ten households had some occasion during the past year that might have led them to hire a lawyer. This report further suggested that "*for the consumer, legal services are among the most difficult services to buy. The prospect of doing so is rife with uncertainty and potential risk.*" And further concluded that "*the challenge (and opportunity) for the legal profession is to make lawyers more accessible and less threatening to consumers who might need them.*"

Legal service plans are offered through various organizations and marketing methods and contain a wide variety of benefits. Free plans include those sponsored by labor unions, elder hotlines, the American Association of Retired Persons and the National Education Association and employee assistance plans that are also automatic enrollment plans without direct cost to participants designed to provide limited telephonic access to attorneys for members of employee groups. There are also employer paid plans pursuant to which more comprehensive benefits are offered by the employer as a fringe benefit. Finally, there are individual enrollment plans, other employment based plans, including voluntary payroll deduction plans, and miscellaneous plans. These plans typically have more comprehensive benefits, higher utilization, involve higher costs to participants, and are offered on an individual enrollment or voluntary basis. This is the market segment in which we compete.

According to the latest estimates of the census bureaus of the United States and Canada, the two geographic areas in which we operate, the number of households in the combined area exceeds 127 million. Since we have always disclosed our members in terms of Memberships and individuals covered by the Membership include the individual who purchases the Membership together with his or her spouse and never married children living at home up to age 21 or up to age 23 if the children are full time college students, we believe that our market share should be viewed as a percentage of households. Historically, our primary market focus has been the "middle" eighty percent of such households rather than the upper and lower ten percent segments based on our belief that the upper ten percent may already have a relationship with an attorney or law firm and the lower ten percent may not be able to afford the cost of a legal service plan. As a percentage of this defined "middle" market of approximately 100 million households, we currently have an approximate 1.5% share of the estimated market based on our existing 1.5 million active Memberships and, over the last 30 years, an additional 6% of households have previously purchased, but no longer own, Memberships. We routinely remarket to previous members and reinstated approximately 76,000, 79,000 and 72,000 Memberships during 2006, 2005 and 2004, respectively.

Description of Memberships

The Memberships we sell generally allow members to access legal services through a network of independent law firms ("provider law firms") under contract with us. Provider law firms are paid a monthly fixed fee on a capitated basis to render services to plan members residing within the state or province in which the provider law firm attorneys are licensed to practice. Because the fixed fee payments by us to provider law firms do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk. At December 31, 2006, Memberships subject to the capitated provider law firm arrangement comprised approximately 99% of our active Memberships. The remaining Memberships, approximately 1%, were primarily sold prior to 1987 and allow members to locate their own lawyer ("open panel") to provide legal services available under the Membership with the member's lawyer being reimbursed for services rendered based on usual, reasonable and customary fees, or are in states where there is no provider law firm in place and our referral attorney network described below is utilized.

Family Legal Plan

The Family Legal Plan we currently market in most jurisdictions consists of five basic benefit groups that provide coverage for a broad range of preventive and litigation-related legal expenses. The Family Legal Plan accounted for approximately 91% and 92% of our Membership fees (including the add-on identity theft shield benefit, 79% and 82%, respectively, excluding such add-ons) in 2006 and 2005, respectively. In addition to the Family Legal Plan, we market other specialized legal services products specifically related to employment in certain professions described below.

In 12 states, certain of our plans are available in the Spanish language. For the Spanish language plans, the provider law firms have both bilingual staff and lawyers and we have bilingual staff for customer service, attorney resources and marketing service functions. We will continue to evaluate making our plans available in additional languages in markets where demand for such a product is expected to be sufficient to justify this additional cost.

In exchange for a fixed monthly, semi-annual or annual payment, members are entitled to specified legal services. Those individuals covered by the Membership include the individual who purchases the Membership along with his or her spouse and never married children living at home up to age 21 or up to age 23 if the children are full time college students. Also included are children up to age 18 for whom the member is legal guardian and any dependent child, regardless of age, who is mentally or physically disabled. Each Membership, other than the Business Owners' Legal Solutions Plan, is guaranteed renewable, except in the case of fraud or nonpayment of Membership fees. Historically, we have not raised rates to existing members. If new benefits become available, existing members may choose the newer, more comprehensive plan at a higher rate or keep their existing Memberships. Memberships are automatically renewed at the end of each Membership period unless the member cancels prior to the renewal date or fails to make payment on a timely basis.

The basic legal service plan Membership is sold as a package consisting of five separate benefit groups. Memberships range in cost from $14.95 to $25.00 per month depending in part on the schedule of benefits, which may vary from state or province in compliance with regulatory requirements. Benefits for domestic matters, bankruptcy and drug and alcohol related matters are limited in most Memberships.

Preventive Legal Services. These benefits generally offer unlimited toll-free access to a member's provider law firm for advice and consultation on any legal matter. These benefits also include letters and phone calls on the member's behalf, review of personal contracts and documents, each up to 10 pages in length, last will and testament preparation for the member and annual will reviews at no additional cost. Additional wills for spouse and other covered members may be prepared at a cost of $20.

Motor Vehicle Legal Protection. These benefits offer legal assistance for matters resulting from the operation of a licensed motor vehicle. Members have assistance available to them at no additional cost for: (a) defense in the court of original jurisdiction of moving traffic violations deemed meritorious, (b) defense in the court of original jurisdiction of any charge of manslaughter, involuntary manslaughter, vehicular homicide or negligent homicide as the result of a licensed motor vehicle accident, (c) up to 2.5 hours of assistance per incident for collection of minor property damages (up to $2,000) sustained by the member's licensed motor vehicle in an accident, (d) up to 2.5 hours of assistance per incident for collection of personal injury damages (up to $2,000) sustained by the member or covered family member while driving, riding or being struck as a pedestrian by a motor vehicle, and (e) up to 2.5 hours of assistance per incident in connection with an action, including an appeal, for the maintenance or reinstatement of a member's driver's license which has been canceled, suspended, or revoked. No coverage under this benefit of the basic legal service plan is offered to members for pre-existing conditions, drug or alcohol related matters, or for commercial vehicles over two axles or operation without a valid license.

Trial Defense. These benefits offer assistance to the member and the member's spouse through an increasing schedule of benefits based on Membership year. Up to 60 hours are available for the defense of civil or job-related criminal charges by the provider law firm in the first Membership year. The criminal action must be within the scope and responsibility of employment activities of the member or spouse. Up to 2.5 hours of assistance are available prior to trial, and the balance is available for actual trial services. The schedule of benefits under this benefit area increases by 60 hours each Membership year to: 120 hours in the second Membership year, 3 hours of which are available for pre-trial services; 180 hours in the third Membership year, 3.5 hours of which are available for pre-trial services; 240 hours in the fourth Membership year, 4 hours of which are available for pre-trial services, to the maximum limit of 300 hours in the fifth Membership year, 4.5 hours of which are available for pre-trial services. This benefit excludes domestic matters, bankruptcy, deliberate criminal acts, alcohol or drug-related matters, business matters, and pre-existing conditions.

In addition to the pre-trial benefits of the basic legal plan described above, there are additional pre-trial hours available as an option, or add-on, to the basic plan. These optional benefits cost $9.00 per month and add 15 hours of pre-trial services during the first year of the Membership increasing 5 additional hours each Membership year to the maximum limit of 35 hours in the fifth Membership year and increases total pre-trial and trial defense hours available pursuant to the expanded Membership to 75 hours during the first Membership year to 335 hours in the fifth Membership year. These pre-trial hours are in addition to those hours already provided by the basic plan so that the member, in the first year of the Membership, has a combined total of 17.5 pre-trial hours available escalating to a combined total of 39.5 pre-trial hours in the fifth Membership year. There were approximately 549,000 subscribers of this benefit at December 31, 2006 compared to 571,000 at December 31, 2005.

IRS Audit Protection Services. This benefit offers up to 50 hours of legal assistance per year in the event the member, spouse or dependent children receive written notification of an Internal Revenue Service ("IRS") audit or are summoned in writing to appear before the IRS concerning a tax return. The 50 hours of assistance are available in the following circumstances: (a) up to 1 hour for initial consultation, (b) up to 2.5 hours for representation in connection with the audit if settlement with the IRS is not reached within 30 days, and (c) the remaining 46.5 hours of actual trial time if settlement is not achieved prior to litigation. Coverage is limited to audit notification received regarding the tax return for years during which the Membership is effective. Representation for charges of fraud or income tax evasion, business and corporate tax returns and certain other matters are excluded from this benefit.

With pre-trial benefits limited to 2.5 hours to 4.5 hours based on the Membership year for trial defense (without the pre-trial option described) and 3.5 hours for the IRS audit benefit, these benefits do not ensure complete pre-trial coverage. In order to receive additional pre-trial IRS audit or trial defense benefits, a matter must actually proceed to trial. The costs of pre-trial preparation that exceed the benefits under the Membership are the responsibility of the member. Provider law firms under the closed panel Membership have agreed to provide to members any additional pre-trial services beyond those stipulated in the Membership at a 25% discount from the provider law firm's customary and usual hourly rate. Retainer fees for these additional services may be required.

Preferred Member Discount for All Other Services. Provider law firms have agreed to provide to members any legal services beyond those stipulated in the Membership at a fee discounted 25% from the provider law firm's customary and usual hourly rate. This "customary and usual hourly rate" is a fixed single hourly rate for each provider firm that is generally an average of the firm's various hourly rates for its attorneys which typically vary based on experience and expertise.

Legal Shield Benefit

In approximately 44 states and four Canadian provinces, the Legal Shield plan can be added to the standard or expanded Family Legal Plan for $1 per month and provides members with 24-hour access to a toll-free number for provider law firm assistance if the member is arrested or detained. The Legal Shield member, if detained, can present their Legal Shield card to the officer that has detained them to make it clear that they have access to legal representation and that they are requesting to contact a lawyer immediately. The benefits of the Legal Shield plan are subject to conditions imposed by the detaining authority, which may not allow for the provider law firm to communicate with the member on an immediate basis. The Legal Shield benefit was introduced in 1999. There were approximately 1,032,000 Legal Shield subscribers at December 31, 2006 compared to approximately 1,015,000 at December 31, 2005.

Identity Theft Shield Benefit

During the third quarter of 2003, we announced a joint marketing agreement with Kroll Background America Inc., a subsidiary of Kroll Inc., that allows our independent sales associates to market Kroll's identity theft benefits in 49 states and four Canadian provinces. By adding the Identity Theft Shield to their existing family Membership, members have toll free access to the identity theft specialists at Kroll. This benefit can be added to a legal service Membership for $9.95 per month or purchased separately for $12.95 per month. The identity theft related benefits include a credit report and related instructional guide, a credit score and related instructional guide, credit report monitoring with daily online and monthly offline notification of any changes in credit information and comprehensive identity theft restoration services. There were approximately 605,000 and 513,000 subscribers at December 31, 2006 and 2005, respectively, comprised of 540,000 and 461,000 subscribers at $9.95 per month and 65,000 and 52,000 subscribers at $12.95 per month.

Canadian Family Plan

The Family Legal Plan is currently marketed in the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. We began operations in Ontario and British Columbia during 1999 and Alberta and Manitoba in 2001. Benefits of the Canadian plan include expanded preventive benefits including assistance with Canadian Government agencies, warranty assistance and small claims court assistance as well as the preferred member discount. Canadian Membership fees collected during 2006 were approximately $6.8 million in U.S. dollars compared to $5.6 million collected in 2005 and $4.4 million collected in 2004.

Specialty Legal Service Plans

In addition to the Family Legal Plan described above, we also offer other specialty or niche legal service plans. These specialty plans usually contain many of the Family Legal Plan benefits adjusted as necessary to meet specific industry or prospective member requirements. In addition to those specialty plans described below, we will continue to evaluate and develop other such plans as the need and market allow.

Business Owners' Legal Solutions Plan

The Business Owners' Legal Solutions plan was developed during 1995 and provides business oriented legal service benefits for small businesses with 99 or fewer employees. This plan was developed and test marketed in selected geographical areas and more widely marketed beginning in 1996 at a monthly rate of $69.00. This plan provides small businesses with legal consultation and correspondence benefits, contract and document reviews, debt collection assistance and reduced rates for any non-covered areas. During 1997, the coverage offered pursuant to this plan was expanded to include trial defense benefits and Membership in GoSmallBiz.com, an unrelated Internet based service provider. Through GoSmallBiz.com, members may receive unlimited business consultations from business consultants and have access to timely small business articles, educational software, Internet tools and more. This expanded plan is currently marketed at a monthly rate ranging from $69 to $150 ($175 in Canada) depending on the number of employees and provides business oriented legal service benefits for any for-profit business with 99 or fewer employees. This plan is available in 43 states and three Canadian provinces and represented approximately 5.1%, 3.4% and 4.3% of our Membership fees during 2006, 2005 and 2004, respectively.

Commercial Driver Legal Plan

The Commercial Driver Legal Plan, developed in 1986, is designed specifically for the professional truck driver and offers a variety of driving-related benefits, including coverage for moving and non-moving violations. This plan provides coverage by a provider law firm for persons who drive a commercial vehicle. This legal service plan is currently offered in 45 states. In certain states, the Commercial Driver Legal Plan is underwritten by the Road America Motor Club, an unrelated motor service club. During the years ended December 31, 2006, 2005 and 2004, this plan accounted for approximately .9%, .9% and 1.2%, respectively, of Membership fees. The Plan underwritten by the Road America Motor Club is available at the monthly rate of $35.95 or at a group rate of $32.95. Plans underwritten by us are available at the monthly rate of $32.95 or at a group rate of $29.95. Benefits include the motor vehicle related benefits described above, defense of Department of Transportation violations and the 25% discounted rate for services beyond plan scope, such as defense of non-moving violations. The Road America Motor Club underwritten plan includes bail and arrest bonds and services for family vehicles.

Home-Based Business Rider

The Home-Based Business plan was designed to provide small business owners access to commonly needed legal services. It can be added to the Expanded Family Legal Plan in approved states. To qualify, the business and residence address must be the same with three or fewer employees and be a for-profit business that is not publicly traded. Benefits under this plan include unlimited business telephone consultation, review of three business contracts per month, three business and debt collection letters per month and discounted trial defense rates. This plan also includes Membership in GoSmallBiz.com. This plan is available in 37 states and one Canadian province and represented approximately 1.8%, 1.8% and 1.4% of our Membership fees during 2006, 2005 and 2004, respectively.

Comprehensive Group Legal Services Plan

In late 1999 we introduced the Comprehensive Group plan, designed for the large group employee benefit market. This plan, available in 35 states, provides all the benefits of the Family Legal Plan as well as mortgage document preparation, assistance with uncontested legal situations such as adoptions, name changes, separations and divorces. Additional benefits include the preparation of health care power of attorney and living wills or directives to physicians. Although sales of this plan during the last three years (5,892 Memberships, 4,444 Memberships and 4,482 Memberships during 2006, 2005 and 2004, respectively) are not significant compared to our total Membership sales, we still believe this plan improves our competitive position in the large group market.

We continue to emphasize group marketing to employee groups of less than 50 rather than larger groups where there is more competition, price negotiation and typically a longer sales cycle.

Other than additional benefits such as the Legal Shield and Identity Theft Shield benefits described above, the basic structure and design of the Membership benefits has not significantly changed over the last several years. The consistency in plan design and delivery provides us consistent, accurate data about plan utilization which enables us to manage our benefit costs through the capitated payment structure to provider firms. We frequently evaluate and consider other plan benefits that may include other services complimentary to the basic legal service plan.

Provider Law Firms

Our Memberships generally allow members to access legal services through a network of independent provider law firms under contract with us generally referred to as "provider law firms." Provider law firms are paid a fixed fee on a per capita basis to render services to plan members residing within the state or province as provided by the contract. Because the fixed fee payments by us to provider law firms in connection with the Memberships do not vary based on the type and amount of benefits utilized by the member, this arrangement provides significant advantages to us in managing our cost of benefits. Pursuant to these provider law firm arrangements and due to the volume of revenue directed to these firms, we have the ability to more effectively monitor the customer service aspects of the legal services provided, the financial leverage to help ensure a customer friendly emphasis by the provider law firms and access to larger, more diversified law firms. Through our members, we are typically the largest client base of our provider law firms.

Provider law firms are selected to serve members based on a number of factors, including recommendations from provider law firms and other lawyers in the area in which the candidate provider law firm is located and in neighboring states, our investigation of bar association standing and client references, evaluation of the education, experience and areas of practice of lawyers within the firm, on-site evaluations by our management, and interviews with lawyers in the firm who would be responsible for providing services. Most importantly, these candidate law firms are evaluated on the firm's customer service philosophy.

Approximately 87% of provider law firms, representing 98% of our legal service members, are connected to us via high-speed digital links to our management information systems, thereby providing real-time monitoring capability. This online connection offers the provider law firm access to specially designed software developed by us for administration of legal services by the firm. These systems provide statistical reports of each law firm's activity and performance and allow virtually all of the members served by provider law firms to be monitored on a near real-time basis. The few provider law firms that are not online with us typically have a small Membership base and must provide various weekly reports to us to assist in monitoring the firm's service level. The combination of the online statistical reporting and weekly service reports for smaller provider law firms allows quality control monitoring of over 15 separate service delivery benchmarks. In addition, we regularly conduct extensive random surveys of members who have used the legal services of a provider law firm. We survey members in each state every 60 days, compile the results of such surveys and provide the provider law firms with copies of each survey and the overall summary of the results. If a member indicates on a survey the service did not meet their expectation, the member is contacted as soon as possible to resolve the issue.

Each month, provider law firms are presented with a comprehensive report of ratings related to our online monitoring, member complaints, member survey evaluations, telephone reports and other information developed in connection with member service monitoring. If a problem is detected, we recommend immediate remedial actions to the provider law firms to eliminate service deficiencies. In the event the deficiencies of a provider law firm are not eliminated through discussions and additional training with us, such deficiencies may result in the termination of the provider law firm. We are in constant communication with our provider law firms and meet with them frequently for additional training, to encourage increased communications with us and to share suggestions relating to the timely and effective delivery of services to our members. We have recently empanelled a provider committee consisting of four specific provider law firm members to meet with us on a quarterly basis in order to improve the flow of communications between our provider law firms and our management.

Each attorney member of the provider law firm rendering services must have at least two years of experience as a lawyer, unless we waive this requirement due to special circumstances such as instances when the lawyer demonstrates significant legal experience acquired in an academic, judicial or similar capacity other than as a lawyer. We provide customer service training to the provider law firms and their support staff through on-site training that allows us to observe the individual lawyers of provider law firms as they directly assist the members.

Agreements with provider law firms: (a) generally permit termination of the agreement by either party upon 60 days prior written notice, (b) permit us to terminate the Agreement for cause immediately upon written notice, (c) require the firm to maintain a minimum amount of malpractice insurance on each of its attorneys, in an amount not less than $100,000, (d) preclude us from interference with the lawyer-client relationship, (e) provide for periodic review of services provided, (f) provide for protection of our proprietary information and (g) require the firm to indemnify us against liabilities resulting from legal services rendered by the firm. We are precluded from contracting with other law firms to provide the same service in the same geographic area, except in situations where the designated law firm has a conflict of interest, we enroll a group of 500 or more members, or when the agreement is terminated by either party. Provider law firms are precluded from contracting with other prepaid legal service companies without our approval. Provider law firms receive a fixed monthly payment for each member who are residents in the service area and are responsible for providing the Membership benefits without additional remuneration. If a provider law firm delivers legal services to an open panel member, the law firm is reimbursed for services rendered according to the open panel Membership. As of December 31, 2006, provider law firms averaged approximately 47 employees each and on average are evenly split between support staff and lawyers.

We have had occasional disputes with provider law firms, some of which have resulted in litigation. The toll-free telephone lines utilized and paid for by the provider law firms are owned by us so that in the event of a termination, the members' calls can be rerouted very quickly. Nonetheless, we believe that our relations with provider law firms are generally very good. At the end of 2006, we had provider law firms representing 48 states and four provinces compared to 46 states and four provinces at the end of 2005 and 2004. During the last three calendar years, our relationships with a total of nine provider law firms were terminated by us or the provider law firm. As of December 31, 2006, 27 provider law firms have been under contract with us for more than eight years with the average tenure of all provider law firms being approximately 8.2 years.

We have an extensive database of referral lawyers who have provided services to our members for use by members when a designated provider law firm is not available. Lawyers with whom members have experienced verified service problems, or are otherwise inappropriate for the referral system, are removed from our list of referral lawyers.

Identity Theft Shield Benefits Provider

Kroll is one of the world's leading risk consulting companies. For more than 30 years, Kroll has helped companies, government agencies and individuals reduce their exposure to risk and capitalize on business opportunities. Kroll is an operating unit of Marsh & McLennan Companies, Inc., the global professional services firm. With offices in more than 60 cities in the U.S. and abroad, Kroll can operate and restructure businesses; scrutinize accounting practices and financial documents; gather and filter electronic evidence for attorneys; recover lost or damaged data from computers and servers; conduct in-depth investigations; screen domestic and foreign-born job candidates; protect individuals; and enhance security systems and procedures. Kroll's clients include many of the world's largest and most prestigious corporations, law firms, academic institutions, non-profit organizations, sovereign governments and high net-worth individuals, entertainers and celebrities. Kroll's seasoned professionals were handpicked and recruited from leading management consulting companies, top law firms, international auditing companies, multinational corporations, special operations forces, law enforcement and intelligence agencies. Kroll also maintains a network of highly trained specialists in cities throughout the world who can respond to global needs 24 hours a day, seven days a week. Over the last three years, Kroll has developed a unique solution for victims of identity theft and this service is now available to our members through the Identity Theft Shield benefit. Similar to the provider law firms, Kroll is paid a fixed fee on a monthly per capita basis to render services to IDT members.

Marketing

Multi-Level Marketing

We market Memberships through a multi-level marketing program that encourages individuals to sell Memberships and allows individuals to recruit and develop their own sales organizations. Commissions are paid only when a Membership is sold. No commissions are paid based solely on recruitment. When a Membership is sold, commissions are paid to the associate making the sale, and to other associates (on average, 9 others at December 31, 2006 and December 31, 2005 compared to 13 others at December 31, 2004) who are in the line of associates who directly or indirectly recruited the selling associate. We provide training materials, organize area-training meetings and designate personnel at the home office specially trained to answer questions and inquiries from associates. We offer various communication avenues to our sales associates to keep such associates informed of any changes in the marketing of our Memberships. The primary communication vehicles we utilize to keep our sales associates informed include extensive use of conference calls and e-mail, an interactive voice-mail service, *The Connection* monthly magazine, an interactive voice response system, a monthly DVD (digital video disc) program and our website, prepaidlegal.com.

Multi-level marketing is primarily used for marketing based on personal sales since it encourages individual or group face-to-face meetings with prospective members and has the potential of attracting a large number of sales personnel within a short period of time. Our marketing efforts towards individuals typically target the middle income family or individual and seek to educate potential members concerning the benefits of having ready access to legal counsel for a variety of everyday legal problems. Memberships with individuals or families sold by the multi-level sales force constituted 76% of our Memberships in force at December 31, 2006, compared to 80% at December 31, 2005 and 75% at December 31, 2004. Although other means of payment are available, approximately 75% of fees on Memberships purchased by individuals or families are paid on a monthly basis by means of automatic bank draft or credit card.

Group marketing

Our marketing efforts towards employee groups, principally on a payroll deduction payment basis, are designed to permit our sales associates to reach more potential members with each sales presentation and strive to capitalize on, among other things, what we perceive to be a growing interest among employers in the value of providing legal and identity theft service plans to their employees. Memberships sold through employee groups constituted approximately 24% of total Memberships in force at December 31, 2006, compared to 20% and 25% at December 31, 2005 and 2004, respectively. Most employee group Memberships are sold to school systems, governmental entities and businesses. We emphasize group marketing to employee groups of less than 50 rather than larger groups where there is more competition, price negotiation and typically a longer sales cycle. No group accounted for more than 1% of our consolidated revenues from Memberships during 2006, 2005 or 2004. Substantially all group Memberships are paid on a monthly basis. We are active in legislative lobbying efforts to enhance our ability to market to public employee groups and to encourage Congress to reenact legislation to permit legal service plans to qualify for pre-tax payments under tax qualified employee cafeteria plans.

Affirmative Defense Response System

We developed the Affirmative Defense Response System ("ADRS") during 2006 to provide businesses and their employees a way to minimize their risk in regard to identity theft by encouraging businesses to take proactive measures to protect non-public information. Once our sales associates have been through the required training, they can begin to offer businesses the forms they will need and the education their employees will require to take reasonable and affirmative steps to reduce the harm and risk of having a breach of non-public information. We encourage businesses to host mandatory employee meetings and training sessions on identity theft and privacy compliance. At such meetings, our associates will provide the employees of the business an opportunity to purchase our legal service and identity theft plans. Since our Identity Theft Shield provides identity restoration benefits and our legal plans provide help on related issues, we believe the majority of the time in restoring an employee's identity is covered by our plan and therefore is not done on company time or at company expense. We believe our suite of services including our legal plan, the Legal Shield and the Identity Theft Shield provide employees assistance in every phase of identity theft – before, during and after the crime occurs. The ADRS was developed to enhance our group marketing efforts and we have been pleased with the additional opportunities it created in 2006 and intend to continue to utilize this program in 2007.

General

Sales associates are generally engaged as independent contractors, are provided with training materials and are given the opportunity to participate in our training programs. Sales associates are required to complete a specified training program prior to marketing our Memberships to employee groups. All advertising and solicitation materials used by sales associates must be approved by us prior to use. At December 31, 2006, we had 444,499 "vested" sales associates compared to 468,365 and 343,696 "vested" sales associates at December 31, 2005 and 2004, respectively. A sales associate is considered to be "vested" if he or she has personally sold at least three new Memberships per quarter or if he or she retains a personal Membership. A vested associate is entitled to continue to receive commissions on prior sales after all previous commission advances have been recovered. However, a substantial number of vested associates do not continue to market the Membership, as they are not required to do so in order to continue to be vested. During 2006, we had 90,206 sales associates who personally sold at least one Membership, of which 49,955 (55%) made first time sales. During 2005 and 2004 we had 103,248 and 79,716 sales associates producing at least one Membership sale, respectively, of which 61,238 (59%) and 41,699 (52%), respectively, made first time sales. During 2006, we had 8,858 sales associates who personally sold more than ten Memberships compared to 11,221 and 9,895 in 2005 and 2004, respectively. A substantial number of our sales associates market our Memberships on a part-time basis only. For the year 2006, new sales associates enrolled decreased 29% to 172,999 with an average enrollment fee of $50 from the 242,223 enrolled in 2005 with an average enrollment fee of $57.

We derive revenues from our multi-level marketing sales force, principally from a one-time enrollment fee from each new sales associate for which we provide initial marketing supplies and enrollment services to the associate. We have a field training program, titled Certified Field Trainer ("CFT"), aimed at increasing the level of new Membership sales per associate. Associates successfully complete the program by writing three new Memberships and recruiting a new sales associate or by personally selling five new Memberships within 45 days of the associate's start date. Associates in states that require the associate to become licensed have 45 days from the issue date on their license to complete the same requirements. Amounts collected from sales associates are intended primarily to offset our costs incurred in recruiting and training and providing materials to sales associates and are not intended to generate profits from such activities. Other revenues from sales associates represent the sale of marketing supplies and promotional materials and include fees related to our *eService* program for associates. The *eService* program provides subscribers Internet based back office support such as reports, on-line documents, tools, a personal e-mail account and multiple personalized web sites with "flash" movie presentations.

We continually review our compensation plan for the multi-level marketing force to assure that the various financial incentives in the plan encourage our desired goals. We offer various incentive programs from time to time and frequently adjust the program to maintain appropriate incentives and to improve Membership production and retention.

We hold our International Convention once a year, typically in the spring, and a Leadership Summit, typically in the fall, and routinely host more than 10,000 of our sales associates at these events. These events are intended to provide additional training, corporate updates, new announcements, motivation and associate recognition. Additionally, we offer the *Player's Club* incentive program providing additional incentives to our associates as a reward for consistent, quality business. Associates can earn the right to attend an annual incentive trip by meeting certain qualification requirements and maintaining certain personal retention rates. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve month period.

Regional Vice Presidents

Prior to January 1, 2007, we had a group of approximately 115 employees that served as Regional Vice Presidents ("RVPs") and were responsible for associate activity in given geographic regions and had the ability to appoint independent contractors as Area Coordinators within the RVP's region. Effective January 1, 2007, we dramatically revamped this program by reducing the number of RVPs from approximately 115 to 15; eliminated the employee relationship of the RVPs so that all are independent contractors; significantly increased both the size of their regions and the commission override percentages that can be earned by the RVPs; put in place additional bonus compensation available based on growth in their assigned regions; replaced the previous large number of

Area Coordinators with substantially fewer Regional Managers appointed by the RVPs; created commission overrides than can be earned by the Regional Managers in their regions and created a new class of appointees, Certified Meeting Coordinators that are appointed by the Regional Managers. Additionally, we have significantly increased the frequency of communications between us and the RVPs and expect to increase the frequency and the amount of reporting both from and to, the RVPs.

The RVP/Regional Manager/Certified Meeting Coordinator program provides a basis to effectively monitor current sales activity, further educate and motivate the sales force and otherwise enhance the relationships between the associates and us. New products, incentives and initiatives will be channeled through the RVPs.

Pre-Paid Legal Benefits Association

The PPL Benefits Association ("PPLBA") was founded in 1999 with the intent of providing sales associates the opportunity to have access, at their own expense, to health insurance and life insurance benefits. Membership in the Association allows a sales associate to become eligible to enroll in numerous benefit programs, as well as take advantage of attractive affinity agreements. Membership in this Association is open to sales associates that reach a certain level within our marketing programs who also maintain an active personal legal services Membership. The PPLBA is a separate association not owned or controlled by us and is governed by an 8 member Board of Directors, including four officer positions. None of the officers or directors of the PPLBA serve in any such capacity with us. The PPLBA employs a Director of Associate Benefits paid by the Association. Affinity programs available to members of the PPLBA include credit cards, long-distance, wireless services, vehicle purchasing services, safety trip plan, mortgage and real estate assistance and a travel club. As determined by its Board of Directors, some of the revenue generated by the PPLBA through commissions from vendors of the benefits and affinity programs or contributed to the Association by us may be used to make open-market purchases of our stock for use in stock bonus awards to Association members based on criteria established from time to time by the Board of Directors of the PPLBA. Since inception and through December 31, 2006, approximately 42,000 shares were purchased by the PPLBA for awards to its members. The PPLBA awarded approximately 3,000, 3,300 and 5,000 shares of stock to Association members representing the 2006, 2005 and 2004 stock bonus awards, respectively.

Cooperative Marketing

We have in the past, and may in the future, develop marketing strategies pursuant to which we seek arrangements with insurance and service companies that have established sales forces. Under such arrangements, the agents or sales force of the cooperative marketing partner market our Memberships along with the products already marketed by the partner's agents or sales force. Such arrangements allow the cooperative marketing partner to enhance its existing customer relationships and distribution channels by adding our product to the marketing partner's existing range of products and services, while we are able to gain broader Membership distribution and access to established customer bases.

We have a cooperative marketing agreement with Atlanta-based Primerica Financial Services ("PFS"), a subsidiary of Citigroup, Inc. PFS is one of the largest financial services marketing organizations in North America with more than 100,000 personal financial analysts across the U.S. and Canada. The PFS cooperative marketing agreement resulted in approximately 26,000 new Membership sales during 2006 compared to 23,000 and 19,000, respectively for 2005 and 2004.

We have had limited success with cooperative marketing arrangements in the past and are unable to predict with certainty what success we will achieve, if any, under our existing or future cooperative marketing arrangements.

Operations

Our corporate operations involve Membership application processing, member-related customer service, various associate-related services including commission payments, receipt of Membership fees, related general ledger accounting, human resources, internal audit and managing and monitoring the provider law firm relationships.

We utilize a management information system to control operations costs and monitor benefit utilization. Among other functions, the system evaluates benefit claims, monitors member use of benefits and monitors marketing/sales data and financial reporting records. Our dominant concerns in the architecture of private networks and web systems include security, scalability, capacity to accommodate peak traffic and business continuity in the event of a disaster. We believe our management information system has substantial capacity to accommodate increases in business data before substantial upgrades will be required. We believe this excess capacity will enable us to experience a significant increase in the number of members serviced with less than a commensurate increase of administrative costs.

We have built a strong Internet presence to strengthen the services provided to both members and associates. Our Internet site, at www.prepaidlegal.com, welcomes the multifaceted needs of our members, sales force, investors and prospects. It has also reduced costs associated with communicating critical information to the associate sales force.

Our operations also include departments specifically responsible for marketing support and regulatory and licensing compliance. We have an internal production staff that is responsible for the development of new audio and video sales materials.

Quality Control

In addition to our quality control efforts for provider law firms described above, we also closely monitor the performance of our home office personnel, especially those who have telephone contact with members or sales associates. We record home office employee telephone calls with our members and sales associates to assure that our policies are being followed and to gather data about recurring problems that may be avoided through modifications in policies. We also use such recorded calls for training and recognition purposes.

Competition

We compete in a variety of market segments in the legal service plan industry, including, among others, individual enrollment plans, employee benefit plans and certain specialty segments. Our principal competitors are Hyatt Legal Plans (a MetLife company), ARAG® North America, National Legal Plan and Legal Services Plan of America (a GE Financial company, formerly the Signature Group). Most of these concentrate their marketing to larger employer groups and offer open panel plans.

If a greater number of companies seek to enter the legal service plan market, we will experience increased competition in the marketing of our Memberships. However, we believe our competitive position is enhanced by our actuarial database, our existing network of provider attorney law firms and our ability to tailor products to suit various types of distribution channels or target markets. We believe that no other competitor has the ability to monitor the customer service aspect of the delivery of legal services to the same extent we do. Finally, we have intentionally concentrated our group marketing to small employer groups. Serious competition is most likely from companies with significant financial resources and advanced marketing techniques.

Regulation

We are regulated by or required to file with or obtain approval of State Insurance Departments, Secretaries of State, State Bar Associations and State Attorney General offices depending on individual state opinions of regulatory responsibility for legal expense plans. We are also required to file with similar government agencies in Canada. While some states or provinces regulate legal expense plans as insurance or specialized legal expense products, others regulate them as services.

As of December 31, 2006, we or one of our subsidiaries were marketing new Memberships in 37 jurisdictions that require no special licensing. Our subsidiaries serve as operating companies in 17 jurisdictions that regulate Memberships as insurance or specialized legal expense products. The most significant of these wholly owned subsidiaries are Pre-Paid Legal Casualty, Inc. ("PPLCI"), Pre-Paid Legal Services, Inc. of Florida ("PPLSIF") and Legal Service Plans of Virginia, Inc. ("LSPV"). Of our total Memberships in force as of December 31, 2006, 26% were written in jurisdictions that subject us or one of our subsidiaries to insurance or specialized legal expense plan regulation. We are actively working with regulators in the various states in which our subsidiaries are regulated as insurance to explore other regulatory alternatives to eliminate some of the agent licensing or financial and marketing regulation that is prevalent in the insurance industry.

We began selling Memberships in the Canadian provinces of Ontario and British Columbia during 1999, Alberta during February 2001 and Manitoba during August 2001. The Memberships we currently market in such provinces do not constitute an insurance product and therefore are exempt from insurance regulation.

In states with no special licensing or regulatory requirements, we commence operations only when advised by the appropriate regulatory authority that proposed operations do not constitute conduct of the business of insurance. There is no assurance that Memberships will be exempt from insurance regulation even in states or provinces with no specific regulations. In these situations, we or one of our subsidiaries would be required to qualify as an insurance company in order to conduct business.

PPLCI serves as the operating company in most states where Memberships are determined to be an insurance product. PPLCI is organized as a casualty insurance company under Oklahoma law and as such is subject to regulation and oversight by various state insurance agencies where it conducts business. These agencies regulate PPLCI's forms, rates, trade practices, allowable investments and licensing of agents and sales associates. These agencies also prescribe various reports, require regular evaluations by regulatory authorities, and set forth-minimum capital and reserve requirements. Our insurance subsidiaries are routinely evaluated and examined by representatives from the various regulatory authorities in the normal course of business. Such examinations have not and are not expected to adversely impact our operations or financial condition in any material way. We believe that all of our subsidiaries meet any required capital and reserve requirements. Dividends paid by PPLCI are restricted under Oklahoma law to available surplus funds derived from realized net profits.

We are required to register and file reports with the Oklahoma Insurance Commissioner as a member of a holding company system under the Oklahoma Insurance Holding Company System Regulatory Act. Transactions between PPLCI and us or any other subsidiary must be at arms-length with consideration for the adequacy of PPLCI's surplus, and may require prior approval of the Oklahoma Insurance Commissioner. Payment of any extraordinary dividend by PPLCI to us requires approval of the Oklahoma Insurance Commissioner. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than the greater of 10% of such accumulated available surplus or the previous years' net profits. During 2006, PPLCI declared and after obtaining all necessary regulatory approvals, paid extraordinary dividends to us of $13.4 million compared to the $4.1 million dividend paid to us during 2005. No dividends were declared or paid by PPLCI during 2004. Any change in our control, defined as acquisition by any method of more than 10% of our outstanding voting stock, including rights to acquire such stock by conversion of preferred stock, exercise of warrants or otherwise, requires approval of the Oklahoma Insurance Commissioner. Holding company laws in some states in which PPLCI operates provide for comparable registration and regulation of us.

Certain states have enacted special licensing or regulatory requirements designed to apply only to companies offering legal service products. These states most often follow regulations similar to those regulating casualty insurance providers. Thus, the operating company may be expected to comply with specific minimum capitalization and unimpaired surplus requirements; seek approval of forms, Memberships and marketing materials; adhere to required levels of claims reserves, and seek approval of premium rates and agent licensing. These laws may also restrict the amount of dividends paid to us by such subsidiaries. PPLSIF is subject to restrictions of this type under the laws of the State of Florida, including restrictions with respect to payment of dividends to us. At January 1, 2007, neither PPLCI nor PPLSIF had funds available for payment of substantial dividends without the prior approval of the insurance commissioner. LSPV declared and paid us a $3.7 million dividend during 2005, none during 2006, but had approximately $1.6 million available for payment of an ordinary dividend at January 1, 2007.

As the legal plan industry continues to mature, additional legislation may be enacted that would affect us and our subsidiaries. We cannot predict with any accuracy if such legislation would be adopted or its ultimate effect on operations, but expect to continue to work closely with regulatory authorities to minimize any undesirable impact and, as noted above, to reduce regulatory cost and burden where possible.

Our operations are further impacted by the American Bar Association Model Rules of Professional Conduct ("Model Rules") and the American Bar Association Code of Professional Responsibility ("ABA Code") as adopted by various states. Arrangements for payments to a lawyer by an entity providing legal services to its members are permissible under both the Model Rules and the ABA Code, so long as the arrangement prohibits the entity from regulating or influencing the lawyer's professional judgment. The ABA Code prohibits lawyer participation in closed panel legal service programs in certain circumstances. Our agreements with provider law firms comply with both the Model Rules and the ABA Code. We rely on the lawyers serving as the designated provider law firms for the closed panel benefits to determine whether their participation would violate any ethical guidelines applicable to them. We and our subsidiaries comply with filing requirements of state bar associations or other applicable regulatory authorities.

We are also required to comply with state, provincial and federal laws governing our multi-level marketing approach. These laws generally relate to unfair or deceptive trade practices, lotteries, business opportunities and securities. The U.S. Federal Trade Commission has proposed business opportunity regulations which may have an effect upon our method of operating in the United States, but such regulations are in the early stages of development and it is not possible to gauge the potential impact or the effective date at this time. We have experienced no material problems with marketing compliance. In jurisdictions that require associates to be licensed, we receive all applications for licenses from the associates and forward them to the appropriate regulatory authority. We maintain records of all associates licensed, including effective and expiration dates of licenses and all states in which an associate is licensed. We do not accept new Membership sale applications from any unlicensed associate in such jurisdictions.

Employees

At December 31, 2006, we employed 840 individuals on a full-time basis, exclusive of independent agents and sales associates who are not employees, and excluding RVPs described above. None of our employees are represented by a union. We consider our employee relations generally to be very good.

Foreign Operations

We began operations in the Canadian provinces of Ontario and British Columbia during 1999 and Alberta and Manitoba in 2001 and derived aggregate revenues, including Membership fees and revenues from associate services, from Canada of $7.1 million in U.S. dollars during 2006 compared to $6.0 million and $4.7 million in 2005 and 2004, respectively. In addition, we incur expenses in Canada in relation to these revenues. Due to the relative stability of the United States and Canadian foreign relations and currency exchange rates, we believe that any risk of foreign operations or currency valuations is minimal and would not have a material effect on our financial condition, liquidity or results of operations.

Availability of Information

We file periodic reports and proxy statements with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file our reports with the SEC electronically. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of this site is http://www.sec.gov.

Our Internet address is www.prepaidlegal.com. We make available on our website free of charge copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably possible after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS

Our financial position, results of operations and cash flows are subject to various risks, many of which are not exclusively within our control that may cause actual performance to differ materially from historical or projected future performance. Information contained within this Form 10-K should be carefully considered by investors in light of the risk factors described below. In addition to factors discussed elsewhere in this report, the following are some of the important factors that could affect our financial condition or results of operations:

Our future results may be adversely affected if Membership persistency or renewal rates are lower than our historical experience.

We have over 20 years of actual historical experience to measure the expected retention of new members. These retention rates could be adversely affected by the quality of services delivered by provider law firms, the existence of competitive products or services, our ability to provide administrative services to members or other factors. If our Membership persistency or renewal rates are less than we have historically experienced, our cash flow, earnings and growth rates could be adversely affected.

We may not be able to grow Memberships and revenues at the same rate as we have historically experienced and have recently experienced declines in new Membership sales and associate recruitment.

Our year end active Memberships remained virtually unchanged at December 31, 2006 from December 31, 2005 and only increased 6% and 2% in the years ended December 31, 2005 and 2004, respectively. Changes in net income for the same three years were 45%, (12%) and 2%, respectively. In years prior to 2004, we were able to grow Memberships more significantly. Our ability to grow Memberships and revenues is substantially dependent upon our ability to expand or enhance the productivity of our sales force, develop additional legal expense products, develop alternative marketing methods or expand geographically. There is no assurance that we will be able to achieve increases in Membership and revenue growth comparable to our historical growth rates.

We are dependent upon the continued active participation of our principal executive officer.

Our success depends substantially on the continued active participation of our principal executive officer, Harland C. Stonecipher. Although our management includes other individuals with significant experience in our business, the loss of the services of Mr. Stonecipher could have a material adverse effect on our financial condition and results of operations.

There is litigation pending that may have a material adverse effect on us if adversely determined.

See "Item 3. Legal Proceedings."

We are in a regulated industry and regulations could have an adverse effect on our ability to conduct our business.

We are regulated by or required to file with or obtain approval of State Insurance Departments, State Bar Associations and State Attorney General's Offices, depending on individual state positions regarding regulatory responsibility for legal service plans. Regulation of our activities is inconsistent among the various states in which we do business with some states regulating legal service plans as insurance or specialized legal service products and others regulating such plans as services. Such disparate regulation requires us to structure our Memberships and operations differently in certain states in accordance with the applicable laws and regulations. Our multi-level marketing strategy is also subject to U.S. federal, Canadian provincial and U.S. state regulation under laws relating to consumer protection, pyramid sales, business opportunity, lotteries and multi-level marketing. The U.S. Federal Trade Commission has proposed business opportunity regulations which may have an effect upon our method of operating in the United States, but such regulations are in the early stages of development and it is not possible to gauge the potential impact or the effective date at this time. Changes in the regulatory environment for our business could increase the compliance costs we incur in order to conduct our business or limit the jurisdictions in which we are able to conduct business.

The business in which we operate is competitive.

There are a number of existing and potential competitors that have the ability to offer competing products that could adversely affect our ability to grow. In addition, we may face competition from a growing number of Internet based legal sites with the potential to offer legal and related services at competitive prices. Increased competition could have a material adverse effect on our financial condition and results of operations. See "Description of Business – Competition."

We are dependent upon the success of our marketing force.

Our principal method of product distribution is through multi-level marketing. The success of a multi-level marketing force is highly dependent upon our ability to offer a commission and organizational structure and sales training and incentive program that enable sales associates to recruit and develop other sales associates to create an organization. There are a number of other products and services that use multi-level marketing as a distribution method and we must compete with these organizations to recruit, maintain and grow our multi-level marketing force. In order to do so, we may be required to increase our marketing costs through increases in commissions, sales incentives or other features, all of which could adversely affect our future earnings. In addition, the level of confidence of the sales associates in our ability to perform is an important factor in maintaining and growing a multi-level marketing force. Adverse financial developments concerning us, including negative publicity or common stock price declines, could adversely affect our ability to maintain the confidence of our sales force.

Our stock price may be affected by the significant level of short sellers of our stock.

As of January 12, 2007, the New York Stock Exchange reported that approximately 4.5 million shares of our stock were sold short, which constitutes approximately 33% of our outstanding shares and 48% of our public float, representing one of the largest short interest percentages of any New York Stock Exchange listed company. Short sellers expect to make a profit if our shares decline in value. We have been the subject of a negative publicity campaign from several known sources of information who support short sellers. The existence of this short interest position may contribute to volatility in our stock price and may adversely affect the ability of our stock price to rise if market conditions or our performance would otherwise justify a price increase.

We have not been able to significantly increase our employee group Membership sales.

Our success in growing Membership sales is dependent in part on our ability to market to employee groups. At December 31, 2006, group memberships represented 24% of total Memberships compared to 20% at December 31, 2005 and 25% at December 31, 2004. Adverse publicity about us may affect our ability to market successfully to employee groups, particularly larger groups. There is no assurance that we will be able to increase our group business.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our executive and administrative offices and our subsidiaries are located at One Pre-Paid Way, Ada, Oklahoma. The office complex, owned by us, contains approximately 170,000 square feet of office space and was constructed on approximately 87 acres contributed to us by the City of Ada in 2001 as part of an economic development incentive package. Construction was completed in 2004 at a cost of approximately $34.1 million, including $706,000 in capitalized interest costs, and was funded from existing resources and proceeds from a $20 million line of credit.

The new headquarters contains two long bars of open office area designed to serve as podiums, which stretch east from the northern and southern edges of the tower. Two and three stories high respectively, the podiums house the call centers and Information Technology departments. Only 60 feet across, they are designed to ensure that employees are never more that thirty feet from a source of daylight. Shared corporate services -- including a 650-seat auditorium, dining hall, exercise facility, and a connecting corridor containing a company history gallery -- are located at the east end of the bars, creating a central courtyard. The courtyard features a reflecting pool and a 12-foot bronze sculpture of our logo, the Lady of Justice, a universal symbol of justice. The building's main entrance welcomes its frequent visitors, celebrates our history, and is designed to convey the tradition of civic judicial buildings. Although we substantially occupy our current facility, the building is designed to expand over time without negatively impacting the site layout or the building concept and we emphasized the use of modular furnishings to provide enhanced flexibility. We placed importance on the goal of providing each employee with an excellent work environment.

Additionally, we fully utilize another distribution facility located about two miles from our new offices and containing approximately 17,000 square feet of office and warehouse and shipping space. Our previous headquarters of approximately 40,000 square feet and two other buildings containing approximately 18,600 combined square feet located adjacent to the distribution facility are now used as disaster recovery, or business continuity, sites.

During 2005, in conjunction with economic development incentives, we leased additional office space in Duncan, Oklahoma and during January 2006, we acquired an additional 40,000 square foot building in Duncan for $1 million. We completely refurbished the space at an additional cost of $3.4 million, resulting in total capitalized cost of $4.4 million, which was funded from existing resources. We moved from the space previously leased to the completely refurbished and redesigned space with redundant infrastructure components in July 2006 and currently have approximately 110 customer service representatives in the facility but have the capacity to accommodate 350 employees.

In addition to the property described above that we own, we opened an additional Customer Care facility in Antlers, Oklahoma during March 2000, in building space provided by the City of Antlers at no cost to us. In conjunction with a rural economic development program coordinated by the City of Antlers, a new facility was built at no cost to us that can accommodate approximately 100 customer service representatives. We leased the facilities from the City of Antlers upon completion of the construction in November 2002.

ITEM 3. LEGAL PROCEEDINGS.

Beginning in the second quarter of 2001 multiple lawsuits were filed against us, certain officers, employees, sales associates and other defendants in various Mississippi state courts by current or former members seeking actual and punitive damages for alleged breach of contract, fraud and various other claims in connection with the sale of Memberships. At one time, we were aware of 11 separate lawsuits involving approximately 400 plaintiffs in multiple counties in Mississippi. These cases seek varying amounts of actual and punitive damages. We tried three separate lawsuits in Mississippi. On September 11, 2006 we reached a settlement agreement with counsel for the more than 400 plaintiffs in numerous pending cases in Mississippi. For an amount significantly less than our then accrued reserves of $2.5 million, all pending litigation against us is being resolved in Mississippi, including the Barbara Booth v. Pre-Paid Legal Services, Inc. case in which the $9.9 million punitive damage verdict was entered. Settlement and dismissal of almost all pending litigation has been approved by the plaintiffs.

On March 27, 2006 we received a complaint filed by a former provider attorney law firm in Davidson County, Tennessee seeking compensatory and punitive damages on the basis of allegations of breach of contract. On May 15, 2006 the trial court dismissed plaintiff's complaint in its entirety. Plaintiff filed a notice of appeal on June 13, 2006. The ultimate outcome of this matter is not determinable.

We are a defendant in various other legal proceedings that are routine and incidental to our business. We will vigorously defend our interests in all proceedings in which we are named as a defendant. We also receive periodic complaints or requests for information from various state and federal agencies relating to our business or the activities of our marketing force. We promptly respond to any such matters and provide any information requested.

While the ultimate outcome of these proceedings is not determinable, we do not currently anticipate that these contingencies will result in any material adverse effect to our financial condition or results of operation, unless an unexpected result occurs in one of the cases. The costs of the defense of these various matters are reflected as a part of general and administrative expense, or Membership benefits if fees relate to Membership issues, in the consolidated statements of income. We have established an accrued liability, we believe will be sufficient to cover estimated damages in connection with various cases (exclusive of ongoing defense costs which are expensed as incurred), which at December 31, 2006 was $150,000. We believe that we have meritorious defenses in all pending cases and will vigorously defend against the plaintiffs' claims. However, it is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Canadian taxing authorities are challenging portions of our commission and general and administrative deductions for tax years 1999 - 2002 and have tax assessments which aggregate $5.7 million. The Canadian taxing authorities contend commission deductions should be matched with the membership revenue as received, we contend these commissions are deductible when paid. Under Canadian tax laws, our commission payments are treated as a prepaid expense. We base our deduction of commission on the fact that all the services (the sale of the membership) have been performed by the sales associate at the time of sale therefore this prepaid expense (the commission payments) is deductible when paid. Also, the commission payment is taxable to the sales associate when paid and each year we issue a T4 (Canadian 1099 equivalent) to sales associates for the total commission payments made during that year. In addition, Canadian taxing authorities have challenged our allocation of general and administrative expenses to Canadian operations. We contend the allocation of general and administrative expenses, based on the percentage of Canadian new memberships written and the Canadian percentage memberships in force, is reasonable. We have established an accrued liability we believe will be sufficient to cover the estimated tax assessment in connection with these items, which at December 31, 2006 was $477,000. As stated above, we believe that we have reasonable basis for our tax position relative to these items, however, it is possible that an adverse outcome could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Price of and Dividends on the Common Stock

At February 16, 2007, there were 1,217 holders of record (including brokerage firms and other nominees) of our common stock, which is listed on the New York Stock Exchange under the symbol "PPD." The following table sets forth, for the periods indicated, the range of high and low sales prices for the common stock, as reported by the New York Stock Exchange.

	High	Low
2007:		
1st Quarter (through February 16)	$40.18	$37.68
2006:		
4th Quarter	$45.10	$39.00
3rd Quarter	40.00	33.70
2nd Quarter	37.50	32.15
1st Quarter	40.50	34.04
2005:		
4th Quarter	$48.40	$37.20
3rd Quarter	52.77	36.35
2nd Quarter	47.00	33.51
1st Quarter	38.37	30.69

On December 6, 2004, we declared our first cash dividend of $0.50 per share on our outstanding shares of common stock. The following table sets forth, for 2005 and 2004, the declaration date, the per share dividend amount, the aggregate dividend amount, the record date and the payable date of cash dividends that we have declared on our outstanding shares of common stock. No dividends were declared in 2006.

Declared	Per Share	Aggregate Amount	Record Date	Payment Date
December 6, 2004	$ 0.50	$ 7.8 million	December 20, 2004	January 14, 2005
April 4, 2005	0.30	4.6 million	April 25, 2005	May 16, 2005
December 19, 2005	0.30	4.6 million	December 30, 2005	January 13, 2006

It is anticipated that earnings generated from our operations will be used to finance our growth, to continue to purchase shares of our stock, to retire existing debt and possibly pay cash dividends. Our ability to pay dividends is dependent in part on our ability to derive dividends from our subsidiaries. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than the greater of 10% of such accumulated available surplus or the previous years' net profits. PPLSIF and LSPV are similarly restricted pursuant to their respective insurance laws. The following table reflects subsidiary dividends during the last three years:

	Dividends Paid			Dividends Available
Regulated Subsidiary	2006	2005	2004	1/1/2007
Pre-Paid Legal Casualty, Inc.	$13.4 million	$ 4.1 million	–	$ –
Legal Service Plans of Virginia	–	3.7 million	–	1.6 million

At December 31, 2006 the amount of restricted net assets of consolidated subsidiaries was $22.6 million, representing amounts that may not be paid to us as dividends either under the applicable regulations or without regulatory approval.

Recent Sales of Unregistered Securities

None.

Equity Compensation Plans

The following table provides information with respect to our equity compensation plans as of December 31, 2006, (other than our tax qualified Employee Stock Ownership Plan designed to provide retirement benefits).

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	264,500	$ 23.28	1,346,252
Equity compensation plans not approved by security holders (2)	8,540	22.87	–
Total	273,040	$ 23.26	1,346,252

(1) These stock options have been issued pursuant to our Stock Option Plan which has been approved by security holders. We do not expect to grant any additional options under this plan.

(2) These stock options have been issued to our Regional Vice Presidents ("RVPs") (described above) in order to encourage stock ownership by our RVPs and to increase the proprietary interest of such persons in our growth and financial success. These options have been granted periodically to RVPs since 1996. Options were granted at fair market value at the date of the grant and are generally immediately exercisable for a period of three years or within 90 days of termination, whichever occurs first. We discontinued the RVP stock option grants immediately after the 2003 fourth quarter stock options were awarded in the first quarter of 2004. There were 36,751 options granted to RVPs during 2004.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of stock in the open market during the fourth quarter of 2006.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1)
October 2006	64,074	$ 42.61	64,074	1,139,798
November 2006	354,747	42.70	354,747	785,051
December 2006	158,456	42.02	158,456	626,595
Total	577,277	$ 42.50	577,277	

(1) We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has subsequently from time to time increased such authorization from 500,000 shares to 12 million shares. The most recent authorization was for 1,000,000 additional shares June 28, 2006 and there has been no time limit set for completion of the repurchase program.

Shareholder Return Performance Graph

The following graph compares the cumulative total shareholder returns of our Common Stock during the five years ended December 31, 2006 with the cumulative total shareholder returns of the Russell 2000 Index and the Hemscott, Inc. Personal Services industry index. The comparison assumes an investment of $100 on January 1, 2002 in each of our Common Stock, the Russell 2000 Index and Hemscott's Personal Services industry index and that any dividends were reinvested.

Comparison of Cumulative Total Return of Our Stock, Russell 2000 Index and Industry Index


$225.00
$175.00
$125.00
$75.00
2001
2002
2003
2004
2005
2006
Pre-Paid Legal Services, Inc.
Personal Services Index
Russell 2000 Index

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth selected financial and statistical data for us as of the dates and for the periods indicated. This information is not necessarily indicative of our future performance. The following information should be read in conjunction with our Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operation included elsewhere herein.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except ratio, per share and Membership amounts)				
Income Statement Data:					
Revenues:					
Membership fees	$ 412,200	$ 389,255	$ 355,461	$ 330,322	$ 308,401
Associate services	26,857	28,963	24,901	25,704	37,418
Other	4,967	5,162	5,575	5,287	4,804
Total revenues	444,024	423,380	385,937	361,313	350,623
Costs and expenses:					
Membership benefits	145,771	137,150	122,280	111,165	103,761
Commissions	126,762	141,631	118,757	115,386	119,371
Associate services and direct marketing	29,493	30,453	29,325	28,929	32,566
General and administrative expenses	50,078	49,015	43,742	36,711	33,256
Other, net	12,232	10,456	9,578	8,546	6,685
Total costs and expenses	364,336	368,705	323,682	300,737	295,639
Income before income taxes	79,688	54,675	62,255	60,576	54,984
Provision for income taxes	27,890	18,863	21,478	20,669	18,970
Net income	$ 51,798	$ 35,812	$ 40,777	$ 39,907	$ 36,014
Basic earnings per common share	$ 3.54	$ 2.31	$ 2.50	$ 2.28	$ 1.83
Diluted earnings per common share	$ 3.51	$ 2.29	$ 2.48	$ 2.27	$ 1.82
Dividends declared per common share	$ –	$ .60	$ .50	$ –	$ –
Weighted avg. number of common shares outstanding – basic	14,642	15,470	16,313	17,530	19,674
Weighted avg. number of common shares outstanding – diluted	14,739	15,652	16,458	17,599	19,764
Membership Benefits Cost and Statistical Data:					
Membership benefits ratio (1)	35.4%	35.2%	34.4%	33.7%	33.6%
Commissions ratio (1)	30.8%	36.4%	33.4%	34.9%	38.7%
General and administrative expense ratio (1)	12.1%	12.6%	12.3%	11.1%	10.8%
Commission cost per new Membership sold	$ 207	$ 202	$ 190	$ 172	$ 154
New Memberships and stand-alone IDT plans sold	612,726	700,727	624,525	671,857	773,767
Period end Memberships and stand-alone IDT plans in force	1,538,740	1,542,789	1,451,700	1,418,997	1,382,306
New add-on IDT memberships sold	389,157	441,108	335,792	89,928	–
Period end add-on IDT memberships in force	540,253	461,094	283,889	86,602	–
Average annual Membership fee	$ 293	$ 287	$ 274	$ 262	$ 256
Cash Flow Data:					
Net cash provided before changes in assets and liabilities	$ 60,832	$ 45,434	$ 51,689	$ 47,731	$ 42,699
Net cash provided by operating activities	54,385	50,131	47,263	51,693	52,073
Net cash used in investing activities	(52,613)	(15,545)	(11,322)	(36,901)	(11,074)
Net cash used in financing activities	(23,698)	(26,601)	(31,428)	(14,191)	(34,431)
Balance Sheet Data:					
Total assets	$ 188,547	$ 164,865	$ 146,064	$ 131,012	$ 96,836
Total liabilities	157,687	113,471	114,617	101,438	61,864
Stockholders' equity	30,860	51,394	31,447	29,574	34,972

(1) The Membership benefits ratio, the commissions ratio and the general and administrative expense ratio represent those costs as a percentage of Membership fees. These ratios do not measure total profitability because they do not take into account all revenues and expenses.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Overview of the Our Financial Model

We are in one line of business - the marketing of legal expense and other complimentary plans primarily through a multi-level marketing force to individuals. Our principal revenues are derived from Membership fees, and to a much lesser extent, revenues from marketing associates. Our principal expenses are commissions, Membership benefits, associate services and direct marketing costs and general and administrative expense. The following table reflects the changes in these categories of revenues and expenses in the last three years (dollar amounts in 000's):

Revenues:	2006	% of Total Revenue	% Change from Prior Year	2005	% of Total Revenue	% Change from Prior Year	2004	% of Total Revenue	% Change from Prior Year
Membership fees	$412,200	92.8	5.9	$389,255	91.9	9.5	$355,461	92.1	7.6
Associate services	26,857	6.1	(7.3)	28,963	6.9	16.3	24,901	6.5	(3.1)
Other	4,967	1.1	(3.8)	5,162	1.2	(7.4)	5,575	1.4	5.5
	444,024	100.0	4.9	423,380	100.0	9.7	385,937	100.0	6.8
Costs and expenses:									
Membership benefits	145,771	32.8	6.3	137,150	32.4	12.2	122,280	31.7	10.0
Commissions	126,762	28.6	(10.5)	141,631	33.5	19.3	118,757	30.8	2.9
Associate services and direct marketing	29,493	6.6	(3.2)	30,453	7.2	3.9	29,325	7.6	1.4
General and administrative	50,078	11.3	2.2	49,015	11.6	12.1	43,742	11.3	19.2
Other, net	12,232	2.8	17.0	10,456	2.5	9.2	9,578	2.5	12.1
	364,336	82.1	(1.2)	368,705	87.1	13.9	323,682	83.9	7.6
Provision for income taxes	27,890	6.3	47.9	18,863	4.5	(12.2)	21,478	5.6	3.9
Net income	$ 51,798	11.7	44.6	$ 35,812	8.5	(12.2)	$ 40,777	10.6	2.2

The following table reflects certain data concerning our Membership sales and associate recruiting:

New Memberships:	12/31/2006	% Change from Prior Year	12/31/2005	% Change from Prior Year	12/31/2004
New legal service Membership sales	584,408	(12.3)	666,595	11.1	599,929
New "stand-alone" IDT Membership sales	28,318	(17.0)	34,132	38.7	24,596
Total new Membership sales	612,726	(12.6)	700,727	12.2	624,525
New "add-on" IDT Membership sales	389,157	(11.8)	441,108	31.4	335,792
Average Annual Membership fee	$328.36	2.0	$322.04	6.2	$303.36
Active Memberships:					
Active legal service memberships at end of period	1,473,710	(1.1)	1,490,847	4.6	1,424,707
Active "stand-alone" IDT memberships at end of period	65,030	25.2	51,942	92.4	26,993
Total active memberships at end of period	1,538,740	(0.3)	1,542,789	6.3	1,451,700
Active "add-on" IDT memberships at end of period	540,253	17.2	461,094	62.4	283,889
New Sales Associates:					
New sales associates recruited	172,999	(28.6)	242,223	125.2	107,552
Average enrollment fee paid by new sales associates	$49.69	(12.2)	$56.61	(60.3)	$142.49
Average Membership fee in force:					
Average Annual Membership fee	$293.00	2.2	$286.60	4.6	$274.02

The number of active Memberships in force and the average monthly fee will directly determine Membership fees and their impact on total revenues during any period. The two most important variables impacting the number of active Memberships during a period are the number of new Memberships written during the period combined with the retention characteristics of both new and existing Memberships. See "Measures of Member Retention" below for a discussion of our Membership retention. Associate services revenues are a function of the number of new sales associates enrolled and the price of entry during the period, the number of associates subscribing to our *eService* offering and the amount of sales tools purchased by the sales force.

Membership benefits expense is primarily determined by the number of active Memberships and the per capita contractual rate that exists between us and our benefits providers and during the last five years has been and is expected to continue to be a relatively consistent percentage of Membership revenues of approximately 33%-35% but could increase should the number of IDT memberships increase at a faster pace than the legal Memberships. Commissions paid to associates are primarily dependent on the number and price of new Memberships sold during a period and any special incentives that may be in place during the period. We expense advance commissions ratably over the first month of the related Membership. The level of commission expense in relation to Membership revenues varies depending on the level of new Memberships written and is expected to be higher when we experience increases in new Membership sales. During the last five years this percentage has ranged from approximately 33% to 42% of Membership revenues. Associate services and direct marketing expenses are directly impacted by the number of new associates enrolled during a period due to the cost of materials provided to such new associates, the number of associates subscribing to our *eService* offering, the amount of sales tools purchased by the sales force as well as the number of those associates who successfully meet the CFT training and incentive award program qualifications. Prior to 2003, these costs were more than offset by associate services revenue, however this did not occur in 2006, 2005 or 2004 primarily due to the lower entry fees charged during most of the periods. General and administrative expenses are expected to trend up in terms of dollars, but remain relatively constant as a percent of Membership fees. During the past five years, general and administrative expenses have ranged from 11% to 13% of Membership fees.

The primary benchmarks monitored by us throughout the various periods include the number of active Memberships and their related retention characteristics, the number of new Memberships written, the number of new associates enrolled and the percentage of new associates that successfully meet the CFT qualification requirements.

Although we have grown our Membership fees in each of the past 14 years, the rate of growth has not been one we find acceptable. We believe however, that our current product design, pricing parameters and business model are generally appropriate and we have no immediate plans to change these fundamental sectors. Our focus during 2007 will continue to be on improved training of our associates, enhancing the quality of sales tools provided to new and existing associates, providing incentives for associates to write consistent, quality business and continued emphasis on improving the basic retention characteristics of our Memberships.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management's application of accounting policies. If these estimates or assumptions are incorrect, there could be a material change in our financial condition or operating results. Many of these "critical accounting policies" are common in the insurance and financial services industries; others are specific to our business and operations. Our critical accounting policies include estimates relating to revenue recognition related to Membership and associate fees, deferral of Membership and associate related costs, expense recognition related to commissions to associates, accrual of incentive awards payable and accounting for legal contingencies.

Revenue recognition - Membership and Associate Fees

Our principal revenues are derived from Membership fees, most of which are collected on a monthly basis. Memberships are generally guaranteed renewable and non-cancelable except for fraud, non-payment of Membership fees or upon written request. Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on an annual, semi-annual or monthly basis. Approximately 95% of members remit their Membership fees on a monthly basis. Approximately 75% of our Membership fees are paid in advance and, therefore, are deferred and recognized over their respective periods. At December 31, 2006 the deferred revenue associated with the Membership fees was $21.1 million which is classified as a current liability.

We also charge new members, who are not part of an employee group, a $10 enrollment fee. This enrollment fee and related incremental direct and origination costs are deferred and recognized in income over the estimated life of a Membership in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101") as revised by SEC Staff Accounting Bulletin No. 104. At December 31, 2006 the deferred revenue associated with the Membership enrollment fees was $6.2 million, of which $3.6 million was classified as a current liability. We compute the expected Membership life using more than 20 years of actuarial data as explained in more detail in "Measures of Membership Retention" below. At December 31, 2006, management computed the expected Membership life to be approximately three years, which is unchanged from year end 2005. If the expected Membership life were to change significantly, which management does not expect in the short term, the deferred Membership enrollment fee and related costs would be recognized over a longer or shorter period.

We derive revenues from services provided to our marketing sales force primarily from a one-time non-refundable enrollment fee from each new sales associate for which we provide initial sales and marketing supplies and enrollment services to the associate. Average enrollment fees paid by new sales associates were $50, $57 and $142 for 2006, 2005 and 2004, respectively. Revenue from, and costs of, the initial sales and marketing supplies (approximately $11) are recognized when the materials are delivered to the associates. The remaining revenues and related incremental direct and origination costs are deferred and recognized over the estimated average active service period of associates which at December 31, 2006 is estimated to be approximately five months, down slightly from six months at year end 2005. At December 31, 2006, the deferred revenue associated with sales associate enrollment fees was $888,000, which is classified as a current liability. Management estimates the active service period of an associate periodically based on the average number of months an associate produces new Memberships, including those associates that fail to write any Memberships. If the active service period of associates changes significantly, which management does not expect in the short term, the deferred revenue and related costs would be recognized over the new estimated active service period.

Member and Associate Costs

Deferred costs represent the incremental direct and origination costs we incur in enrolling new Members and new associates related to the deferred revenue discussed above, and that portion of payments made to provider law firms ($6.8 million deferred at December 31, 2006 which is classified as a current asset) and associates related to deferred Membership revenue. Deferred costs for enrolling new members include the cost of the Membership kit and salary and benefit costs for employees who process Membership enrollments, and were $6.2 million at December 31, 2006, of which $3.6 million is classified in current assets. Deferred costs for enrolling new associates include training and success bonuses paid to individuals involved in recruiting the associate and salary and benefit costs of employees who process associate enrollments, and were $728,000 at December 31, 2006, and are classified as a current asset. Such costs are deferred to the extent of the lesser of actual costs incurred or the amount of the related fee charged for such services. Deferred costs are amortized to expense over the same period as the related deferred revenue as discussed above. Deferred costs that will be recognized within one year of the balance sheet date are classified as current and all remaining deferred costs are considered noncurrent. Associate related costs are reflected as associate services and direct marketing, and are expensed as incurred if not related to the deferred revenue discussed above. These costs include providing materials and services to associates, associate introduction kits, associate incentive programs, group marketing and marketing services departments (including costs of related travel, marketing events, leadership summits and international sales convention).

Commissions to Associates

Beginning with new Memberships written after March 1, 1995, we implemented a level commission schedule (approximately 27% per annum at December 31, 2001) with up to a three-year advance commission payment. Prior to March 1, 1995, our commission program provided for advance commission payments to associates of approximately 70% of first year Membership fees on new Membership sales and commissions were earned by the associate at a rate of approximately 16% in all subsequent years. Effective March 1, 2002, and in order to offer additional incentives for increased Membership retention rates, we returned to a differential commission structure with rates of approximately 80% of first year Membership fees on new Memberships written and variable renewal commission rates ranging from five to 25% per annum based on the first 12 month Membership retention rate of the associate's personal sales and those of his organization. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to a three year commission advance or the differential commission structure with a one year commission advance.

Prior to January 1997 we advanced commissions at the time of sale of all new Memberships. In January 1997, we implemented a policy whereby the associate receives only earned commissions on the first three sales unless the associate has successfully completed the CFT training program. For all sales beginning with the fourth Membership or all sales made by an associate successfully completing the CFT training program, we currently advance commission payments at the time of sale of a new Membership. The amount of cash potentially advanced upon the sale of a new Membership, prior to the recoupment of any charge-backs (described below), represents an amount equal to up to one-year commission earnings. Although the average number of marketing associates receiving an advance commission payment on a new Membership is 10, the overall initial advance may be paid to approximately 30 different individuals, each at a different level within the overall commission structure. The commission advance immediately increases an associate's unearned advance commission balance to us.

Although prior to March 1, 2002, we advanced our sales associates up to three years commission when a Membership was sold and subsequent to March 1, 2002, up to one year commission, the average commission advance paid to our sales associates as a group is actually less than the maximum amount possible because some associates choose to receive less than a full advance and we pay less than a full advance on some of our specialty products. In addition, we may from time to time place associates on a less than full advance basis if there are problems with the quality of the business being submitted or other performance problems with an associate. Additionally, we do not advance commissions on certain categories of group business which have historically demonstrated below average retention characteristics. Also, any residual commissions due an associate (defined as commission on an individual Membership after the advance has been earned) are retained to reduce any remaining unearned commission advance balances prior to being paid to that sales associate. For those associates that have made at least 10 personal sales, opened at least one group and personally write 15% or more of their organizational business, 15% of their commissions are set aside in individual reserve balance accounts, further reducing the amount of advance commissions. The average commission advance paid as a percentage of the maximum advance possible pursuant to our commission structures was approximately 78%, 75% and 78% during 2006, 2005 and 2004, respectively. The commission cost per new Membership sold has increased over the prior year by 2%, 6% and 10% for 2006, 2005 and 2004, respectively, and varies depending on the compensation structure that is in place at the time a new Membership is sold, the monthly Membership fee of the Membership sold and the amount of any charge-backs (recoupment of previous commission advances) that are deducted from amounts that would otherwise be paid to the various sales associates that are compensated for the Membership sale. Should we add additional products, such as the Identity Theft Shield described above or add additional commissions to our compensation plan or reduce the amount of chargebacks collected from our associates, the commission cost per new Membership will increase accordingly.

We expense advance commissions ratably over the first month of the related Membership. At December 31, 2006, advance commissions deferred were $4.8 million and included as a current asset. As a result of this accounting policy, our commission expenses are all recognized over the first month of a Membership and there is no commission expense recognized for the same Membership during the remainder of the advance period. We track our unearned advance commission balances outstanding in order to ensure the advance commissions are recovered before any renewal commissions are paid and for internal purposes of analyzing our commission advance program. While not recorded as an asset, unearned advance commission balances from associates for the following years ended December 31 were:

	2006	2005	2004
	(Amounts in 000's)		
Beginning unearned advance commission balances (1)	$ 195,792	$ 183,060	$ 191,894
Advance commissions, net of chargebacks and other	121,737	142,535	115,942
Earned commissions applied	(124,983)	(127,084)	(122,393)
Advance commission write-offs	(3,899)	(2,719)	(2,383)
Ending unearned advance commission balances before estimated unrecoverable balances (1)	188,647	195,792	183,060
Estimated unrecoverable advance commission balances (1)(2)	(40,091)	(33,879)	(28,554)
Ending unearned advance commission balances, net (1)	$ 148,556	$ 161,913	$ 154,506

(1) These amounts do not represent fair value, as they do not take into consideration timing of estimated recoveries.

(2) Estimated unrecoverable advances increased as a percentage of ending advances from 16% at December 31, 2004 to 21% at December 31, 2006 primarily due to the change in the compensation structure described above from a 36-month possible advance to a 12-month possible advance and fewer new Memberships written during 2003 and 2004. The commission structure change allows the advances to be earned more quickly by the associate and the reduction in new Memberships written creates fewer new advances.

The ending unearned advance commission balances, net, above includes net unearned advance commission balances of non-vested associates of $49 million, $40 million and $27 million at December 31, 2006, 2005 and 2004, respectively. As such, at December 31, 2006 future commissions and related expense will be reduced as unearned advance commission balances of $99 million are recovered. Commissions are earned by the associate as Membership fees are earned by us, usually on a monthly basis. We reduce unearned advance commission balances or remit payments to associates, as appropriate, when commissions are earned. Should a Membership lapse before the advances have been recovered for each commission level, we, except as described below, generate an immediate "charge-back" to the applicable sales associate to recapture up to 50% of any unearned advance on Memberships written prior to March 1, 2002, and 100% on any Memberships written thereafter. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to three year commission advance and up to 50% chargebacks or the differential commission structure with a one year commission advance and up to 100% chargebacks. This charge-back is deducted from any future advances that would otherwise be payable to the associate for additional new Memberships. In order to encourage additional Membership sales, we waived chargebacks for associates that met certain criteria in December 2002 and March 2003, which effectively increased our commission expense. Any remaining unearned advance commission balance may be recovered by withholding future residual earned commissions due to an active associate on active Memberships. Additionally, even though a commission advance may have been fully recovered on a particular Membership, no additional commission earnings from any Membership are paid to an associate until all previous advances on all Memberships, both active and lapsed, have been recovered. We also have reduced chargebacks from 100% to 50% for certain senior marketing associates who have demonstrated the ability to maintain certain levels of sales over specified periods and maintain certain Membership retention levels. We may adjust chargebacks from time to time in the future in order to encourage certain production incentives.

We have the contractual right to require associates to repay unearned advance commission balances from sources other than earned commissions including cash (a) from all associates either (i) upon termination of the associate relationship, which includes but is not limited to when an associate becomes non-vested or (ii) when it is ascertained that earned commissions are insufficient to repay the unearned advance commission payments and (b) upon demand, from agencies or associates who are parties to the associate agreements signed between October 1989 and July 1992 or July 1992 to August 1998, respectively. The sources, other than earned commissions, that may be available to recover associate unearned advance commission balances are potentially subject to limitation based on applicable state laws relating to creditors' rights generally. Historically, we have not demanded repayments of the unearned advance commission balances from associates, including terminated associates, because collection efforts would likely increase costs and have the potential to disrupt our relationships with our sales associates. This business decision by us has a significant effect on our cash flow by electing to defer collection of advance payments of which approximately $40.1 million were not expected to be collected from future commissions at December 31, 2006. However, we regularly review the unearned advance commission balance status of associates and will exercise our right to require associates to repay advances when management believes that such action is appropriate.

Non-vested associates are those that are no longer "vested" because they fail to meet our established vesting requirements by selling at least three new Memberships per quarter or retaining a personal Membership. Non-vested associates lose their right to any further commissions earned on Memberships previously sold at the time they become non-vested. As a result we have no continuing obligation to individually account to these associates as we do to active associates and are entitled to retain all commission earnings that would be otherwise payable to these terminated associates. We do continue to reduce the unearned advance commission balances for commissions earned on active Memberships previously sold by those associates. Substantially all individual non-vested associate unearned advance commission balances were less than $1,000 and the average balance was $413 at December 31, 2006.

Although the advance commissions are expensed ratably over the first month of the related Membership, we assess, at the end of each quarter, on an associate-by-associate basis, the recoverability of each associate's unearned advanced commission balance by estimating the associate's future commissions to be earned on active Memberships. Each active Membership is assumed to lapse in accordance with our estimated future lapse rate, which is based on our actual historical Membership retention experience as applied to each active Membership's year of origin. The lapse rate is based on our more than 20-year history of Membership retention rates, which is updated quarterly to reflect actual experience. We also closely review current data for any trends that would affect the historical lapse rate. The sum of all expected future commissions to be earned for each associate is then compared to that associate's unearned advance commission balance. We estimate unrecoverable advance commission balances when expected future commissions to be earned on active Memberships (aggregated on an associate-by-associate basis) are less than the unearned advance commission balance. If an associate with an outstanding unearned advance commission balance has no active Memberships, the unearned advance commission balance is written off but has no financial statement impact as advance commissions are expensed ratably over the first month of the related Memberships. Refer to "Measures of Member Retention – *Expected Membership Life, Expected Remaining Membership Life*" for a description of the method used by us to estimate future commission earnings.

Further, our analysis of the recoverability of unearned advance commission balances is also based on the assumption that the associate does not write any new Memberships. We believe that this assessment methodology is highly conservative since our actual experience is that many associates do continue to sell new Memberships and we, through our chargeback rights, gain an additional source to recover unearned advance commission balances.

Changes in our estimates with respect to recoverability of unearned commissions could occur if the underlying Membership persistency changes from historical levels. Should Membership persistency decrease, the unearned commissions would be recovered over a longer period and the amount not recovered would most likely increase, although any increase in uncollectible unearned commissions would not have any immediate expense impact since the commission advances are expensed in the month they are incurred. Holding all other factors constant, the decline in persistency would also lead to lower Membership fees, less net income and less cash flow from operations. Conversely, should persistency increase, the unearned commissions would be recovered more quickly, the amount unrecovered would decrease and, holding all other factors constant, we would enjoy higher Membership fees, more net income and more cash flow from operations.

Incentive awards payable

Associates can earn the right to attend an annual incentive trip by meeting monthly qualification requirements for the entire calendar year and maintaining certain personal retention rates for the Memberships sold during the calendar year. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve month period. The incentive awards payable at any date is estimated based on an evaluation of the existing associates that have met the monthly qualifications, any changes to the monthly qualification requirements, the estimated cost for each incentive earned and the number of associates that have historically met the personal retention rates. At December 31, 2006, the accrued amount payable was

$2.9 million. Changes to any of these assumptions would directly affect the amount accrued but we do not expect any of the significant trends impacting this account to change significantly in the near term.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Given the inherent unpredictability of litigation, it is difficult to estimate the impact of litigation on our financial condition or results of operation. SFAS 5, *Accounting for Contingencies,* requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We have established an accrued liability we believe will be sufficient to cover estimated damages in connection with various cases, which at December 31, 2006 was $150,000. This process requires subjective judgment about the likely outcomes of litigation. Liabilities related to most of our lawsuits are especially difficult to estimate due to the nature of the claims, limitation of available data and uncertainty concerning the numerous variables used to determine likely outcomes or the amounts recorded. Litigation expenses are recorded as incurred and we do not accrue for future legal fees. It is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods. See "Legal Proceedings."

Other General Matters

Operating Ratios

Three principal operating measures monitored by us in addition to measures of Membership retention are the Membership benefits ratio, commission ratio and the general and administrative expense ratio. The Membership benefits ratio, the commissions ratio and the general and administrative expense ratio represent those costs as a percentage of Membership fees. We strive to maintain these ratios as low as possible while at the same time providing adequate incentive compensation to our sales associates and provider law firms. These ratios do not measure total profitability because they do not take into account all revenues and expenses.

Cash Flow Considerations Relating to Sales of Memberships

We generally advance significant commissions at the time a Membership is sold. Since approximately 95% of Membership fees are collected on a monthly basis, a significant cash flow deficit is created at the time a Membership is sold. This deficit is reduced as monthly Membership fees are remitted and no additional commissions are paid on the Membership until all previous unearned advance commission balances have been fully recovered. Since the cash advanced at the time of sale of a new Membership may be recovered over a multi-year period, cash flow from operations may be adversely affected depending on the number of new Memberships written in relation to the existing active base of Memberships and the composition of new or existing sales associates producing such Memberships.

Investment Policy

Our investment policy is to some degree controlled by certain insurance regulations, which, coupled with management's own investment philosophy, results in a conservative investment portfolio that is not risk oriented. Our investments consist of common stocks, investment grade (rated Baa or higher) preferred stocks and investment grade bonds primarily issued by corporations, the United States Treasury, federal agencies, federally sponsored agencies and enterprises, as well as mortgage-backed securities and state and municipal tax-exempt bonds, auction rate securities and EURO deposits. We are required to pledge investments to various state insurance departments as a condition to obtaining authority to do business in certain states.

New Accounting Standards Issued

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("Interpretation No. 48"). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." Interpretation No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For us, Interpretation No. 48 was effective beginning January 1, 2007, and the cumulative effect adjustment, if any, will be recorded in the first quarter of 2007. We are currently evaluating the impact of the adoption of Interpretation No. 48 and have not yet determined the effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. We will be required to adopt SFAS No. 157 as of January 1, 2008 and are currently evaluating the impact of SFAS No. 157 and have not yet determined the effect on our earnings or financial position.

In September 2006, the Securities and Exchange Commission staff published Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 by us in the fourth quarter of 2006 did not have a material impact on our consolidated financial statements.

In March 2006, the FASB Emerging Issues Task Force issued Issue 06-3, How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement ("EITF 06-3"). A tentative consensus was reached that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. We are currently evaluating the impact of adopting EITF 06-3 on our consolidated financial statement disclosure.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for us January 1, 2008. We are evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

Measures of Member Retention

One of the major factors affecting our profitability and cash flow is our ability to retain a Membership, and therefore continue to receive fees, once it has been sold. We monitor our overall *Membership persistency rate*, as well as the *retention rates* with respect to Memberships sold by individual associates and agents and retention rates with respect to Memberships by year of issue, geographic region, utilization characteristics and payment method, and other sub groupings.

Terminology

The following terms are used in describing the various measures of retention:

- *Membership life* is a period that commences on the day of initial enrollment of a member and continues until the individual's Membership eventually terminates or lapses (the terms *terminate* or *lapse* may be used interchangeably here).

- *Membership age* means the time since the Membership has been in effect.

- *Lapse rate* means the percentage of Memberships of a specified group of Memberships that *lapse* in a specified time period.

- *Retention rate* is the complement of a *lapse rate,* and means the percentage of Memberships of a specified group that remain in force at the end of a specified time period.

- *Persistency* and *retention* are used in a general context to mean the tendency for Memberships to continue to remain in force, while the term *persistency rate* is a specific measure that is defined below.

- *Lapse rates, retention rates, persistency rates,* and *expected Membership life* may be referred to as measures of *Membership retention.*

- *Expected Membership life* means the average number of years a new Membership is expected to remain in force.

- *Blended rate* when used in reference to any measure of member retention means a rate computed across a mix of Memberships of various *Membership ages.*

- *Expected remaining Membership life* means the number of additional years that an existing member is expected to continue to renew from a specific point in time based on the *Membership life.*

Variations in Membership Retention by Sub-Groups, Impact on Aggregate Numbers

Company wide measures of Membership retention include data relating to members who can potentially be further sorted by identifiable sub-groupings. For example, Memberships may be subdivided into those owned by members who are or are not sales associates, to those who are or are not members of group plans, etc.

Measures of Membership retention of different sub-groups may vary. For example, our experience indicates that first year retention rate of Memberships owned by members who have accessed the services of the provider law firms historically have higher retention rates than those who have not. They also likely have a better understanding and appreciation of the benefits of the Membership, which may have contributed in fact to their decision to keep their Membership active.

All aggregate measures of Membership retention or expected life may be impacted by shifts in the underlying enrollment mix of sub-groups that have different retention rates. A shift in mix alone could, over time, cause an increase in reported aggregate retention measures and expected member life, even if the retention rates within each sub-group do not change. It is important to note that all blended rates discussed here may reflect the impact of such shifts in enrollment mixes. At December 31, 2006, 395,068 of the active 1,538,740 Memberships were also vested associates which represent 26% of the total active Memberships compared to 27% at December 31, 2005 and 21% at December 31, 2004. The following table shows total new Memberships sold during each year and the number and percentage of Memberships sold to persons who are associates.

Year	Total New Memberships	Associate Memberships	Ratio
2002	773,767	119,326	15.4%
2003	671,857	86,406	12.9%
2004	624,525	89,230	14.3%
2005	700,727	220,290	31.4%
2006	612,726	134,789	22.0%

Variations in Retention over Life of a Membership, Impact on Aggregate Measures

Measures of member retention also vary significantly by the Membership age. Historically, we have observed that Memberships in their first year have a significantly higher lapse rate than Memberships in their second year, and so on. The following chart shows the historical observed lapse rates and corresponding yearly retention rates as a function of Membership age. For example, 49.4% of all new Memberships lapse during the first year, leaving 50.6% still in force at the end of the first year. More tenured Memberships have significantly lower lapse rates. For example, by year seven lapse rates are under 10% and annual retention exceeds 90%. The following table shows as of December 31, 2006 and 2005 our blended retention rate and lapse rates based on our historical experience for the last 25 years.

Membership Retention versus Membership Age

As of December 31, 2006				As of December 31, 2005		
Yearly Lapse Rate	Yearly Retention	End of Year Memberships	Membership Year	Yearly Lapse Rate	Yearly Retention	End of Year Memberships
		100.0	0			100.0
49.4%	50.6%	50.6	1	49.1%	50.9%	50.9
31.6%	68.4%	34.6	2	31.8%	68.2%	34.7
23.4%	76.6%	26.5	3	23.3%	76.7%	26.6
18.3%	81.7%	21.7	4	16.5%	83.5%	22.2
13.0%	87.0%	18.8	5	12.2%	87.8%	19.5
10.1%	89.9%	16.9	6	10.3%	89.7%	17.5
7.9%	92.1%	15.6	7	9.1%	90.9%	15.9

Membership Persistency

Our *Membership persistency rate* is a specific computation that measures the number of Memberships in force at the end of a year as a percentage of the total of (i) Memberships in force at the beginning of such year, plus (ii) new Memberships sold during such year. From 1981 through the year ended December 31, 2006, our annual *Membership persistency rates*, using the foregoing method, have averaged approximately 71.7%.

Year	Beginning Memberships	New Memberships	Total	Ending Memberships	Persistency
2002	1,242,908	773,767	2,016,675	1,382,306	68.5%
2003	1,382,306	671,857	2,054,163	1,418,997	69.1%
2004	1,418,997	624,525	2,043,522	1,451,700	71.0%
2005	1,451,700	700,727	2,152,427	1,542,789	71.7%
2006	1,542,789	612,726	2,155,515	1,538,740	71.4%

Our overall *Membership persistency rate* varies based on, among other factors, the relative age of total Memberships in force, and shifts in the mix of members enrolled. Our overall *Membership persistency rate* could become lower when the Memberships in force include a higher proportion of newer Memberships, as will happen following periods of rapid growth. Our overall *Membership persistency rate* could also become lower when the new enrollments include a higher proportion of non-associate members.

Unless offset by other factors, these factors could result in a decline in our overall *Membership persistency rate* as determined by the formula described above, but does not necessarily indicate that the new Memberships written are less persistent.

Expected Membership Life

Using historical data through 2006 for all past Members enrolled, the *expected Membership life* can be computed to be approximately three years. This number represents the average number of years a new Membership can be expected to remain in force. Although about half of all new Memberships may lapse in the first year, the expected Membership life is much longer due to the contribution of higher annual retention rates in subsequent years.

Since our experience is that the retention rate of a given generation of new Memberships improves with Membership age, the *expected remaining Membership life* of a Membership also increases with Membership age. For example, while a new Membership may have an *expected Membership life* of three years, the *expected remaining Membership life* of a Membership that reaches its first year anniversary is more than 4.5 years.

Since the actual population of Memberships in force at any time is a distribution of ages from zero to more than 20 years, the *expected remaining Membership life* of the entire population at large greatly exceeds three years per Membership. As of December 31, 2006, based on the historical data described above, the current *expected remaining Membership life* of the actual population is over eight years per Membership. This measure is used by us to estimate the future revenues expected from Memberships currently in place.

Expected Membership life measures are based on more than 25 years of historical Membership retention data, unlike the *Membership persistency rate* described above which is computed from, and determined by, the most recent one-year period only. Both or these measures however include data from Memberships of all Membership ages and hence are referred to as "blended" measures.

Actions that May Impact Retention in the Future

The potential impact on our future profitability and cash flow due to future changes in Membership retention can be significant. While blended retention rates have not changed dramatically over the past five years, we have implemented several initiatives aimed at improving the retention rate of both new and existing Memberships. Such initiatives include an optional revised compensation structure featuring variable renewal commission rates ranging from five to 25% per annum based on the 12 month Membership retention rate of the associate's personal sales and those of his organization and implementation of a "non-taken" administrative fee to sales associates of $35 for any Membership application that is processed but for which a payment is never received. We have designed and implemented an enhanced member "life cycle" communication process aimed at both increasing the overall amount of communication from us to the members as well as more specific target messaging to members based on the length of their Membership as well as utilization characteristics.

During 2006, we began providing an additional service focused on Membership retention, Member Advantage Services, to our associates for a one time fee of $5.95 per Membership. This service consists of several out-bound calls, emails and letters by our employees during the first year of the Membership as well as out-bound calls to the member any time the Membership moves into pre-cancel status throughout the life of the Membership. We verify the Membership data in our files on the very first call and make any necessary changes immediately as well as fully explain the Membership benefits and answer any questions the member may have, essentially reselling the Membership. We provide Provider law firm contact information and make sure the member understands how to contact their Provider. We encourage our members to immediately begin the process of having their will prepared and also help the member begin the credit monitoring process for Identity Theft Shield members. We believe that such efforts may ultimately increase the utilization by members and therefore lead to higher retention rates. However, the effects of these efforts through 2006 on improving retention have not been meaningful. We intend to continue to develop programs and initiatives designed to improve retention.

Results of Operations

Comparison of 2006 to 2005

Net income for 2006 increased 45% to $51.8 million from $35.8 million for 2005. Diluted earnings per share for 2006 increased 53% to $3.51 per share from $2.29 per share for the prior year due to increased net income of 45% and an approximate 6% decrease in the weighted average number of outstanding shares. Membership revenues for 2006 were up 6% to $412.2 million from $389.3 million for the prior year marking the fourteenth consecutive year of increased Membership revenue.

Membership fees and their impact on total revenues in any period are determined directly by the number of active Memberships in force during any such period. The active Memberships in force are determined by both the number of new Memberships sold in any period together with the renewal rate of existing Memberships. New Membership sales decreased 13% during 2006 to 612,726 from 700,727 during 2005. At December 31, 2006, there were 1,538,740 active Memberships in force compared to 1,542,789 at December 31, 2005, a decrease of less than 1%. Additionally, the average annual fee per Membership has increased from $287 for all Memberships in force at December 31, 2005 to $293 for all Memberships in force at December 31, 2006, a 2% increase, primarily as a result of increased sales of our Identity Theft Shield Membership during year 2006.

Associate services revenue decreased 7% from $29.0 million for 2005 to $26.9 million during 2006 primarily as a result of fewer associates recruited. The *eService* fees totaled $12.8 million during 2006 compared to $10.8 million for 2005, an increase of 18%. We recognized revenue from associate fees of approximately $10.6 million during 2006 compared to $13.9 million during 2005, a decrease of 24%. New associates typically pay a fee ranging from $49 to $249, depending on special promotions we implement from time to time. Although the new enrollments of sales associates decreased 29% during 2006 to 172,999 from 242,223 for 2005, the average associate fee paid during 2006 was $49.69 compared to $56.61 for 2005, a decrease of 12%. Future revenues from associate services will depend primarily on the number of new associates enrolled, the price charged for new associates and the number who choose to participate in our *eService* program, but we expect that such revenues will continue to be largely offset by the direct and indirect cost to us of training, providing associate services and other direct marketing expenses.

Other revenue decreased 4%, from $5.2 million to $5.0 million primarily due to the decrease in revenue recognized from Membership enrollment fees.

Primarily as a result of the increase in Membership fees, total revenues increased to $444.0 million for 2006 from $423.4 million during 2005, an increase of 5%.

Membership benefits, which primarily represent payments to provider law firms and Kroll, totaled $145.8 million for 2006 compared to $137.2 million for 2005 and represented 35% of Membership fees for both years. This Membership benefits ratio (Membership benefits as a percentage of Membership fees) should remain near current levels as substantially all active Memberships provide for a capitated benefit in the absence of any changes in the capitated benefit level, which has not changed significantly since 1993. However, since the benefit ratio of the IDT Memberships is higher than the legal Memberships, we expect the benefits ratio to increase above 35% if we continue to increase the IDT Membership base and revenues.

Commissions to associates decreased 10% from $141.6 million for 2005 to $126.8 million for 2006, and represented 36% and 31% of Membership fees for such years. Commissions to associates are primarily dependent on the number of new Memberships sold during a period and the average fee of those Memberships. New Memberships sold during 2006 totaled 612,726, a 13% decrease from the 700,727 sold during 2005, and the "add-on" IDT Membership sales which are not included in these totals decreased 12% to 389,157 for 2006 from 441,108 for 2005. Our average Annual Membership fee written during 2006 increased 2% to $328.36 from $322.04 for 2005. The decrease in the number of new Memberships sold during 2006 was more than offset by the increase in the average Annual Membership fee and resulted in a 6% increase in the Membership Fees written.

Associate services and direct marketing expenses decreased to $29.5 million for 2006 from $30.5 million for 2005. Training fees and bonuses incurred were approximately $4.2 million during 2006 compared to $4.8

million in 2005. We also had a $1.2 million decrease in Players Club costs, a $770,000 decrease in new associate fulfillment costs and a $1.5 million decrease in the cost of supplies. These decreases were partially offset by the $3.5 million increase in direct marketing and marketing services costs. Training fees and bonuses are affected by the number of new sales associates that successfully meet the qualification criteria established by us, i.e. more training bonuses will be paid when a higher number of new sales associates meet such criteria. These expenses include the costs of providing associate services and marketing expenses as discussed under *Member and Associate Costs*.

General and administrative expenses during 2006 and 2005 were $50.1 million and $49.0 million, respectively, and represented 12.1% and 12.6%, respectively, of Membership fees for such years. Increases in the 2006 period were attributable primarily to higher employee costs.

Other expenses, net, which includes depreciation and amortization, litigation accruals, premium taxes and interest expense reduced by interest income, increased 17% to $12.2 million for 2006 from $10.5 million for 2005. Depreciation and amortization increased to $8.3 million for 2006 from $7.5 million for 2005. Litigation accruals have been reduced $710,000 and $303,000 during 2006 and 2005, respectively. Premium taxes decreased from $2.1 million for 2005 to $1.8 million for 2006 due to certain premiums no longer being subject to premium taxes. Interest expense increased to $5.7 million for 2006 compared to $2.7 million for the prior year. Interest income increased to $2.9 million for 2006 from $1.5 million for 2005.

The provision for income taxes increased during 2006 to $27.9 million compared to $18.9 million for 2005, representing 35.0% and 34.5%, respectively, of income before income taxes.

Comparison of 2005 to 2004

Net income for 2005 decreased 12% to $35.8 million from $40.8 million for 2004. Diluted earnings per share for 2005 decreased 8% to $2.29 per share from $2.48 per share for the prior year due to decreased net income of 12% and an approximate 5% decrease in the weighted average number of outstanding shares. Membership revenues for 2005 were up 10% to $389.3 million from $355.5 million for the prior year marking the thirteenth consecutive year of increased Membership revenue.

Membership fees and their impact on total revenues in any period are determined directly by the number of active Memberships in force during any such period. The active Memberships in force are determined by both the number of new Memberships sold in any period together with the renewal rate of existing Memberships. New Membership sales increased 12% during 2005 to 700,727 from 624,525 during 2004. At December 31, 2005, there were 1,542,789 active Memberships in force compared to 1,451,700 at December 31, 2004, an increase of 6%. Additionally, the average annual fee per Membership has increased from $274 for all Memberships in force at December 31, 2004 to $287 for all Memberships in force at December 31, 2005, a 5% increase, primarily as a result of increased sales of our Identity Theft Shield Membership during year 2005.

Associate services revenue increased 16% from $24.9 million for 2004 to $29.0 million during 2005 primarily as a result of more associates enrolling in the *eService* program. The *eService* fees totaled $10.8 million during 2005 compared to $7.6 million for 2004, an increase of 42%. We recognized revenue from associate fees of approximately $13.9 million during 2005 compared to $14.6 million during 2004, a decrease of 5%. New associates typically pay a fee ranging from $49 to $249, depending on special promotions we implement from time to time. Although the new enrollments of sales associates increased 125% during 2005 to 242,223 from 107,552 for 2004, the average associate fee paid during 2005 was $56.61 compared to $142.49 for 2004, a decrease of 60%.

Other revenue decreased 7%, from $5.6 million to $5.2 million primarily due to the decrease in revenue recognized from Membership enrollment fees.

Primarily as a result of the increase in Membership fees, total revenues increased to $423.4 million for 2005 from $385.9 million during 2004, an increase of 10%.

Membership benefits, which primarily represent payments to provider law firms and Kroll, totaled $137.2 million for 2005 compared to $122.3 million for 2004, and represented 35% of Membership fees for 2005 and 34% for 2004.

Commissions to associates increased 19% from $118.8 million for 2004 to $141.6 million for 2005, and represented 33% and 36% of Membership fees for such years. Commissions to associates are primarily dependent on the number of new Memberships sold during a period and the average fee of those Memberships. New Memberships sold during 2005 totaled 700,727, a 12% increase from the 624,525 sold during 2004, but the "add-on" IDT Membership sales are not included in these totals and have increased 31% to 441,108 for 2005 from 335,792 for 2004 which increased our average Annual Membership fee 6% to $322.04 for 2005 from $303.36 for 2004. The increase in the number of new Memberships sold with an increase in the average Annual Membership fee resulted in a 19% increase in the Membership Fees written.

Associate services and direct marketing expenses increased to $30.5 million for 2005 from $29.3 million for 2004. Fast Start training fees and bonuses incurred were approximately $4.8 million during 2005 compared to $3.7 million in 2004. This $1.1 million increase in Fast Start training fees and bonuses, a $1.5 million increase in the cost of new Associate kits, a $1.4 million increase in direct marketing and marketing services costs, and a $150,000 increase in Players Club and supply costs was partially offset by a $1.0 million decrease in promotional bonuses and management team overrides and a $2.0 million decrease in amortization of deferred associate cost and other costs. The Fast Start training fees and bonuses are affected by the number of new sales associates that attend Fast Start class and successfully meet the qualification criteria established by us, i.e. more training bonuses will be paid when a higher number of new sales associates meet such criteria. These expenses include the costs of providing associate services and marketing expenses as discussed under *Member and Associate Costs*.

General and administrative expenses during 2005 and 2004 were $49.0 million and $43.7 million, respectively, and represented 12.6% and 12.3%, respectively, of Membership fees for such years. Increases in the 2005 period were attributable primarily to increases in printing and fulfillment costs associated with our new Membership kit, higher employee costs, bank services charges and Sarbanes Oxley compliance costs.

Other expenses, net, which includes depreciation and amortization, litigation accruals, premium taxes and interest expense reduced by interest income, increased 9% to $10.5 million for 2005 from $9.6 million for 2004. Depreciation and amortization decreased to $7.5 million for 2005 from $7.7 million for 2004. Litigation accruals have been reduced $303,000 and $121,000 during 2005 and 2004, respectively. Premium taxes increased from $1.7 million for 2004 to $2.1 million for 2005 due to increased revenues in the states in which we pay premium taxes. Interest expense increased to $2.7 million for 2005 compared to $2.0 million for the prior year. Interest income decreased to $1.5 million for 2005 from $1.7 million for 2004.

The provision for income taxes decreased during 2005 to $18.9 million compared to $21.5 million for 2004, representing 34.5% of income before income taxes for both years.

Liquidity and Capital Resources

The number of active Memberships in force and the average monthly fee will directly determine Membership fees collected and their contribution to cash flow from operations during any period. Cash receipts from associate services are directly impacted by the number of new sales associates enrolled and the price of entry during the period, the number of associates subscribing to our *eService* offering and the amount of sales tools purchased by the sales force.

The cash outlay related to Membership benefits is directly impacted by the number of active Memberships and the contractual rate that exists between us and our benefits providers. Commissions paid to associates are primarily dependent on the number and price of new Memberships sold during a period and any special incentives that may be in place during the period. Cash requirements related to associate services and direct marketing activities are directly impacted by the number of new associates enrolled during a period due to the cost of materials provided to such new associates, the number of associates subscribing to our *eService* offering, the amount of sales tools purchased by the sales force as well as the number of those associates who successfully meet the CFT training and incentive award program qualifications.

Membership revenues are more than sufficient to fund the cash requirements for membership benefits (at approximately 34%-35% of Membership revenues), commissions (ranging from 31% to 39% of Membership revenues) and general and administrative expense (at approximately 12% of Membership revenues). We have generated significant cash flow from operations before changes in assets and liabilities of approximately $61 million, $45 million and $52 million in 2006, 2005 and 2004, respectively. As discussed below, we have used a significant portion of our cash flow to repurchase shares of our stock in the open market. Cash flow from operations could be reduced if we experienced significant growth in new members because of the negative cash flow characteristics of our commission advance policies discussed above.

As a result of our ability to generate cash flow from operations, including in periods of Membership growth, we have not historically been dependent on, and do not expect to need in the future, external sources of financing from the sale of securities or from bank borrowings to fund our basic business operations. However, as described below, during the last three years, we incurred debt for limited and specific purposes to permit us to construct a new corporate headquarters, purchase equipment and to accelerate our treasury stock purchase program.

General

Consolidated net cash provided by operating activities before changes in assets and liabilities was $60.8 million, $45.4 million and $51.7 million for 2006, 2005 and 2004, respectively. Consolidated net cash provided by operating activities was $54.4 million, $50.1 million and $47.3 million for 2006, 2005 and 2004, respectively. Cash provided by operating activities increased $4.3 million during 2006 compared to 2005 primarily due to a $16.0 million increase in net income partially offset by the $8.8 million change in accounts payable and accrued expenses and the $3.0 million change in deferred revenue and fees.

Net cash used in investing activities was $52.6 million, $15.5 million and $11.3 million for 2006, 2005 and 2004, respectively. In addition to capital expenditures of $9.0 million, $14.8 million and $10.9 million during 2006, 2005 and 2004, respectively, our purchases of available-for-sale investments exceeded the maturities and sales of such investments by $43.7 million, $767,000 and $443,000 in 2006, 2005 and 2004, respectively.

Net cash used in financing activities was $23.7 million, $26.6 million and $31.4 million for 2006, 2005 and 2004, respectively. This $2.9 million change during 2006 was primarily comprised of a $71.2 million increase in proceeds from issuance of debt and a $7.8 million decrease in dividends paid partially offset by the $61.8 million increase in purchases of treasury stock, an $11.1 million increase in repayment of debt and a $4.0 million decrease in proceeds from sale of common stock on exercise of options.

We had a consolidated working capital surplus of $17.9 million at December 31, 2006, an increase of $21.0 million compared to a consolidated working capital deficit of $3.1 million at December 31, 2005. The increase was primarily due to the $35.5 million increase in current available-for-sale investments (representing in substantial part temporary investments of unexpended proceeds from our Wells Fargo loan described below), the $5.5 million decrease in accounts payable and accrued expenses and the $4.6 million decrease in dividends payable partially offset by the $21.9 million decrease in cash and cash equivalents and the $3.2 million increase in the current portion of notes payable. The $17.9 million working capital surplus at December 31, 2006 would have been $28.0 million in excess working capital excluding the $10.2 million of current portion of deferred revenue and fees in excess of the current portion of deferred member and associate service costs. These amounts will be eliminated by the passage of time without the utilization of other current assets or us incurring other current liabilities. Additionally, at the current rate of cash flow provided by operations ($54.4 million during 2006), we do not expect any difficulty in meeting our financial obligations in the short term or the long term.

We generally advance significant commissions to associates at the time a Membership is sold. We expense these advances ratably over the first month of the related Membership. During 2006, we paid advance commissions to associates of $121.7 million on new Membership sales compared to $142.5 million for 2005. Since approximately 95% of Membership fees are collected on a monthly basis, a significant cash flow deficit is created on a per Membership basis at the time a Membership is sold. Since there are no further commissions paid on a

Membership during the advance period, we typically derive significant positive cash flow from the Membership over its remaining life. See *Commissions to Associates* above for additional information on advance commissions.

We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 12 million shares during subsequent board meetings. At December 31, 2006, we had purchased 11.4 million treasury shares under these authorizations for $296.0 million, an average price of $26.02 per share, including $73.4 million of purchases in 2006. Treasury stock purchases will be made at prices that are considered attractive by management and at such times that management believes will not unduly impact our liquidity, however, due to restrictions contained in our debt agreements with lenders, we are limited in our treasury stock purchases. At December 31, 2006, we had approximately $32 million availability under existing bank covenant restrictions to purchase additional treasury shares. No time limit has been set for completion of the treasury stock purchase program. Given the current interest rate environment, the nature of other investments available and our expected cash flows, management believes that purchasing treasury shares enhances shareholder value. We expect to continue our treasury stock program. From time to time, we evaluate alternative sources of financing to continue or accelerate this program.

We believe that we have significant ability to finance expected future growth in Membership sales based on our existing amount of cash and cash equivalents and unpledged investments at December 31, 2006 of $81.8 million. We expect to maintain cash and cash equivalents and investment balances on an on-going basis of approximately $20 million to $30 million in order to meet expected working capital needs and regulatory capital requirements. Balances in excess of this amount would be used for discretionary purposes such as treasury stock purchases, dividends, and advance repayment of debt subject to the restrictions contained in our debt agreements.,

As more fully discussed in Item 2 - Description of Property, we completed a new office complex during 2004 containing approximately 170,000 square feet of office space constructed on approximately 87 acres contributed to us by the City of Ada in 2001 as part of an economic development incentive package. Costs incurred of approximately $34.1 million, including $706,000 in capitalized interest costs, have been paid from existing resources and proceeds from a $20 million line of credit for the new office construction.

On June 23, 2006, we received $80 million of senior, secured financing (the "Senior Loan") from Wells Fargo Foothill, Inc. ("Wells Fargo") consisting of a $75 million five year term loan facility (the "Term Facility") and a $5 million five year revolving credit facility (the "Revolving Facility"). At December 31, 2006, we have the full Revolving Facility available to us. After payment of an origination fee of 1%, lender costs and retirement of $15.3 million of existing bank indebtedness, the net proceeds of the Term Facility we received were $58.8 million. During the six months ended December 31, 2006, we used a portion of the net proceeds to purchase 888,761 shares of treasury stock at a cost of $35.9 million, or an average price of $40.34 per share. The remaining proceeds will be used primarily to fund further share repurchases.

The Term Facility was fully funded on June 23, 2006 and provides for a five-year maturity and amortizes in monthly installments of $1.25 million commencing August 1, 2006, with interest on the outstanding balances under the Term Facility and the Revolving Facility payable, at our option, at a rate equal to Wells Fargo base rate plus 150 basis points or at the LIBOR plus 250 basis points. The interest rate at December 31, 2006 was 7.85%. We are also obligated to make additional quarterly payments equal to 50% of our "excess cash flow" (as defined in the Senior Loan agreement) if our Leverage Ratio is greater than or equal to 1 to 1 at the end of a quarter. We expect to be able to repay the facilities with cash flow from operations. We have the right to prepay the Term Facility in whole or in part, subject to a prepayment premium of 1% in the first year, 0.5% in the second year and none thereafter, with a reduction of 50% of the prepayment premium if the prepayment is from the proceeds of another loan provided by Wells Fargo.

The Senior Loan is guaranteed by our non-regulated subsidiaries and is secured by all of our tangible and intangible personal property (other than aircraft), including stock in all of our direct subsidiaries, and a mortgage on a building we recently acquired in Duncan, Oklahoma and remodeled to relocate and expand our existing customer service facility in Duncan.. In addition to customary covenants for loans of a similar type, the principal covenants for the Senior Loan are:

- a limitation on incurring any indebtedness in excess of the remaining existing bank indebtedness outstanding and $2.3 million in permitted capitalized leases or purchase money debt;
- a limitation on our ability to pay dividends or make stock purchases, other than with the net proceeds of the Term Loan, unless we meet certain cash flow tests;
- a prohibition on prepayment of other debt;
- a requirement to maintain consolidated EBITDA for the twelve month period ending December 31, 2006 and each quarter thereafter of at least $80 million ($75 million for us and our top tier direct subsidiaries);
- a requirement to maintain a quarterly fixed charge coverage ratio (EBITDA (with certain adjustments) divided by the sum of interest expense, income taxes and scheduled principal payments) of at least 1.1 to 1;
- a requirement to maintain at least 1.3 million members; and
- a requirement to maintain a Leverage Ratio (funded indebtedness as of the end of each quarter divided by EBITDA for the trailing twelve months) of no more than 1.5 to 1.

We were in compliance with these covenants at December 31, 2006.

In addition to customary events of default, it is an event of default if Harland Stonecipher ceases to be our Chairman and Chief Executive Officer for a period of 120 days unless replaced with a person approved by Wells Fargo.

We used the proceeds of the Term Facility to repay in full the $5.3 remaining balance of our existing stock loan with Bank of Oklahoma, N.A., First United Bank and Trust and Comerica Bank, which was originated in 2003 and the $10 million we borrowed from Bank of Oklahoma, N. A. earlier in June 2006. The related loan agreements were thereby terminated and the associated collateral was released. As a part of the transaction, we also amended our existing $20 million real estate loan which we incurred in 2002 to finance our new headquarters building in Ada, Oklahoma to extend the final maturity from September 2008 to August 2011. This loan, with interest at the 30 day LIBOR rate plus 2.25%, adjusted monthly, remains secured by a mortgage on our headquarters, but the additional security interest in our membership contracts was released. The interest rate at December 31, 2006 was 7.60%. We will continue to be required to make the same monthly payments on this loan of $191,000 plus interest with the balance of approximately $2.3 million due at maturity. The real estate loan was also amended to conform the financial covenants to those under the new Senior Loan.

Our $11.5 million aircraft loan was fully funded in November 2005 with interest payable monthly at the 30 day LIBOR rate plus 1.75%, adjusted monthly, and requires monthly principal installments of $96,000 which began December 31, 2005 with the remaining balance payable in a final installment due November 30, 2012. The interest rate at December 31, 2006 was 7.10%. The loan is collateralized by the aircraft purchased. In addition to customary events of default, if Harland C. Stonecipher ceases to be our Chief Executive Officer for a period of 90 consecutive days an event of default will occur.

Parent Company Funding and Dividends

Although we are the operating entity in many jurisdictions, our subsidiaries serve as operating companies in various states that regulate Memberships as insurance or specialized legal expense products. The most significant of these wholly owned subsidiaries are PPLCI, PPLSIF and LSPV. The ability of these subsidiaries to provide funds to us is subject to a number of restrictions under various insurance laws in the jurisdictions in which they conduct business, including limitations on the amount of dividends and management fees that may be paid and requirements to maintain specified levels of capital and reserves. In addition PPLCI will be required to maintain its stockholders' equity at levels sufficient to satisfy various state or provincial regulatory requirements, the most restrictive of which is currently $3 million. Additional capital requirements of PPLCI, PPLSIF or LSPV, or any of our regulated subsidiaries, will be funded by us in the form of capital contributions or surplus debentures. During February 2004, we made a capital contribution to a wholly-owned subsidiary of PPLCI, Pre-Paid Legal Services of Tennessee, Inc. in the amount of $600,000. At January 1, 2007, neither PPLCI nor PPLSIF had funds available for payment of substantial dividends without the prior approval of the insurance commissioner. While PPLCI had surplus funds available for payment of an ordinary dividend, no such dividend was declared or paid during 2004.

At January 1, 2007 LSPV had approximately $1.6 million available for payment of an ordinary dividend. At December 31, 2006 the amount of restricted net assets of consolidated subsidiaries was $22.6 million, representing amounts that may not be paid to us as dividends either under the applicable regulations or without regulatory approval.

Contractual Obligations

The following table reflects our contractual obligations as of December 31, 2006.

Contractual Obligations	Payments Due by Period (In Thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 91,970	$ 18,437	$ 36,874	$ 32,148	$ 4,511
Purchase obligations (1)	22,774	5,815	5,864	897	198
Capital leases	2,231	420	162	162	1,487
Deferred compensation plan	5,207	–	–	–	5,207
Operating leases	576	144	142	60	230
Total (2)	$ 112,758	$ 24,816	$ 43,042	$ 33,267	$ 11,633

(1) Includes contractual commitments pursuant to executory contracts for products and services such as voice and data services and contractual obligations related to future Company events such as hotel room blocks, meeting space and food and beverage guarantees. We expect to receive proceeds from such future events and reimbursement from provider law firms for certain voice and data services that will partially offset these obligations.

(2) Does not include commitments for attorney provider payments, commissions, etc. which are expected to remain in existence for several years but as to which our obligations vary directly either based on Membership revenues or new Memberships sold and are not readily estimable.

Forward-Looking Statements

All statements in this report other than purely historical information, including but not limited to, statements relating to our future plans and objectives, expected operating results and the assumptions on which such forward-looking statements are based, constitute "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are based on our historical operating trends and financial condition as of December 31, 2006 and other information currently available to management. We caution that the Forward-Looking Statements are subject to all the risks and uncertainties incident to our business, including but not limited to risks described below. Moreover, we may make acquisitions or dispositions of assets or businesses, enter into new marketing arrangements or enter into financing transactions. None of these can be predicted with certainty and, accordingly, are not taken into consideration in any of the Forward-Looking Statements made herein. For all of the foregoing reasons, actual results may vary materially from the Forward-Looking Statements. We assume no obligation to update the Forward-Looking Statements to reflect events or circumstances occurring after the date of the statement.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Disclosures About Market Risk

Our consolidated balance sheets include a certain amount of assets and liabilities whose fair values are subject to market risk. Due to our significant investment in fixed-maturity investments, interest rate risk represents the largest market risk factor affecting our consolidated financial position. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, liquidity of the instrument and other general market conditions.

As of December 31, 2006, substantially all of our investments were in investment grade (rated Baa or higher) fixed-maturity investments and interest-bearing money market accounts including certificates of deposit, auction rate securities and EURO deposits. We do not hold any investments classified as trading account assets or derivative financial instruments.

The table below summarizes the estimated effects of hypothetical increases and decreases in interest rates on our fixed-maturity investment portfolio. It is assumed that the changes occur immediately and uniformly, with no effect given to any steps that management might take to counteract that change.

The hypothetical changes in market interest rates reflect what could be deemed best and worst case scenarios. The fair values shown in the following table are based on contractual maturities. Significant variations in market interest rates could produce changes in the timing of repayments due to prepayment options available. The fair value of such instruments could be affected and, therefore, actual results might differ from those reflected in the following table:

	Fair value	Hypothetical change in interest rate (bp = basis points)	Estimated fair value after hypothetical change in interest rate
		(Dollars in thousands)	
Fixed-maturity investments at December 31, 2006 (1)	$ 31,420	100 bp increase	$ 30,170
		200 bp increase	28,975
		50 bp decrease	31,965
		100 bp decrease	32,568
Fixed-maturity investments at December 31, 2005 (1)	$ 27,541	100 bp increase	$ 26,129
		200 bp increase	24,809
		50 bp decrease	27,723
		100 bp decrease	28,613

(1) Excluding short-term investments with a fair value of $42.4 million (Certificates of deposit, auction rate securities and EURO deposits) and $2.6 million at December 31, 2006 and 2005, respectively.

The table above illustrates, for example, that an instantaneous 200 basis point increase in market interest rates at December 31, 2006 would reduce the estimated fair value of our fixed-maturity investments by approximately $2.4 million at that date. At December 31, 2005, and based on the fair value of fixed-maturity investments of $27.5 million, an instantaneous 200 basis point increase in market interest rates would have reduced the estimated fair value of our fixed-maturity investments by approximately $2.7 million at that date. The definitive extent of the interest rate risk is not quantifiable or predictable due to the variability of future interest rates, but we do not believe such risk is material.

We primarily manage our exposure to interest rate risk by purchasing investments that can be readily liquidated should the interest rate environment begin to significantly change.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. As of December 31, 2006, we had $92.0 million in notes payable outstanding at interest rates indexed to the 30 day LIBOR rate that exposes it to the risk of increased interest costs if interest rates rise. Assuming a 100 basis point increase in interest rates on the floating rate debt, interest expense would increase by approximately $920,000. As of December 31, 2006, we had not entered into any interest rate swap agreements with respect to the term loans.

Foreign Currency Exchange Rate Risk

Although we are exposed to foreign currency exchange rate risk inherent in revenues, net income and assets and liabilities denominated in Canadian dollars, the potential change in foreign currency exchange rates is not a substantial risk, as less than 2% of our revenues are derived outside of the United States.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

PRE-PAID LEGAL SERVICES, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(All other schedules have been omitted since the required information is not applicable or because the information is included in the consolidated financial statements or the notes thereon.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pre-Paid Legal Services, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting, that Pre-Paid Legal Services, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Management of the Company is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2006 and our report dated February 27, 2007 expressed an unqualified opinion on those financial statements.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Pre-Paid Legal Services, Inc.

We have audited the accompanying consolidated balance sheets of Pre-Paid Legal Services, Inc. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pre-Paid Legal Services, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule I as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma
February 27, 2007

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, our management has conducted an assessment, including testing, using the criteria in *Internal Control–Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the assessment, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2006, based on criteria in *Internal Control–Integrated Framework* issued by COSO. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts and shares in 000's, except par values)

ASSETS

	December 31, 2006	December 31, 2005
Current assets:		
Cash and cash equivalents	$ 12,031	$ 33,957
Available-for-sale investments, at fair value	42,275	6,742
Membership fees receivable	5,518	5,395
Inventories	1,337	1,717
Refundable income taxes	653	–
Deferred member and associate service costs	15,879	16,210
Deferred income taxes	4,235	4,894
Other assets	6,404	5,236
Total current assets	88,332	74,151
Available-for-sale investments, at fair value	27,461	19,213
Investments pledged	4,145	4,307
Property and equipment, net	59,643	58,947
Deferred member and associate service costs	2,636	3,003
Other assets	6,330	5,244
Total assets	$ 188,547	$ 164,865

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current liabilities:		
Membership benefits	$ 11,995	$ 11,638
Deferred revenue and fees	26,040	26,287
Current portion of capital leases payable	340	321
Current portion of notes payable	18,437	15,250
Common stock dividends payable	–	4,643
Accounts payable and accrued expenses	13,645	19,095
Total current liabilities	70,457	77,234
Capital leases payable	957	1,296
Notes payable	73,533	23,220
Deferred revenue and fees	2,636	3,007
Deferred income taxes	4,897	4,782
Other non-current liabilities	5,207	3,932
Total liabilities	157,687	113,471
Stockholders' equity:		
Common stock, $.01 par value; 100,000 shares authorized; 18,488 and 20,326 issued at December 31, 2006 and 2005, respectively	185	203
Retained earnings	129,413	149,832
Accumulated other comprehensive income	290	387
Treasury stock, at cost; 4,852 shares held at December 31, 2006 and 2005, respectively	(99,028)	(99,028)
Total stockholders' equity	30,860	51,394
Total liabilities and stockholders' equity	$ 188,547	$ 164,865

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in 000's, except per share amounts)

	Year Ended December 31,		
	2006	**2005**	**2004**
Revenues:			
Membership fees	$ 412,200	$ 389,255	$ 355,461
Associate services	26,857	28,963	24,901
Other	4,967	5,162	5,575
	444,024	423,380	385,937
Costs and expenses:			
Membership benefits	145,771	137,150	122,280
Commissions	126,762	141,631	118,757
Associate services and direct marketing	29,493	30,453	29,325
General and administrative	50,078	49,015	43,742
Other, net	12,232	10,456	9,578
	364,336	368,705	323,682
Income before income taxes	79,688	54,675	62,255
Provision for income taxes	27,890	18,863	21,478
Net income	$ 51,798	$ 35,812	$ 40,777
Basic earnings per common share	$ 3.54	$ 2.31	$ 2.50
Diluted earnings per common share	$ 3.51	$ 2.29	$ 2.48
Dividends declared per common share	$ –	$ .60	$ .50

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in 000's)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 51,798	$ 35,812	$ 40,777
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for deferred income taxes	774	912	2,197
Depreciation and amortization	8,260	7,489	7,709
Tax benefit on exercise of stock options	–	1,221	775
Compensation expense relating to contribution of stock to ESOP	–	–	231
Cash provided by operating activities before changes in assets and liabilities	60,832	45,434	51,689
Increase in accrued Membership fees receivable	(123)	(434)	(386)
Decrease (increase) decrease in inventories	380	(94)	(766)
(Increase) decrease in refundable income taxes	(653)	1,241	(910)
Decrease (increase) in deferred member and associate service costs	698	(1,213)	(1,410)
Increase in other assets	(2,254)	(2,914)	(2,431)
Increase in Membership benefits	357	1,298	1,051
(Decrease) increase in deferred revenue and fees	(618)	2,348	(147)
Increase in other non-current liabilities	1,275	1,138	1,349
(Decrease) increase in accounts payable and accrued expenses	(5,509)	3,327	(776)
Net cash provided by operating activities	54,385	50,131	47,263
Cash flows from investing activities:			
Additions to property and equipment	(8,956)	(14,778)	(10,879)
Purchases of investments – available-for-sale	(179,799)	(18,312)	(24,135)
Maturities and sales of investments – available-for-sale	136,142	17,545	23,692
Net cash used in investing activities	(52,613)	(15,545)	(11,322)
Cash flows from financing activities:			
Proceeds from issuance of debt	85,000	13,829	19,000
Repayments of debt	(31,500)	(20,445)	(17,335)
Proceeds from exercise of stock options	485	4,439	5,176
Tax benefit on exercise of stock options	703	–	–
Purchases of treasury stock	(73,423)	(11,673)	(37,461)
Decrease in capital lease obligations	(320)	(339)	(808)
Dividends paid	(4,643)	(12,412)	–
Net cash used in financing activities	(23,698)	(26,601)	(31,428)
Net increase in cash and cash equivalents	(21,926)	7,985	4,513
Cash and cash equivalents at beginning of year	33,957	25,972	21,459
Cash and cash equivalents at end of year	$ 12,031	$ 33,957	$ 25,972
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amount capitalized	$ 5,540	$ 2,432	$ 1,752
Cash paid for income taxes	$ 28,780	$ 13,350	$ 19,429
Non-cash activities – cash dividends declared but not paid	$ –	$ 4,643	$ 7,796
Non-cash activities – capital lease obligations incurred	$ –	$ –	$ 1,058
Non-cash activities – asset additions due to trade-in allowance	$ –	$ 426	$ –
Purchases of treasury stock pursuant to tender offer	$ 6,584	$ –	$ –

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts and shares in 000's, except dividend rates and par values)

	Common Stock		Retained	Accum.	Treasury Stock		
	Shares	Amount	Earnings	OCI[1]	Shares	Amount	Total
January 1, 2004	21,674	$ 217	$ 127,576	$ 809	4,852	$ (99,028)	$ 29,574
Contributed to Company's ESOP plan	10	–	231	–	–	–	231
Exercise of stock options and other	234	2	5,174	–	–	–	5,176
Income tax benefit related to exercise of stock options	–	–	775	–	–	–	775
Net income	–	–	40,777	–	–	–	40,777
Other comprehensive income	–	–	–	171	–	–	171
Treasury shares purchased	–	–	–	–	1,453	(37,461)	(37,461)
Treasury shares retired	(1,453)	(14)	(37,447)	–	(1,453)	37,461	–
Common stock dividends incurred	–	–	(7,796)	–	–	–	(7,796)
December 31, 2004	20,465	205	129,290	980	4,852	(99,028)	31,447
Exercise of stock options and other	197	1	4,438	–	–	–	4,439
Income tax benefit related to exercise of stock options	–	–	1,221	–	–	–	1,221
Net income	–	–	35,812	–	–	–	35,812
Other comprehensive income	–	–	–	(593)	–	–	(593)
Treasury shares purchased	–	–	–	–	336	(11,673)	(11,673)
Treasury shares retired	(336)	(3)	(11,670)	–	(336)	11,673	–
Common stock dividends incurred	–	–	(9,259)	–	–	–	(9,259)
December 31, 2005	20,326	203	149,832	387	4,852	(99,028)	51,394
Exercise of stock options and other	121	1	484	–	–	–	485
Income tax benefit related to exercise of stock options	–	–	703	–	–	–	703
Net income	–	–	51,798	–	–	–	51,798
Other comprehensive income	–	–	–	(97)	–	–	(97)
Treasury shares purchased	–	–	–	–	1,959	(73,423)	(73,423)
Treasury shares retired	(1,959)	(19)	(73,404)	–	(1,959)	73,423	–
December 31, 2006	18,488	$ 185	$ 129,413	$ 290	4,852	$ (99,028)	$ 30,860

(1) Other Comprehensive Income	**Year Ended December 31,**		
	2006	**2005**	**2004**
Net income	$ 51,798	$ 35,812	$ 40,777
Other comprehensive income, net of tax:			
Foreign currency translation adjustment	(59)	100	153
Unrealized (losses) gains on investments:			
Unrealized holding (losses) gains arising during period	(14)	(871)	116
Less: reclassification adjustment for losses (gains) included in net income	(24)	178	(98)
	(38)	(693)	18
Other comprehensive income, net of income taxes of $(24), $(443) and $12 in 2006, 2005 and 2004, respectively	(97)	(593)	171
Comprehensive income	$ 51,701	$ 35,219	$ 40,948

The accompanying notes are an integral part of these financial statements.

PRE-PAID LEGAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Except for per share amounts, dollar amounts in tables are in thousands unless otherwise indicated)

Note 1 - Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Pre-Paid Legal Services, Inc. (the "Parent") and subsidiaries (collectively, the "Company") develops and markets legal service plans (referred to as "Memberships"). The Memberships sold by us allow members to access legal services through a network of independent law firms ("provider law firms") under contract with us. During the third quarter of 2003, we began offering our Identity Theft Shield to new and existing members at $9.95 per month if added to a legal service Membership or it may be purchased separately for $12.95 per month. The nationwide provider of the Identity Theft Shield benefits and the Provider law firms are paid a fixed fee on a capitated basis to render services to plan members residing within the state or province in which the provider law firm is licensed to practice. Because the fixed fee payments by us to benefit providers do not vary based on the type and amount of benefits utilized by the member, this capitated arrangement provides significant advantages to us in managing claims risk. At December 31, 2006, Memberships subject to the capitated benefit provider arrangement comprised approximately 99% of our active Memberships. The remaining Memberships, approximately 1%, were primarily sold prior to 1987 and allow members to locate their own lawyer to provide legal services available under the Membership with the member's lawyer being reimbursed for services rendered based on usual, reasonable and customary fees. Memberships are generally guaranteed renewable and Membership fees are principally collected on a monthly basis, although approximately 5% of Members have elected to pay their fees in advance on an annual or semi-annual basis. At December 31, 2006, we had 1,538,740 Memberships in force with members in all 50 states, the District of Columbia and the Canadian provinces of Ontario, British Columbia, Alberta and Manitoba. Approximately 90% of the Memberships were in 29 states and provinces. The Memberships are marketed by an independent sales force referred to as "associates."

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") which vary in some respects from statutory accounting principles used when reporting to state insurance regulatory authorities.

Principles of Consolidation

The consolidated financial statements include our accounts and our wholly owned subsidiaries, as well as those of PPL Agency, Inc. (See Note 10 for additional information regarding PPL Agency, Inc.). Our primary subsidiaries include Pre-Paid Legal Casualty, Inc. ("PPLCI") and Pre-Paid Legal Services, Inc. of Florida ("PPLSIF"). All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The financial results of our Canadian operations are measured in local currency and then translated into U.S. dollars. All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Our financial instruments consist primarily of cash, certificates of deposit, short-term investments, debt and equity securities, Membership fees receivable, Membership benefits payable, notes payable and accounts payable and accrued expenses. Fair value estimates have been determined by us, using available market information and appropriate valuation methodologies. The carrying value of cash, certificates of deposit, Membership fees receivable, Membership benefits payable and accounts payable and accrued expenses are considered to be representative of their respective fair value, due to the short term nature of these instruments. The carrying value of notes payable is considered to be representative of their respective fair value, due to the variable interest rate feature of such notes. The fair value disclosures relating to debt and equity securities are presented in Note 2.

Cash and Cash Equivalents

We consider all highly liquid unpledged investments with maturities of three months or less at time of acquisition to be cash equivalents. We place our temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk on cash and cash equivalents.,

Investments

We classify our investments held as available-for-sale and account for them at fair value with unrealized gains and losses, net of taxes, excluded from earnings and reported as other comprehensive income. We classify available-for-sale securities as current if we expect to sell the securities within one year, or if we intend to utilize the securities for current operations. All other available-for-sale securities are classified as non-current.

All investment securities are adjusted for amortization of premiums and accretion of discounts. Amortization of premiums and accretion of discounts are recorded to income over the contractual maturity or estimated life of the individual investment on the level yield method. Gain or loss on sale of investments is based upon the specific identification method. Income earned on our investments in certain state and political subdivision debt instruments is not generally taxable for federal income tax purposes.

Membership fees receivable

Our Membership fees receivable consists of amounts due from members for services provided pursuant to their Membership contract. Membership fees are principally collected on a monthly basis. Membership fees receivable is a result of a portion of members, mostly group members, who pay their Membership fees in arrears and are recorded at amounts due under the terms of the Membership agreement. An allowance for doubtful accounts is not necessary as the recorded amount is adjusted to net realizable value at period-end based on our historical experience and the short period of time after period-end in which the accounts will be collected.

Inventories

Inventories include the cost of materials and packaging and are stated at the lower of cost or market.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives of the related assets or the period of the lease, whichever is shorter. Maintenance and repairs are expensed as incurred and renewals and betterments are capitalized. Interest cost incurred during the construction period of major facilities is capitalized. The capitalized interest is recognized as part of the asset to which it relates and is amortized over the asset's estimated useful life.

Revenue recognition - Membership and Associate Fees

Our principal revenues are derived from Membership fees, most of which are collected on a monthly basis. Memberships are generally guaranteed renewable and non-cancelable except for fraud, non-payment of Membership fees or upon written request. Membership fees are recognized in income ratably over the related service period in accordance with Membership terms, which generally require the holder of the Membership to remit fees on an annual, semi-annual or monthly basis. Approximately 95% of members remit their Membership fees on a monthly basis. Approximately 75% of our Membership fees are paid in advance and, therefore, are deferred and recognized over their respective periods.

We also charge new members, who are not part of an employee group, a $10 enrollment fee. This enrollment fee and related incremental direct and origination costs of $10 for 2006 are deferred and recognized in income over the estimated life of a Membership in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). We compute the expected Membership life using more than 20 years of actuarial data. At December 31, 2006, we computed the expected Membership life to be approximately three years. If the expected Membership life were to change significantly, which management does not expect in the short term, the deferred Membership enrollment fee and related costs would be recognized over a longer or shorter period.

We derive revenues from services provided to our marketing sales force primarily from a one-time non-refundable enrollment fee from each new sales associate for which we provide initial sales and marketing supplies and enrollment services to the associate. Average enrollment fees paid by new sales associates were $50, $57 and $142 for 2006, 2005 and 2004, respectively. Revenue from, and costs of, the initial sales and marketing supplies (approximately $11) are recognized when the materials are delivered to the associates. The remaining revenues and related incremental direct and origination costs are deferred and recognized over the estimated average active service period of associates which at December 31, 2006 is estimated to be approximately five months, down slightly from six months at year end 2005. At December 31, 2006 and 2005, the deferred revenue associated with sales associate enrollment fees was $888,000 and $1.6 million, respectively, which is classified as a current liability. Management estimates the active service period of an associate periodically based on the average number of months an associate produces new Memberships including those associates that fail to write any Memberships. If the active service period of associates changes significantly, which management does not expect in the short term, the deferred revenue and related costs would be recognized over the new estimated active service period.

We also encourage participation in a field training program ("Certified Field Trainer", or "CFT") that allows an associate who successfully completes the program to advance through the various commission levels at a faster rate. Associate services revenue also includes revenue recognized on the sale of marketing supplies and promotional material to associates and includes fees related to our *eService* program for associates. The *eService* program provides subscribers Internet based back office support such as reports, on-line documents, tools, a personal e-mail account and multiple personalized web sites with "flash" movie presentations.

Member and Associate Costs

Deferred costs represent the incremental direct and origination costs we incur in enrolling new Members and new associates related to the deferred revenue discussed above, and that portion of payments made to provider law firms and associates related to deferred Membership revenue. Deferred costs for enrolling new members include the cost of the Membership kit and salary and benefit costs for employees who process Membership enrollments. Deferred costs for enrolling new associates include training and success bonuses paid to individuals involved in recruiting the associate and salary and benefit costs of employees who process associate enrollments. Such costs are deferred to the extent of the lesser of actual costs incurred or the amount of the related fee charged for such services. Deferred costs are amortized to expense over the same period as the related deferred revenue. Deferred costs that will be recognized within one year of the balance sheet date are classified as current and all remaining deferred costs are considered noncurrent. Associate related costs are reflected as associate services and direct marketing, and are expensed as incurred if not related to the deferred revenue discussed above. These costs include providing materials and services to associates, CFT bonuses, associate introduction kits, the associate incentive program, group marketing and marketing services departments (including costs of related travel, marketing events, leadership summits and international sales convention). Shipping and handling costs of $2.2 million in 2006 and $2.8 million in 2005 are primarily included in Associate services and direct marketing costs.

Membership Benefits Liability

The Membership benefits liability represents per capita amounts due the provider of Identity Theft Shield benefits and provider law firms on approximately 99% of the Memberships and claims reported but not paid and actuarially estimated claims incurred but not reported on the remaining non-provider Memberships which represent approximately 1%. We calculate the benefit liability on the non-provider Memberships based on completion factors that consider historical claims experience based on the dates that claims are incurred, reported to us and subsequently paid. Processing costs related to these claims are accrued based on an estimate of expenses to process such claims.

Income Taxes

We account for income taxes using the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are recognized in different periods in our financial statements and tax returns. In estimating future tax consequences, we generally consider all future events other than future changes in the tax law or rates that have not been enacted.

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. We record deferred tax assets related to the recognition of future tax benefits of temporary differences and net operating loss and tax credit carryforwards. To the extent that realization of such benefits is not considered more likely than not, we establish a valuation allowance to reduce such assets to the estimated realizable amount.

Commissions to Associates

Prior to March 1, 2002, we had a level Membership commission schedule of approximately 27% of Membership fees and advanced the equivalent of up to three years of commissions on new Membership sales. Effective March 1, 2002, and in order to offer additional incentives for increased Membership retention rates, we returned to a differential commission structure with rates of approximately 80% of first year Membership fees on new Memberships written and variable renewal commission rates ranging from five to 25% per annum based on the 12 month Membership retention rate of the associate's sales organization. Beginning in August 2003, we allowed the associate to choose between the level commission structure and up to three year commission advance or the differential commission structure with a one year commission advance.

We expense advance commissions ratably over the first month of the related Membership. As a result of this accounting policy, our advance commission expenses are recorded in the first month of a Membership and there is no commission expense recognized for the same Membership during the remainder of the advance period. Associates must qualify for advance commissions by writing at least three Memberships.

Long-Lived Assets

We review long-lived assets to be held and used in operations when events or changes in circumstances indicate that the assets might be impaired. The carrying value of long-lived assets is considered impaired when the identifiable undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced by disposal costs.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, Share-Based Payment ("SFAS No. 123R" or the "Statement"). This Statement is a revision of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25") and its related implementation guidance. On January 1, 2006, we adopted the provisions of SFAS No. 123R using the modified prospective method. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires entities to recognize compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation expense to be reported as financing cash flows, rather than as an operating cash flow as prescribed under the prior accounting rules. This requirement reduces net operating cash flows and increases net financing cash flows in periods after adoption. Total cash flow remains unchanged from what would have been reported under prior accounting rules.

Prior to the adoption of SFAS No. 123R, we followed the intrinsic value method in accordance with APB No. 25 to account for our equity instruments to employees. Accordingly, no compensation expense was recognized in connection with the issuance of equity instruments to employees under any of our stock option plans for periods ended prior to January 1, 2006. The adoption of SFAS No. 123R primarily resulted in a change in our method of recognizing the fair value of share-based compensation. Our adoption of SFAS No. 123R did not result in our recording compensation expense for equity instruments issued to employees, since all options had vested, no modifications were made to existing options and no new options were granted.

We did not grant any additional equity instruments to employees or modify any existing options and therefore did not recognize any share-based payments' expense from the issuance of equity instruments to employees in 2006. The options outstanding at December 31, 2005 did not affect 2006 consolidated results of operations and financial position since all option-holders were fully vested in such options at December 31, 2005.

We used the modified prospective method at the date of adoption and therefore results for 2005 and 2004 have not been restated. Had compensation expense for employee stock options granted under our stock option plans been determined based on fair value at the grant date consistent with SFAS No. 123, our net income and earnings per share for the periods would have been the pro forma amounts indicated below:

	Year Ended December 31,	
	2005	2004
Net Income:		
As reported	$ 35,812	$ 40,777
Deduct:		
Total share-based employee compensation expense determined under fair value based method for all awards, net of related tax effects:		
Stock option plans	(117)	(441)
Pro forma net income	$ 35,695	$ 40,336
Basic Earnings Per Common Share:		
As reported	$ 2.31	$ 2.50
Pro forma	$ 2.31	$ 2.47
Diluted Earnings Per Common Share:		
As reported	$ 2.29	$ 2.48
Pro forma	$ 2.28	$ 2.45

The pro forma amounts above were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free interest rate	5.16%	2.16%
Expected volatility	29.46	52.8
Dividend yield	0.00	0.00
Weighted average expected life	5.92 years	3-5 years

Incentive awards payable

Associates can earn the right to attend an annual incentive trip by meeting monthly qualification requirements for the entire calendar year and maintaining certain personal retention rates for the Memberships sold during the calendar year. Associates can also earn the right to receive additional monthly bonuses by meeting the monthly qualification requirements for twelve consecutive months and maintaining certain personal retention rates for the Memberships sold during that twelve month period.. The incentive awards payable at any date is estimated based on an evaluation of the existing associates that have met the monthly qualifications, any changes to the monthly qualification requirements, the estimated cost for each incentive earned and the number of associates that have historically met the personal retention rates. Changes to any of these assumptions would directly affect the amount accrued but we do not expect any of the significant trends impacting this account to change significantly in the near term.

Legal Contingencies

We account for legal contingencies in accordance with SFAS 5, *Accounting for Contingencies*, which requires that a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. This process requires subjective judgment about the likely outcomes of litigation. Liabilities related to most of our lawsuits are especially difficult to estimate due to the nature of the claims, limitation of available data and uncertainty concerning the numerous variables used to determine likely outcomes or the amounts recorded. Litigation expenses are recorded as incurred and we do not accrue for future legal fees. It is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Segment Information

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. Disclosures about products and services and geographic areas are presented in Note 16.

New Accounting Standards Issued

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("Interpretation No. 48"). Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." Interpretation No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Interpretation No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For us, Interpretation No. 48 was effective beginning January 1, 2007, and the cumulative effect adjustment, if any, will be recorded in the first quarter of 2007. We are currently evaluating the impact of the adoption of Interpretation No. 48 and have not yet determined the effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. However, for some entities, the application of this statement will change current practice. We will be required to adopt SFAS No. 157 as of January 1, 2008 and are currently evaluating the impact of SFAS No. 157 and have not yet determined the effect on our earnings or financial position.

In September 2006, the Securities and Exchange Commission staff published Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 by us in the fourth quarter of 2006 did not have a material impact on our consolidated financial statements.

In March 2006, the FASB Emerging Issues Task Force issued Issue 06-3, How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement ("EITF 06-3"). A tentative consensus was reached that a company should disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-3. If taxes are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The guidance is effective for periods beginning after December 15, 2006. We are currently evaluating the impact of adopting EITF 06-3 on our consolidated financial statement disclosure.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for us January 1, 2008. We are evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

Note 2 - Investments

A summary of the amortized cost, unrealized gains and losses and fair values of our investments at December 31, 2006 and 2005 follows:

	December 31, 2006			
	Amortized	Gross Unrealized		Fair
Available-for-Sale	Cost	Gains	Losses	Value
U.S. Government obligations	$ 7,750	$ 5	$ (131)	$ 7,624
Corporate obligations	1,991	11	(31)	1,971
Equity securities	136	–	(40)	96
Obligations of state and political subdivisions	59,265	150	(141)	59,274
Certificates of deposit	2,416	–	–	2,416
EURO	2,500	–	–	2,500
Total	$ 74,058	$ 166	$ (343)	$ 73,881

	December 31, 2005			
	Amortized	Gross Unrealized		Fair
Available-for-Sale	Cost	Gains	Losses	Value
U.S. Government obligations	$ 9,482	$ 65	$ (120)	$ 9,427
Corporate obligations	2,453	8	(80)	2,381
Equity securities	136	23	–	159
Obligations of state and political subdivisions	15,743	133	(142)	15,734
Certificates of deposit	2,561	–	–	2,561
Total	$ 30,375	$ 229	$ (342)	$ 30,262

In determining whether declines in the fair value of available-for-sale securities below their cost are other than temporary, management considers the financial condition of the issuer, causes for the decline in fair value (i.e., interest rate fluctuations or declines in creditworthiness) and severity and duration of the decline, among other things. At December 31, 2006 we had 193 securities (primarily municipal securities) with unrealized losses in four consecutive quarters with combined market losses of $327,000. These losses were determined to be temporary since substantially all of these securities were AAA rated and we intend to hold to maturity.

The contractual maturities of our available-for-sale investments in debt securities and certificates of deposit at December 31, 2006 by maturity date follows:

	Amortized Cost	Fair Value
One year or less	$ 45,335	$ 45,321
Two years through five years	5,940	5,871
Six years through ten years	14,742	14,682
More than ten years	7,905	7,911
Total	$ 73,922	$ 73,785

Our investment securities are included in the accompanying consolidated balance sheets at December 31, 2006 and 2005 as follows:

	December 31,	
	2006	2005
Available-for-sale investments (current)	$ 42,275	$ 6,742
Available-for-sale investments (non-current)	27,461	19,213
Investments pledged	4,145	4,307
Total	$ 73,881	$ 30,262

We are required to pledge investments to various state insurance departments as a condition to obtaining authority to do business in certain states. The fair value of investments pledged to state regulatory agencies is as follows:

	December 31,	
	2006	2005
Certificates of deposit	$ 2,216	$ 2,361
U. S. Government obligations	1,929	1,946
Total	$ 4,145	$ 4,307

Proceeds from sales of investments during 2006, 2005 and 2004 were $135.8 million, $13.2 million and $4.6 million, respectively, and resulted in gross realized gains of $43,000, $98,000 and $224,000 and gross realized losses of $82,000, $108,000 and $63,000, respectively.

Note 3 - Property and Equipment

Property and equipment is comprised of the following:

	Estimated	December 31,	
	Useful Life	2006	2005
Equipment, furniture and fixtures	3-10 years	$ 37,650	$ 34,204
Computer software	3 years	13,263	11,461
Building and improvements	20-40 years	39,326	36,542
Automotive and aviation equipment	3-10 years	14,134	13,489
Land	N/A	445	170
		104,818	95,866
Accumulated depreciation		(45,175)	(36,919)
Property and equipment, net		$ 59,643	$ 58,947

As of December 31, 2006 and 2005, capitalized interest of $706,000 was included in the cost of the building. No interest was capitalized during 2006 or 2005.

Note 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of the following:

	December 31,	
	2006	2005
Accounts payable	$ 5,077	$ 6,303
Marketing bonuses payable	1,455	2,099
Incentive awards payable	2,922	3,082
Litigation accrual	150	2,472
Other	4,041	5,139
Total	$ 13,645	$ 19,095

Note 5 – Notes Payable

On June 23, 2006, we received $80 million of senior, secured financing (the "Senior Loan") from Wells Fargo Foothill, Inc. ("Wells Fargo") consisting of a $75 million five year term loan facility (the "Term Facility") and a $5 million five year revolving credit facility (the "Revolving Facility"). At December 31, 2006, we have the full Revolving Facility available to us. After payment of an origination fee of 1%, lender costs and retirement of

$15.3 million of existing bank indebtedness, the net proceeds of the Term Facility we received were $58.8 million. During the six months ended December 31, 2006, we used a portion of the net proceeds to purchase 888,761 shares of treasury stock at a cost of $35.9 million, or an average price of $40.34 per share. The remaining proceeds will be used primarily to fund further share repurchases.

The Term Facility was fully funded on June 23, 2006 and provides for a five-year maturity and amortizes in monthly installments of $1.25 million commencing August 1, 2006, with interest on the outstanding balances under the Term Facility and the Revolving Facility payable, at our option, at a rate equal to Wells Fargo base rate plus 150 basis points or at the LIBOR plus 250 basis points. The interest rate at December 31, 2006 was 7.85%. We are also obligated to make additional quarterly payments equal to 50% of our "excess cash flow" (as defined in the Senior Loan agreement) if our Leverage Ratio is greater than or equal to 1 to 1 at the end of a quarter. We expect to be able to repay the facilities with cash flow from operations. We have the right to prepay the Term Facility in whole or in part, subject to a prepayment premium of 1% in the first year, 0.5% in the second year and none thereafter, with a reduction of 50% of the prepayment premium if the prepayment is from the proceeds of another loan provided by Wells Fargo.

The Senior Loan is guaranteed by our non-regulated subsidiaries and is secured by all of our tangible and intangible personal property (other than aircraft), including stock in all of our direct subsidiaries, and a mortgage on a building we recently acquired in Duncan, Oklahoma and remodeled to relocate and expand our existing customer service facility in Duncan.

In addition to customary covenants for loans of a similar type, the principal covenants for the Senior Loan are:

- a limitation on incurring any indebtedness in excess of the remaining existing bank indebtedness outstanding and $2.3 million in permitted capitalized leases or purchase money debt;
- a limitation on our ability to pay dividends or make stock purchases, other than with the net proceeds of the Term Loan, unless we meet certain cash flow tests;
- a prohibition on prepayment of other debt;
- a requirement to maintain consolidated EBITDA for the twelve month period ending December 31, 2006 and each quarter thereafter of at least $80 million ($75 million for us and our top tier direct subsidiaries);
- a requirement to maintain a quarterly fixed charge coverage ratio (EBITDA (with certain adjustments) divided by the sum of interest expense, income taxes and scheduled principal payments) of at least 1.1 to 1;
- a requirement to maintain at least 1.3 million members; and
- a requirement to maintain a Leverage Ratio (funded indebtedness as of the end of each quarter divided by EBITDA for the trailing twelve months) of no more than 1.5 to 1.

We were in compliance with these covenants at December 31, 2006.

In addition to customary events of default, it is an event of default if Harland Stonecipher ceases to be our Chairman and Chief Executive Officer for a period of 120 days unless replaced with a person approved by Wells Fargo.

We used the proceeds of the Term Facility to repay in full the $5.3 remaining balance of our existing stock loan with Bank of Oklahoma, N.A., First United Bank and Trust and Comerica Bank, which was originated in 2003 and the $10 million we borrowed from Bank of Oklahoma, N. A. earlier in June 2006. The related loan agreements were thereby terminated and the associated collateral was released. As a part of the transaction, we also amended our existing $20 million real estate loan which we incurred in 2002 to finance our new headquarters building in Ada, Oklahoma to extend the final maturity from September 2008 to August 2011. This loan, with interest at the 30 day LIBOR rate plus 2.25%, adjusted monthly, remains secured by a mortgage on our headquarters, but the additional security interest in our membership contracts was released. The interest rate at December 31, 2006 was 7.60%. We will continue to be required to make the same monthly payments on this loan of $191,000 plus interest with the balance of approximately $2.3 million due at maturity. The real estate loan was also amended to conform the financial covenants to those under the new Senior Loan.

Our $11.5 million aircraft loan was fully funded in November 2005 with interest payable monthly at the 30 day LIBOR rate plus 1.75%, adjusted monthly, and requires monthly principal installments of $96,000 which began December 31, 2005 with the remaining balance payable in a final installment due November 30, 2012. The interest rate at December 31, 2006 was 7.10%. The loan is collateralized by the aircraft purchased. In addition to customary events of default, if Harland C. Stonecipher ceases to be our Chief Executive Officer for a period of 90 consecutive days an event of default will occur.

A schedule of outstanding balances as of December 31, 2006 is as follows:

Senior loan	$ 68,750
Real estate loan	12,952
Aircraft loan	10,268
Total notes payable	91,970
Less: Current portion of notes payable	(18,437)
Long term portion	$ 73,533

A schedule of future maturities as of December 31, 2006 is as follows:

Repayment Schedule commencing January 2007:	
Year 1	$ 18,437
Year 2	18,437
Year 3	18,437
Year 4	18,437
Year 5	13,711
Thereafter	4,511
Total notes payable	$ 91,970

Note 6 - Income Taxes

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2006	2005	2004
Current	$ 27,116	$ 17,951	$ 19,281
Deferred	774	912	2,197
Total provision for income taxes	$ 27,890	$ 18,863	$ 21,478

A reconciliation of the statutory Federal income tax rate to the effective income tax rate is as follows:

	Year Ended December 31,		
	2006	2005	2004
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Tax exempt interest	(.7)	(.4)	(.2)
Wage tax credits	(.3)	(.5)	(.5)
Other	1.0	.4	.2
Effective income tax rate	35.0%	34.5%	34.5%

Deferred tax liabilities and assets at December 31, 2006 and 2005 are comprised of the following:

	December 31,	
	2006	2005
Deferred tax liabilities relating to:		
Deferred member and associate service costs	$ 7,221	$ 7,493
Property and equipment	7,232	7,008
Total deferred tax liabilities	14,453	14,501
Deferred tax assets relating to:		
Expenses not yet deducted for tax purposes	2,079	2,497
Deferred revenue and fees	11,184	11,425
Unrealized investment losses, net	69	44
Other	459	647
Total deferred tax assets	13,791	14,613
Net deferred tax (liability) asset	$ (662)	$ 112

Our deferred tax assets and liabilities are included in the accompanying consolidated balance sheets at December 31, 2006 and 2005 as follows.

	December 31,	
	2006	2005
Deferred income taxes (current asset)	$ 4,235	$ 4,894
Deferred income taxes (non-current liability)	(4,897)	(4,782)
Net deferred tax (liability) asset	$ (662)	$ 112

A significant portion of the deferred tax assets recognized relate to deferred revenue and fees. A valuation allowance was not recorded since we believe that there was sufficient positive evidence to support our conclusion not to record a valuation allowance. Management believes that we will realize the tax benefit of these deferred tax assets in the future because of our history of pre-tax income. However, there can be no assurance that we will generate taxable income or that all of our deferred tax assets will be utilized.

Note 7 - Stockholders' Equity

We announced on April 6, 1999, a treasury stock purchase program authorizing management to acquire up to 500,000 shares of our common stock. The Board of Directors has increased such authorization from 500,000 shares to 12 million shares during subsequent board meetings. At December 31, 2006, we had purchased 11.4 million treasury shares under these authorizations for a total consideration of $296.0 million, an average price of $26.02 per share. We purchased and formally retired 1,959,487 shares of our common stock during 2006 for $73.4 million, or an average price of $37.47 per share, reducing our common stock by $19,595 and our retained earnings by $73.4 million. At December 31, 2006 and 2005, we had 13.6 million and 15.5 million common shares outstanding, respectively, net of treasury shares. Given the current interest rate environment, the nature of other investments available and our expected cash flows, we believe that purchasing treasury shares enhances shareholder value and may seek alternative sources of financing to continue or accelerate the program. Any additional treasury stock purchases will be made at prices that we consider attractive and at such times that we believe will not unduly impact our liquidity.

Our ability to pay dividends is dependent in part on our ability to derive dividends from our subsidiaries. The payment of dividends by PPLCI is restricted under the Oklahoma Insurance Code to available surplus funds derived from realized net profits and requires the approval of the Oklahoma Insurance Commissioner for any dividend representing more than the greater of 10% of such accumulated available surplus or the previous years' net profits. PPLSIF is similarly restricted pursuant to the insurance laws of Florida. At January 1, 2007, neither PPLCI nor PPLSIF had funds available for payment of substantial dividends without the prior approval of the insurance commissioner. During 2006, PPLCI declared and after obtaining all necessary regulatory approvals, paid extraordinary dividends to us of $13.4 million compared to the $4.1 million dividend paid to us during 2005. At

January 1, 2007 LSPV had approximately $1.6 million available for payment of an ordinary dividend. At December 31, 2006 the amount of restricted net assets of consolidated subsidiaries was $22.6 million, representing amounts that may not be paid to us as dividends either under the applicable regulations or without regulatory approval.

Note 8 – Other Expenses, net

The components of other expenses, net are as follows:

	Year Ended December 31,		
	2006	2005	2004
Depreciation	$ 8,260	$ 7,489	$ 7,709
Premium taxes	1,840	2,059	1,698
Interest expense	5,726	2,682	1,990
Litigation accrual expense	(710)	(303)	(121)
Interest income	(2,884)	(1,471)	(1,698)
Total Other expenses, net	$12,232	$10,456	$ 9,578

Note 9 - Comprehensive Income

Comprehensive income is comprised of two subsets - net income and other comprehensive income. Included in other comprehensive income for us are foreign currency translation adjustments and unrealized gains on investments. These items are accumulated within the Statements of Changes in Stockholders' Equity under the caption "Accumulated Other Comprehensive Income." As of December 31, accumulated other comprehensive income, as reflected in the Consolidated Statements of Changes in Stockholders' Equity, was comprised of the following:

	2006	2005
Foreign currency translation adjustments	$ 397	$ 456
Unrealized losses on investments, net of income taxes of $(70) and $(44)	(107)	(69)
Accumulated other comprehensive income	$ 290	$ 387

Note 10 - Related Party Transactions

Through December 31, 2005, our Chairman, Harland C. Stonecipher, was the owner of PPL Agency, Inc. ("Agency"). Effective January 1, 2006 we acquired Agency from Mr. Stonecipher but prior to the acquisition we had agreed to indemnify and hold him harmless for any personal losses incurred as a result of his ownership of this corporation and any income earned by Agency accrued to us. We provide management and administrative services for Agency, for which we received specified management fees and expense reimbursements. No consideration was paid to Mr. Stonecipher.

Agency's financial position and results of operations are included in our financial statements on a combined basis after elimination of intercompany transactions. Agency earned commissions, net of amounts paid directly to its agents by the underwriter, during 2006, 2005 and 2004 of $107,000, $114,000 and $220,000, respectively, through its sales of insurance products of an unaffiliated company. Agency had net income of $7,000, $16,000 and $127,000 for the years ended December 31, 2006, 2005 and 2004, respectively, after incurring commissions earned by Mr. Stonecipher of $58,000, $57,000 and $55,000, respectively, and annual management fees paid to us of $36,000 for 2006, 2005 and 2004.

John W. Hail, one of our directors, served as our Executive Vice President, Director and Agency Director from July 1986 through May 1988 and also served as Chairman of the Board of Directors of TVC Marketing, Inc., which was our exclusive marketing agent from April 1984 through September 1985. Pursuant to agreements between Mr. Hail and us entered into during the period in which Mr. Hail was one of our executive officers, Mr. Hail receives override commissions from renewals of certain Memberships initially sold by us during such period. During 2006, 2005 and 2004, such override commissions on renewals totaled $71,000, $75,000 and $79,000, respectively. Mr. Hail also owns interests ranging from 12% to 100% in corporations not currently affiliated with us, including TVC Marketing, Inc., but which were engaged in the marketing of our legal service Memberships and which earn renewal commissions from Memberships previously sold. These entities earned renewal commissions of $519,000, $551,000 and $557,000 during 2006, 2005 and 2004, respectively, of which $273,000, $314,000 and $322,000, respectively, was passed through as commissions to their sales agents.

Note 11 – Leases

At December 31, 2006, we were committed under noncancelable operating and capital leases, principally for buildings and equipment. Aggregate rental expense under all operating leases was $143,000, $108,000 and $79,000 in 2006, 2005 and 2004, respectively.

Future commitments commencing January 2007 related to noncancelable operating leases are as follows:

Year Ended December 31,	
2007	$ 144
2008	101
2009	41
2010	36
2011	24
Thereafter	230
Total operating lease commitments	$ 576

Future minimum lease payments commencing in January 2007 related to capital leases are as follows:

Year Ended December 31,	
2007	$ 420
2008	81
2009	81
2010	81
2011	81
Thereafter	1,487
Total minimum lease payments	2,231
Less: Imputed interest	(934)
Present value of net minimum lease payments	1,297
Less: Current portion	(340)
Non current portion of capital leases payable	$ 957

We entered into two capital leases near the end of 2002 and one early in 2003 to acquire equipment and buildings. These capital leases expire at various dates through 2032. The capital lease assets are included in property and equipment as follows at December 31, 2006 and December 31, 2005.

	December 31,	
	2006	2005
Equipment, furniture and fixtures	$ 1,670	$ 1,670
Buildings and improvements	314	314
	1,984	1,984
Less: accumulated amortization	(798)	(445)
Net capital lease assets	$ 1,186	$ 1,539

Note 12 - Commitments and Contingencies

Beginning in the second quarter of 2001 multiple lawsuits were filed against us, certain officers, employees, sales associates and other defendants in various Mississippi state courts by current or former members seeking actual and punitive damages for alleged breach of contract, fraud and various other claims in connection with the sale of Memberships. At one time, we were aware of 11 separate lawsuits involving approximately 400 plaintiffs in multiple counties in Mississippi. These cases seek varying amounts of actual and punitive damages. We tried three separate lawsuits in Mississippi. On September 11, 2006 we reached a settlement agreement with counsel for the more than 400 plaintiffs in numerous pending cases in Mississippi. For an amount significantly less than our then accrued reserves of $2.5 million, all pending litigation against us is being resolved in Mississippi, including the Barbara Booth v. Pre-Paid Legal Services, Inc. case in which the $9.9 million punitive damage verdict was entered. Settlement and dismissal of almost all pending litigation has been approved by the plaintiffs.

On March 27, 2006 we received a complaint filed by a former provider attorney law firm in Davidson County, Tennessee seeking compensatory and punitive damages on the basis of allegations of breach of contract. On May 15, 2006 the trial court dismissed plaintiff's complaint in its entirety. Plaintiff filed a notice of appeal on June 13, 2006. The ultimate outcome of this matter is not determinable.

We are a defendant in various other legal proceedings that are routine and incidental to our business. We will vigorously defend our interests in all proceedings in which we are named as a defendant. We also receive periodic complaints or requests for information from various state and federal agencies relating to our business or the activities of our marketing force. We promptly respond to any such matters and provide any information requested.

While the ultimate outcome of these proceedings is not determinable, we do not currently anticipate that these contingencies will result in any material adverse effect to our financial condition or results of operation, unless an unexpected result occurs in one of the cases. The costs of the defense of these various matters are reflected as a part of general and administrative expense, or Membership benefits if fees relate to Membership issues, in the consolidated statements of income. We have established an accrued liability, we believe will be sufficient to cover estimated damages in connection with various cases (exclusive of ongoing defense costs which are expensed as incurred), which at December 31, 2006 was $150,000. We believe that we have meritorious defenses in all pending cases and will vigorously defend against the plaintiffs' claims. However, it is possible that an adverse outcome in certain cases or increased litigation costs could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Canadian taxing authorities are challenging portions of our commission and general and administrative deductions for tax years 1999 - 2002 and have tax assessments which aggregate $5.7 million. The Canadian taxing authorities contend commission deductions should be matched with the membership revenue as received, we contend these commissions are deductible when paid. Under Canadian tax laws, our commission payments are treated as a prepaid expense. We base our deduction of commission on the fact that all the services (the sale of the membership) have been performed by the sales associate at the time of sale therefore this prepaid expense (the commission payments) is deductible when paid. Also, the commission payment is taxable to the sales associate when paid and each year we issue a T4 (Canadian 1099 equivalent) to sales associates for the total commission payments made during that year. In addition, Canadian taxing authorities have challenged our allocation of general and administrative expenses to Canadian operations. We contend the allocation of general and administrative expenses, based on the percentage of Canadian new memberships written and the Canadian percentage memberships in force, is reasonable. We have established an accrued liability we believe will be sufficient to cover the estimated tax assessment in connection with these items, which at December 31, 2006 was $477,000. As stated above, we believe that we have reasonable basis for our tax position relative to these items, however, it is possible that an adverse outcome could have an adverse effect upon our financial condition, operating results or cash flows in particular quarterly or annual periods.

Note 13 - Stock Options, Stock Ownership Plan and Benefit Plan

We have a stock option plan (the "Plan") under which the Board of Directors (the "Board") or our Stock Option Committee (the "Committee") may grant options to purchase shares of our common stock. The Plan permits the granting of options to our directors, officers and employees to purchase our common stock at not less than the fair value at the time the options are granted. The Plan provides for option grants to acquire up to 3,000,000 shares and permits the granting of incentive stock options as defined under Section 422 of the Internal Revenue Code at an exercise price for each option equal to the market price of our common stock on the date of the grant and a maximum term of 10 years. Options not qualifying as incentive stock options under the Plan have a maximum term of 15 years. The Board or Committee determines vesting of options granted under the Plan. No options may be granted under the Plan after December 12, 2012. We have not granted options under the Plan since March 2004.

The Plan previously provided for automatic grants of options to our non-employee directors. Under the Plan, each incumbent non-employee director and any new non-employee director received options to purchase 10,000 shares of common stock on March 1 of each year. The options granted each year were immediately exercisable as to 2,500 shares and vested in additional increments of 2,500 shares on the following June 1st, September 1st, and December 1st in the year of grant, subject to continued service by the non-employee director during such periods. Options granted to non-employee directors under the Plan have an exercise price equal to the closing price of the common stock on the date of grant. These automatic grants of options to non-employee directors were eliminated effective January 1, 2005, and therefore no further grants to non-employee directors have been made.

Also included below are stock options that were issued to our Regional Vice Presidents ("RVPs") in order to encourage stock ownership by our RVPs and to increase the proprietary interest of such persons in our growth and financial success. These options have been granted periodically to RVPs since 1996. Options were granted at fair market value at the date of the grant and were generally immediately exercisable for a period of three years or within 90 days of termination, whichever occurs first. Although there we no options granted to RVPs during 2006 or 2005, there were 36,751 total options granted to RVPs in the year ended December 31, 2004. We discontinued the RVP stock option grants immediately after the 2003 fourth quarter stock options were awarded in the first quarter of 2004.

A summary of the status of our total stock option activity as of December 31, 2006, 2005 and 2004, and for the years ended on those dates is presented below:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	507,167	$ 20.94	862,490	$ 23.88	1,275,499	$ 24.06
Granted	–	–	–	–	76,751	23.42
Exercised	(226,719)	18.07	(345,642)	28.24	(234,170)	22.10
Terminated	(7,408)	23.29	(9,681)	22.33	(255,590)	26.27
Outstanding at end of year	273,040	$ 23.26	507,167	$ 20.94	862,490	$ 23.88
Options exercisable at year end	273,040	$ 23.26	507,167	$ 20.94	837,490	$ 23.99
Aggregate intrinsic value of outstanding options	$ 4,332		$ 8,757		$11,158	
Intrinsic value of options exercised	$ 3,776		$ 3,357		$ 1,987	
Fair value of options vested during period	$ –		$ 180		$ 678	
Weighted average grant date fair value per share	N/A		N/A		$ 8.74	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$17.03 – $19.20	47,000	3.78	$ 18.92
$22.21 – $24.20	193,540	.66	24.06
$24.46 – $26.11	32,500	.82	24.84
	273,040	1.21	$ 23.26

During 1988, we adopted an employee stock ownership plan. Under the plan, employees may elect to defer a portion of their compensation by making contributions to the plan. Prior to December 31, 2006, up to seventy-five percent of the contributions made by employees were used to purchase Company common stock with the remaining twenty-five percent allocated to other investment options within the plan. For plan years beginning after December 31, 2006, the plan allows participants to move any portion of their account that is invested in our stock from that investment into other investment alternatives under the plan. At our option, we may make matching contributions to the plan, and recorded expense of $459,000, $445,000 and $342,000 for 2006, 2005 and 2004 respectively, based on contributions of cash during 2006 and 2005 and contributions of Company stock of 10,100 shares during 2004.

In November 2002, we adopted a deferred compensation plan, which permits executive officers and key employees to defer receipt of a portion of their compensation. Deferred amounts accrue hypothetical returns based upon investment options selected by the participant. We have amended the deferred compensation plan, effective January 1, 2005, to comply with new provisions of Section 409A of the Internal Revenue Code. Deferred amounts are paid in cash based on the value of the investment option and are generally payable following termination of employment in a lump sum or in installments as elected by the participant, but the plan provides for financial hardship distributions, distributions in the event of total disability or death and distributions upon a change in control. The plan also provides for a death benefit of $500,000 for each participant. Although the plan is unfunded and represents an unsecured liability of ours to the participants, we have purchased variable life insurance policies owned by us to insure the lives of the group of participants and to finance our obligations under the plan. As of December 31, 2006 and 2005, we had an aggregate deferred compensation liability of $5.2 million and $3.9 million, respectively, which is included in other non-current liabilities. At December 31, 2006, the cash value of the underlying insurance policies owned by us was $4.7 million and included in other assets.

Note 14 - Earnings Per Share

Basic earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock and dilutive potential common shares outstanding during the year. The weighted average number of common shares is also increased by the number of dilutive potential common shares issuable on the exercise of options less the number of common shares assumed to have been purchased with the proceeds from the exercise of the options pursuant to the treasury stock method; those purchases are assumed to have been made at the average price of the common stock during the respective period.

	Year Ended December 31,		
Basic Earnings Per Share:	2006	2005	2004
Earnings:			
Income	$ 51,798	$ 35,812	$ 40,777
Shares:			
Weighted average shares outstanding	14,642	15,470	16,313

Diluted Earnings Per Share:

Earnings:			
Income after assumed conversions	$ 51,798	$ 35,812	$ 40,777
Shares:			
Weighted average shares outstanding	14,642	15,470	16,313
Assumed exercise of options	97	182	145
Weighted average number of shares, as adjusted	14,739	15,652	16,458

Options to purchase shares of common stock are excluded from the calculation of diluted earnings per share when their inclusion would have an anti-dilutive effect on the calculation. Options to purchase 218,000 shares with an average exercise price of $32.05 were excluded from the calculation of diluted earnings per share for the year ended December 31, 2004. No options were excluded from the diluted earnings per share calculation for the years ended December 31, 2006 and 2005.

Note 15 - Selected Quarterly Financial Data (Unaudited)

Following is a summary of the unaudited interim results of operations for the years ended December 31, 2006 and 2005.

Selected Quarterly Financial Data
(In thousands, except per share amounts)

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$109,960	$111,198	$111,194	$111,672
Net income	13,071	12,090	13,406	13,231
Basic income per common share (1):				
Net Income	$ .85	$ .81	$ .93	$ .95
Diluted income per common share (1):				
Net Income	$ .84	$ .81	$ .93	$ .94
2005				
Revenues	$100,895	$105,619	$107,582	$109,284
Net income	8,948	6,853	8,644	11,367
Basic income per common share (1):				
Net Income	$ .57	$ .45	$ .56	$ .73
Diluted income per common share (1):				
Net Income	$ .57	$ .44	$ .55	$ .73

(1) The sum of EPS for the four quarters may differ from the annual EPS due to rounding and the required method of computing weighted average number of shares in the respective periods.

Note 16 - Segment Information

We operate a consistent business model, marketing Memberships to our customers in the United States and four Canadian provinces. We maintain regional geographic management to facilitate local execution of our marketing strategies. However, the most significant performance evaluations and resource allocations made by our chief operating decision makers are made on a global basis. As such, we have concluded that we maintain one operating and reportable segment. Substantially all of our business is currently conducted in the United States. Revenues from our Canadian operations for 2006, 2005 and 2004 were $7.1 million, $6.0 million and $4.7 million, respectively. We have no significant long-lived assets located in Canada.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Controls and Procedures

Our principal executive officer (Chairman, Chief Executive Officer and President) and principal financial officer (Chief Financial Officer) have evaluated our disclosure controls and procedures as of December 31, 2006, and have concluded that these controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (15 U.S.C. § 78a et seq) is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of 2006, no change occurred in our internal control over financial reporting that materially affected, or is likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 31, 2006 as reflected in our report included in Item 8 above.

Grant Thornton LLP, our independent registered public accounting firm, audited management's assessment of the effectiveness of internal control over financial reporting and, based on that audit, issued the report set forth in Item 8 above.

Certifications

Our Chief Executive and Chief Financial Officers have completed the certifications required to be filed as an Exhibit to this Report (See Exhibits 31.1 and 31.2) relating to the design of our disclosure controls and procedures and the design of our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

In accordance with the provisions of General Instruction G (3), information required by Items 10 through 14 of Form 10-K are incorporated herein by reference to our Proxy Statement for the Annual Meeting of Shareholders to be filed prior to April 30, 2007.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following documents are filed as part of this report:

(1) Financial Statements: See Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule set forth on page 41 of this report.

(2) Exhibits: For a list of the documents filed as exhibits to this report, see the Exhibit Index following the signatures to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRE-PAID LEGAL SERVICES, INC.

Date: February 27, 2007

By: /s/ Randy Harp
Randy Harp
Chief Operating Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ Harland C. Stonecipher Harland C. Stonecipher	Chairman of the Board of Directors (Principal Executive Officer)	February 27, 2007
/s/ Randy Harp Randy Harp	Chief Operating Officer	February 27, 2007
/s/ Steve Williamson Steve Williamson	Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2007
/s/ Orland G. Aldridge Orland G. Aldridge	Director	February 27, 2007
/s/ Martin H. Belsky Martin H. Belsky	Director	February 27, 2007
/s/ Peter K. Grunebaum Peter K. Grunebaum	Director	February 27, 2007
/s/ John W. Hail John W. Hail	Director	February 27, 2007
/s/ Thomas W. Smith Thomas W. Smith	Director	February 27, 2007

PRE-PAID LEGAL SERVICES, INC AND SUBSIDIARIES
Schedule I – Condensed Financial Information of the Registrant

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
BALANCE SHEETS
(Amounts in 000's)

ASSETS

	December 31,	
	2006	2005
Current assets:		
Cash and cash equivalents	$ 9,245	$ 28,505
Available-for-sale investments, at fair value	39,950	–
Membership income receivable	4,156	3,971
Inventories	1,337	1,717
Refundable income taxes	653	–
Deferred member and associate service costs	14,491	14,854
Other assets	2,634	2,874
Total current assets	72,466	51,921
Available-for-sale investments, at fair value	147	239
Investments pledged	323	374
Property and equipment, net	59,108	58,702
Investments in and amounts due to/from subsidiaries, net	48,679	39,626
Deferred member and associate service costs	2,406	2,752
Other assets	6,847	5,755
Total assets	$189,976	$159,369

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Current liabilities:		
Membership benefits	$ 11,588	$ 11,241
Deferred revenue and fees	22,192	21,767
Current portion of capital leases payable	340	321
Current portion of notes payable	18,437	15,250
Common stock dividends payable	–	4,643
Accounts payable and accrued expenses	13,141	18,335
Total current liabilities	65,698	71,557
Capital leases payable	957	1,296
Notes payable	73,533	23,220
Deferred revenue and fees	1,479	2,490
Deferred income taxes	12,241	5,480
Other non-current liabilities	5,208	3,932
Total liabilities	159,116	107,975
Stockholders' equity:		
Common stock	185	203
Retained earnings	129,413	149,832
Accumulated other comprehensive income	290	387
Treasury stock, at cost	(99,028)	(99,028)
Total stockholders' equity	30,860	51,394
Total liabilities and stockholders' equity	$189,976	$159,369

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
STATEMENTS OF INCOME
(Amounts in 000's)

	Year Ended December 31,		
	2006	**2005**	**2004**
Revenues:			
Membership fees	$ 309,765	$ 289,553	$ 260,959
Associate services	26,674	28,683	24,618
Other	4,717	4,714	5,247
	341,156	322,950	290,824
Costs and expenses:			
Membership benefits	110,415	102,354	89,016
Commissions	98,249	111,129	88,963
Associate services and direct marketing	29,381	30,311	24,618
General and administrative	31,362	30,127	32,037
Other, net	9,626	9,385	9,157
	279,033	283,306	243,791
Income before income taxes and equity in net income of subsidiaries	62,123	39,644	47,033
Provision for income taxes	21,746	13,677	16,226
Income before equity in net income of subsidiaries	40,377	25,967	30,807
Equity in net income of subsidiaries	11,421	9,845	9,970
Net income	$ 51,798	$ 35,812	$ 40,777

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
STATEMENTS OF CASH FLOWS
(Amounts in 000's)

	Year Ended December 31,		
	2006	2005	2004
Net cash provided by operating activities	$ 52,899	$ 46,586	$ 38,393
Cash flows from investing activities:			
Additions to property and equipment	(8,631)	(14,778)	(10,879)
Purchases of investments – available-for-sale	(164,309)	–	(2,858)
Maturities and sales of investments – available-for-sale	124,479	307	11,783
Net cash used in investing activities	(48,461)	(14,471)	(1,954)
Cash flows from financing activities:			
Proceeds from exercise of stock options	485	4,439	5,176
Tax benefit on exercise of stock options	703	–	–
Decrease in capital lease obligations	(320)	(339)	(808)
Purchases of treasury stock	(73,423)	(11,673)	(37,462)
Proceeds from issuance of debt	85,000	13,829	19,000
Repayments of debt	(31,500)	(20,445)	(17,335)
Dividends paid	(4,643)	(12,412)	–
Net cash used in financing activities	(23,698)	(26,601)	(31,429)
Net increase in cash and cash equivalents	(19,260)	5,514	5,010
Cash and cash equivalents at beginning of year	28,505	22,991	17,981
Cash and cash equivalents at end of year	$ 9,245	$ 28,505	$ 22,991
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of amount capitalized	$ 5,536	$ 2,432	$ 1,752
Cash paid for income taxes	$ 28,710	$ 13,350	$ 19,429
Non-cash activities – cash dividends declared but not paid	$ –	$ 4,643	$ 7,796
Non-cash activities – capital lease obligations incurred	$ –	$ –	$ 1,058
Non-cash activities – asset additions due to trade-in allowance	$ –	$ 426	$ –
Purchases of treasury stock pursuant to tender offer	$ 6,584	$ –	$ –

See accompanying notes to condensed financial statements.

PRE-PAID LEGAL SERVICES, INC. (Parent Company)
CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT
Notes to Condensed Financial Statements

Basis of Presentation

In the parent-company-only financial statements, Pre-Paid Legal Services, Inc.'s ("Parent Company") investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent-company-only financial statements should be read in conjunction with the Parent Company's consolidated financial statements.

Notes 5 and 12 and the first two paragraphs of Note 10 to the consolidated financial statements of Pre-Paid Legal Services, Inc. relate to the Parent Company and therefore have not been repeated in these notes to condensed financial statements.

Expense Advances and Reimbursements

Pursuant to management agreements with certain subsidiaries, which have been approved by insurance regulators, commission advances are paid and expensed by the Parent Company and the Parent Company is compensated for a portion of its general and administrative expenses determined in accordance with the agreements.

Dividends from Subsidiaries

Dividends paid to the Parent Company from its subsidiaries are accounted for by the equity method: During 2006, PPLCI declared and after obtaining all necessary regulatory approvals, paid extraordinary dividends to us of $13.4 million compared to the $4.1 million dividend paid to us during 2005. No dividends were declared or paid by PPLCI during 2004.

INDEX TO EXHIBITS

Exhibit No.	Description
3.1.	Amended and Restated Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibit 3.1 of the Company's Report on Form 8-K dated June 27, 2005)
3.2	Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.1 of the Company's Report on Form 10-Q for the period ended June 30, 2003)
*10.1	Employment Agreement effective January 1, 1993 between the Company and Harland C. Stonecipher (Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.2	Agreements between Shirley Stonecipher, New York Life Insurance Company and the Company regarding life insurance policy covering Harland C. Stonecipher (Incorporated by reference to Exhibit 10.21 of the Company's Annual Report on Form 10-K for the year ended December 31, 1985)
*10.3	Amendment dated January 1, 1993 to Split Dollar Agreement between Shirley Stonecipher and the Company regarding life insurance policy covering Harland C. Stonecipher (Incorporated by reference to Exhibit 10.3 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.4	Form of New Business Generation Agreement Between the Company and Harland C. Stonecipher (Incorporated by reference to Exhibit 10.22 of the Company's Annual Report on Form 10-K for the year ended December 31, 1986)
*10.5	Amendment to New Business Generation Agreement between the Company and Harland C. Stonecipher effective January, 1990 (Incorporated by reference to Exhibit 10.12 of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1992)
*10.6	Amendment No. 2 to New Business Generation Agreement between the Company and Harland C. Stonecipher effective January, 1990 (Incorporated by reference to Exhibit 10.13 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
*10.7	Stock Option Plan, as amended effective May 2003 (Incorporated by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.8	Loan agreement dated June 11, 2002 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the six-months ended June 30, 2002)
10.9	Form of Mortgage dated July 23, 2002 between Bank of Oklahoma, N.A. and the Company (Incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the six months ended June 30, 2002)
*10.10	Deferred compensation plan effective November 6, 2002 (Incorporated by reference to Exhibit 10.14 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002)
*10.11	Amended Deferred Compensation Plan effective January 1, 2005 (Incorporated by reference to Exhibit 10.16 of the Company's Report on Form 10-K for the year ended December 31, 2004)
10.12	Purchase Agreement dated August 19, 2005 between us and Learjet, Inc., with Addendum. (Incorporated by reference to Exhibit 10.1 of the Company's Report on Form 8-K dated August 19, 2005)
10.13	Loan Agreement dated November 30, 2005 between Pre-Paid legal Services, Inc and Bank of Oklahoma, N.A. and First United Bank and Trust (Incorporated by reference to Exhibit 10.1 of the Company's Report on Form 8-K dated November 30, 2005)

END